   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1998


                                                    REGISTRATION NO. 333-40279

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM S-1

                            REGISTRATION STATEMENT
                                    UNDER


                          THE SECURITIES ACT OF 1933
                               AMENDMENT NO. 3


                                  BOLLE INC.

            (Exact name of registrant as specified in its charter)

             DELAWARE                           3851                      13-373-4135
  (State or other jurisdiction      (Primary Standard Industrial       (I.R.S. Employer
         of incorporation)           Classification Code Number)      Identification No.)


 555 THEODORE FREMD AVENUE, SUITE B-302, RYE, NEW YORK 10580, (914) 967-9400

        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              MARTIN E. FRANKLIN
                    555 THEODORE FREMD AVENUE, SUITE B-302
                             RYE, NEW YORK 10580
                                (914) 967-9400

          (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPY TO:
                            WILLIAM J. GRANT, ESQ.
                           WILLKIE FARR & GALLAGHER
                             ONE CITICORP CENTER
                             153 EAST 53RD STREET
                              NEW YORK, NEW YORK
                                (212) 821-8000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, check the following box.                                      [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective
registration statement for the same offering.                   [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the
same offering.                                                  [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                          [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------


                                                          PROPOSED      PROPOSED
                                                           MAXIMUM      MAXIMUM
      TITLE OF EACH CLASS OF                              OFFERING     AGGREGATE      AMOUNT OF
            SECURITIES                 AMOUNT TO BE       PRICE PER     OFFERING     REGISTRATION
         TO BE REGISTERED               REGISTERED        SHARE(1)      PRICE(2)        FEE(3)
--------------------------------  --------------------- -----------  ------------- --------------
Common Stock, $.01 par value  ... Up to 8,000,000 shares              $24,460,000     $7,412.12
--------------------------------  --------------------- -----------  ------------- --------------



(1)    Not applicable.
(2) Based on the book value of the securities to be registered as of September 30, 1997 for purposes of determining the Registration Fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.
(3) $6,963.64 has been previously paid; the balance, or $448.48, is being paid concurrently with the filing of this Registration Statement.


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    SUBJECT TO COMPLETION FEBRUARY 4, 1998


                                  BOLLE INC.


                    UP TO 8,000,000 SHARES OF COMMON STOCK

   This Prospectus is being furnished to stockholders (the "BEC Stockholders") of BEC Group, Inc. ("BEC"), a Delaware corporation, in connection with the Spinoff (as defined below) pursuant to which BEC Stockholders will receive all of BEC's interest (96%) in Bolle Inc., a Delaware corporation (the "Company" or "Bolle"), or up to 8,000,000 shares of Bolle Common Stock (as defined below) in a pro rata distribution (the "Spinoff"). The Spinoff is expected to become effective on the record date thereof, which is scheduled to be on February , 1998 (the "Record Date"), immediately following the special meeting of the BEC Stockholders (the "BEC Special Meeting") to be held to approve the proposed merger (the "Merger") of ILC Technologies, Inc., a California corporation ("ILC") with and into BILC Acquisition Corp., a Delaware corporation and wholly owned subsidiary of BEC ("Acquisition Corp."), but prior to the closing of the Merger, which is expected to be February , 1998 (the "Effective Time"). The Spinoff does not require approval by the BEC Stockholders and is not conditioned upon the closing of the Merger. The Spinoff and the Merger are referred to herein as the "Transactions."

   As a result of the Spinoff, holders of the common stock, par value $.01 per share of BEC (the "BEC Common Stock") will receive, commencing the business day after the Effective Time, one share of Bolle Common Stock for every three shares of BEC Common Stock held on the Record Date and, as a result, Bolle will become an independent publicly-held company. Cash will be paid in lieu of fractional shares. Only BEC stockholders of record on the Record Date (which is scheduled to be the day prior to the closing of the Merger) will receive Bolle Common Stock pursuant to the Spinoff. The receipt of the Bolle Common Stock (as defined below) by the BEC Stockholders will be a taxable transaction for federal income tax purposes. See "THE SPINOFF--Certain Federal Income Tax Consequences." The market value of the Bolle Common Stock to be distributed to the BEC Stockholders pursuant to the Spinoff cannot be determined prior to the Spinoff. As of February 2, 1998, the most recent date for which such information was available prior to the printing of this Prospectus, there were 17,617,950 shares of BEC Common Stock outstanding and the per share closing price of such shares was $5.94.


   The Merger will be effected pursuant to an Agreement and Plan of Merger (the "Merger Agreement"). As consideration for the Merger, BEC will issue to shareholders of ILC, after certain adjustments, 2.18 shares of BEC Common Stock for each outstanding share of ILC's common stock (assuming conversion of the principal amount of all of BEC's 8% convertible subordinated notes (the "BEC Convertible Notes") and consummation of a one for two reverse stock split of the BEC Common Stock). BEC has the right to terminate the Merger Agreement if a majority of the BEC Stockholders fail to approve the Merger Agreement and the related issuance of BEC Common Stock at the special meeting of BEC Stockholders to be held after the Effective Time.

   The Company is a wholly owned subsidiary of BEC. BEC is a holding company for two businesses, ORC Technologies, Inc. ("ORC") which manufactures and markets specialty lighting technology products, and the Company, which manufactures and markets Bolle(Registered Trademark) premium sunglasses, sport shields, goggles and safety and tactical eyewear. The Company was organized on February 3, 1997 to effect the July 1997 acquisition by BEC of Holding B.F., the French holding company that owned the Bolle(Registered Trademark) design, manufacturing and certain distribution interests, including the worldwide rights to the Bolle(Registered Trademark) brand for the Company's products. The Company is also a holding company, the principal subsidiaries of which are Bolle America, Inc., a Delaware corporation ("Bolle America") and Bolle International S.A., a French corporation ("Bolle France"). The purpose of the Spinoff is to permit the BEC Stockholders to retain their interest in the Company while at the same time enabling BEC to focus on its specialty lighting technology business. The Company expects that, pursuant to a Bill of Sale and Assignment Agreement to be entered into between BEC and the Company at the Effective Time (the "Contribution Agreement"), (i) BEC will assign to the Company all of BEC's assets other than assets related to the ORC Business (as defined in the Contribution Agreement) and certain other specified assets retained by BEC; and (ii) the Company will assume all of BEC's liabilities prior to the Spinoff other than those related to the ORC Business. The assets assigned to, and the liabilities assumed by, the Company pursuant to the Contribution Agreement are referred to herein as the "Non-ORC Business." See "THE SPINOFF--Transfer of the Non-ORC Business to the Company" and "RISK FACTORS--Risks Associated with the Spinoff."

   The board of directors of BEC (the "BEC Board") has determined the record date of the Spinoff (the "Record Date") to be February , 1998.

   No additional consideration will be paid by the BEC Stockholders for the shares of common stock par value $.01 per share of the Company (the "Bolle Common Stock") to be received by them in the Spinoff and neither BEC nor Bolle will receive any proceeds from the Spinoff. There is currently no public trading market for the shares of Bolle Common Stock. Application has been made to list the Bolle Common Stock on the Nasdaq National Market
("Nasdaq") under the symbol "    ". See "THE SPINOFF."

   The Spinoff is not conditioned upon the closing of the Merger. The Merger is conditioned upon the consummation of the Spinoff and, among other things, approval by the BEC Stockholders of the Merger Agreement and the transactions contemplated thereby, as well as of the related issuance of BEC Common Stock, which approval will be sought pursuant to the proxy materials which have been distributed previously (the "Proxy Materials"). The Spinoff is expected to become effective on the Record Date immediately after the Special Meeting, but prior to the closing of the Merger.

   SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR MATTERS THAT SHOULD BE CONSIDERED WITH RESPECT TO THE SHARES OF BOLLE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              February  , 1998.

ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1, Commission File No. 333-40279, under the Securities Act with respect to the shares of the Bolle Common Stock. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Bolle Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document to which reference is made are necessarily summaries thereof, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Any interested party may inspect the Registration Statement, without charge, and copied at prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a website that contains the Registration Statement. This website can be accessed at www.sec.gov. Copies of such material can also be obtained from the Company upon request by contacting the Company at its principal executive office.

   Following the Spinoff, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information which will be filed by the Company with the Commission will be available for inspection and copying at the Commission's public reference facilities referred to above. Copies of such material will be obtainable by mail at prescribed rates by writing the Public Reference Branch of the Commission at the address referred to above. In addition, reports, proxy statements and other information concerning the Company will be available for inspection at the offices of the Nasdaq located at 1735 K Street, N.W., Washington, D.C. 20006.

   The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                              TABLE OF CONTENTS

                                                                                       PAGE
                                                                                     --------
Summary .............................................................................    3
Risk Factors ........................................................................   10
The Company .........................................................................   18
The Spinoff .........................................................................   19
Selected Financial Data .............................................................   24
Management's Discussion and Analysis of Financial Condition and Results of Operations   25
Business ............................................................................   27
Management ..........................................................................   39
Executive Compensation ..............................................................   41
Certain Relationships and Related Transactions ......................................   44
Security Ownership of Certain Beneficial Owners and Management ......................   46
Description of Capital Stock ........................................................   47
Validity of Shares ..................................................................   51
Experts .............................................................................   51
Index to Financial Statements .......................................................   F-1

                                   SUMMARY

   The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this Prospectus Summary is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and notes thereto, contained herein. Unless the context otherwise requires, the term the "Company" or "Bolle" refers to Bolle Inc., a Delaware corporation, and its consolidated subsidiaries; the term "Bolle America" refers to Bolle America, Inc., a Delaware corporation and wholly owned subsidiary of the Company; and the term "Bolle France" refers to Bolle International S.A., a French corporation and wholly owned subsidiary of the Company, and its consolidated subsidiaries. Unless otherwise noted, the business description of the Company, the financial statements and other financial information relating to the Company and data and information as to the shares of Bolle Common Stock give effect to the Spinoff.

                                 THE COMPANY

   The Company designs, manufactures and markets premium sunglasses and sport shields, goggles and safety and tactical eyewear under the Bolle(Registered Trademark) brand. Bolle(Registered Trademark) products enjoy worldwide recognition and a high quality image in the sport and active lifestyle markets, particularly skiing, golf and cycling as well as a growing reputation in the larger, fashion driven recreational sunglass market. The Company's safety and tactical business, which accounts for approximately half of the Company's aggregate unit sales, serves the specialty segment of the safety eyewear market, including laser protection products and military applications.

   The recent creation of Bolle was completed to combine the Company's ownership of the worldwide rights to the Bolle(Registered Trademark) trademark for the Company's products with its international manufacturing and distribution capabilities under one organization, which the Company believes will allow it to expand its business and enhance its profitability. This organization enables the Company to develop and execute a consistent and unified marketing strategy targeted at promoting the Company's competitive advantages. The Company believes that its competitive advantages include its strong brand name, integrated design, production and marketing capabilities, superior technology, specialized product offerings and established international distributors in over 40 countries around the world. The Company will seek to integrate these international distributors into a cohesive worldwide network and add new distributors through acquisitions or distributorship agreements. See "BUSINESS--Business Strategy."


   In recent years, the retail sunglass market has experienced the emergence of a specific premium market, reflected by increased sales of higher-priced and quality-oriented products. Based on available industry data, the Company believes that sales of premium sunglasses grew from $825 million in 1989 to $1.6 billion in 1996. The Company competes in the premium sunglass market. The factors which contribute to the growth of this market include advancements in product technology, growing demand for specialized sunglasses leading to multiple purchases, increased health concerns and greater fashion and image content. Safety and tactical eyewear products may be designed for general or special purpose. The Company competes in the special purpose safety and tactical eyewear market. The factors which may contribute to the potential growth of this market include increasing regulation of safety eyewear, new special purpose applications, advancements in product technology, and growing demand for more style-oriented products. The Company believes that both its sunglass and safety and tactical eyewear products, with their increased user-specific characteristics and proven long-standing reputation for style and high performance, are suited to today's consumer preferences in their respective markets.


   The Company has recently announced the following corporate developments which constitute a significant start to its growth strategy:

   Acquisition of Largest Independent Distributor. Consistent with the Company's strategy of consolidating many of its distributors through acquisitions or other arrangements, the Company has executed a letter of intent to purchase Bill Bass Optical Pty Ltd. ("Bill Bass Optical"), the largest independent distributor of the Company's products and the principal distributor of the Company's products in Australia (the "Bill Bass Optical Acquisition"), whose sales of Bolle(Registered Trademark) products in Australia exceeded $10,000,000 in 1997.

   Supply Agreement for Metal Eyewear. Consistent with its traditional focus on technological innovation, the Company has entered into a three-year exclusive supply agreement dated as of October 23, 1997 (the "Alyn Supply Agreement") with Alyn Corporation ("Alyn"), a manufacturer of specialized metal frames, to create premium sunglass frames using Boralyn(Registered Trademark), a special patented metal matrix providing greater strength and stiffness to weight ratios than titanium, which is currently considered the leading metal for advanced metal eyewear.


   Martina Hingis Endorsement Contract. Martina Hingis, the youngest number one-ranked player in the history of women's tennis, has agreed to wear exclusively Bolle(Registered Trademark) sunglasses, sport glasses and ski goggles at all public events and for recreation, and to appear in advertisements and promotions for Bolle(Registered Trademark) products worldwide. It is expected that Ms. Hingis will also appear in the Company's first-ever worldwide brochure, a combination magazine/catalogue, in early 1998.

   As a result of the Spinoff, the Company will become at the Effective Time an independent, publicly-held company. The executive officers and members of the BEC Board generally will be executive officers and directors of the Company after the Spinoff. See "MANAGEMENT." Together with the other stockholders of Bolle, BEC has taken certain actions on behalf of Bolle prior to the Spinoff including: (i) approval of the terms of the Spinoff; (ii) the election of directors and ratification of the directors' election of officers; and (iii) approval of an Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), increasing the number of authorized shares of Bolle Common Stock and Bolle preferred stock to permit the issuance of the shares to be delivered in connection with the Spinoff. See "DESCRIPTION OF CAPITAL STOCK."


   The Company is incorporated in Delaware. Its principal executive offices are located at 555 Theodore Fremd Avenue, Rye, New York 10580, and its telephone number if (914) 967-9400.

   An investment in shares of Bolle Common Stock is subject to various risks. See "RISK FACTORS."

                               THE TRANSACTIONS

   As one of the conditions of closing of the Merger, BEC will transfer at the Effective Time the Non-ORC Business to the Company and distribute all of its shares of Bolle Common Stock, pro rata, to the BEC Stockholders. In the Spinoff, each BEC Stockholder will receive one share of Bolle Common Stock for every three shares of BEC Common Stock held of record by such Stockholder on the Record Date. See "RISK FACTORS--Risks Associated with the Spinoff" and "DESCRIPTION OF CAPITAL STOCK." The purpose of the Spinoff is to permit the BEC Stockholders to retain their interest in the Company while at the same time enabling BEC to focus on its specialty lighting technology business.

   Pursuant to the Merger Agreement, BEC has agreed to acquire ILC by merging ILC with and into Acquisition Corp. As consideration for the Merger, BEC will issue to shareholders of ILC, after certain adjustments, 2.18 shares of BEC Common Stock for each outstanding share of ILC common stock (assuming conversion of all of BEC's Convertible Notes and consummation of a one for two reverse stock split of the BEC Common Stock). BEC has the right to terminate the Merger Agreement if a majority of the BEC Stockholders fail to approve the Merger Agreement and the related issuance of BEC Common Stock at the BEC Special Meeting. A complete description of the terms of the Merger and the Merger Agreement is contained in the Proxy Materials previously distributed.


   Assumption by the Company of BEC's Liabilities Relating to the Acquisition of Bolle France. In connection with the Spinoff, it is expected that the Company will assume at or prior to the Effective Time all obligations and liabilities of BEC to each of Maurice Bolle, Robert Bolle, Franck Bolle, Patricia Bolle Passaquay, Brigitte Bolle and Christelle Roche (collectively, the "Sellers," and each a "Seller") which BEC incurred in connection with the purchase of Bolle France and BEC will then be released from all such obligations or liabilities. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Certain Transactions." In addition, it is expected that, at or prior to the Effective Time, each Seller will convey to the Company all shares of Series A Preferred Stock of BEC (the "BEC Preferred Stock") held by such Seller and the Company will issue in exchange to each Seller, an amount of shares of its Series B

Preferred Stock (the "Bolle Series B Preferred Stock") equal to the number of shares of BEC Preferred Stock conveyed by such Seller to the Company. No shares of Bolle Common Stock will be issued to the holders of outstanding shares of BEC Preferred Stock or Bolle Series B Preferred Stock pursuant to the Spinoff. BEC will cancel all warrants (the "BEC Warrants") to purchase a total of 2,130,000 shares of BEC Common Stock outstanding as of the Record Date and the Company will issue in exchange to each holder of canceled BEC Warrants, warrants to purchase Bolle Common Stock (the "Bolle Warrants") in proportion to the number of BEC Warrants held by such holder prior to the cancellation, and representing in the aggregate 10% of the number of shares of Bolle Common Stock to be distributed pursuant to the Spinoff, with an exercise price per Warrant adjusted to reflect the ocurrence of the Spinoff. No shares of Bolle Common Stock will be issued to holders of outstanding BEC Warrants or Bolle Warrants pursuant to the Spinoff. See "THE SPINOFF--Assumption by the Company of BEC's Liabilities Relating to the Acquisition of Bolle France" and "DESCRIPTION OF CAPITAL STOCK--Preferred Stock" and "--Warrants."


   Treatment of BEC Options. Outstanding unexercised options and stock appreciation rights (the "BEC Options") issued pursuant to the BEC 1996 Stock Incentive Plan (the "BEC Option Plan") that are not exercisable on or prior to the Effective Time will not become vested and exercisable solely by reason of the consummation of the Spinoff. However, it is anticipated that, in connection with the Spinoff, the committee administering the BEC Option Plan will, pursuant to the provisions of the BEC Option Plan, make adjustments to all BEC Options as follows: BEC Options outstanding with respect to employees who will be employed by the Company after the Spinoff will be canceled in exchange for options to purchase Bolle Common Stock on similar terms and conditions and with an equivalent economic value to the canceled BEC Options. BEC Options with respect to employees who will continue to be employed by BEC after the Spinoff shall have the exercise price adjusted to reflect the economic value of the Spinoff.


   Treatment of BEC Convertible Notes. In May 1996, BEC issued $21,018,000 aggregate principal amount of 8% BEC Convertible Notes, due 2002. Assuming the current conversion price of $5.75 per share of BEC Common Stock and the conversion of all of, or 50% of, the BEC Convertible Notes, the BEC Convertible Notes may convert into an aggregate of approximately 3,655,402 shares or 1,827,701 shares, respectively, of BEC Common Stock. Up to an additional 500,000 shares of BEC Common Stock may be issued in payment of accrued interest on the BEC Convertible Notes. A holder of BEC Convertible Notes that converts such Notes into shares of BEC Common Stock prior to the Record Date will receive one share of Bolle Common Stock for every three shares of BEC Common Stock held following such conversion. Pursuant to the terms of the indenture under which the BEC Convertible Notes were issued, the Spinoff will result in an adjustment to the conversion price of the BEC Convertible Notes, and the holders of the BEC Convertible Notes who do not convert prior to the Record Date of the Spinoff will not receive shares of Bolle Common Stock, but will retain their rights to convert into BEC Common Stock at the adjusted conversion price. BEC has advised the Company that it will use reasonable commercial efforts to effect the conversion of the BEC Convertible Notes prior to the consummation of the Merger.


   Spinoff Record Date. The BEC Board has determined the Record Date to be February , 1998.

   Other Agreements. At or prior to the Effective Time, the Company and BEC will enter into a number of other ongoing arrangements, including a Management Services Agreement (the "Management Services Agreement"), the Contribution Agreement and an Indemnification Agreement (the "Indemnification Agreement"). The Company will assume all of BEC's liabilities prior to the Spinoff other than those related to the ORC Business (as defined in the Contribution Agreement) and will be required to indemnify BEC against all of BEC's liabilities prior to the Spinoff other than substantially all liabilities related to the ORC Business. See "THE SPINOFF--Transfer of the Non-ORC Business to the Company" and "RISK FACTORS--Risks Associated with the Spinoff."

   Conditions. Consummation of the Spinoff does not require BEC Stockholder approval and is not conditioned upon the closing of the Merger and is expected to become effective on the Record Date immediately after the Special Meeting, but prior to the closing of the Merger. The closing of the Merger is conditioned upon the consummation of the Spinoff, approval of the Merger Agreement and the transactions contemplated thereby as well as of the related issuance of BEC Common Stock by BEC Stockholders, and other customary closing conditions. See "THE SPINOFF--Conditions."

   Certain Federal Income Tax Consequences. The receipt of the Bolle Common Stock by the BEC Stockholders will be a taxable transaction for Federal income tax purposes. See "THE SPINOFF--Certain Federal Income Tax
Consequences" in this Prospectus.


   Interests of Certain Persons in the Spinoff. The executive officers of BEC, who currently are and will remain after the Spinoff executive officers of Bolle, and Messrs. Martin E. Franklin, Ian G.H. Ashken and David L. Moore, who are members of the BEC Board and currently are and will remain after the Spinoff directors of the Company, may be deemed to have interests in the Spinoff in addition to their interests as BEC Stockholders generally which may cause conflicts of interest. These interests relate to payments to be received by BEC pursuant to the Management Services Agreement, the apportionment of BEC's liabilities between BEC and Bolle pursuant to the Contribution Agreement and the Indemnification Agreement, in addition to liabilities assumed by Bolle through the issuance of the Bolle Series B Preferred Stock and certain Bolle Options and Warrants under the Warrant Agreement. In each case, the Bolle Board and the holders of Bolle Common Stock were aware of these interests and considered them in unanimously approving the Spinoff and the transactions contemplated thereby. Following the Spinoff, as a result of their respective positions in BEC and the Company, each of Messrs. Franklin, Ashken and Moore may, in the course of their duties, have potential conflicts of interest with respect to material transactions involving BEC and the Company. Each will have regard to his obligation to act in the best interest of the Company and will endeavor to ensure that such conflicts are resolved fairly. See "THE SPINOFF--Interests of Certain Persons in the Spinoff."

                                 THE SPINOFF

DISTRIBUTING COMPANY ..........  BEC

SECURITIES TO BE DISTRIBUTED ..  All of BEC's interest in Bolle Common Stock
                                 (96%), or up to 8,000,000 shares of Bolle
                                 Common Stock, on the basis of one share of Bolle Common Stock for every three shares of BEC Common Stock outstanding on the Record Date. See "THE SPINOFF" and "DESCRIPTION OF CAPITAL STOCK." Based on, solely for the purpose of the following estimate, (i) the 2,280 shares of Bolle Common Stock expected to be held by BEC on or prior to the Record Date, (ii) the 17,747,842 shares of BEC Common Stock outstanding (including 129,892 shares issuable upon request) as of February 2, 1998, the most recent date for which such information was available prior to the printing of this Prospectus, and assuming
                                 (i) exercise of a maximum of 1,000,000 BEC
                                 Options to purchase shares of BEC Common
                                 Stock which are or will be exercisable on or prior to the Record Date, (ii) conversion of all Convertible Notes and accrued interest on or prior to the Record Date into a maximum of 4,155,000 shares of BEC Common Stock, (iii) consummation on or prior to the Record Date of the Contribution Agreement and all the other transactions expected to occur in connection with the Spinoff on the terms described in this Prospectus and, after giving effect to a 3,347 for one stock split in the form of a stock dividend on Bolle Common Stock expected to be effective at or prior to the Effective Time, a maximum of 7,632,000 shares of Bolle Common Stock would be distributed to the BEC Stockholders in the Spinoff. The aggregate number of shares of Bolle Common Stock that will actually be distributed pursuant to the Spinoff may vary.


SPINOFF RATIO .................  One share of Bolle Common Stock for every three shares of BEC Common Stock outstanding on the Record Date. See "THE
                                 SPINOFF--Consummation of the Spinoff."

TIME OF SPINOFF ...............  The Spinoff is expected to become effective on the Record Date immediately after the Special Meeting, but prior to the closing of the Merger. When appropriate, share certificates representing the Bolle Common Stock will be mailed as soon as practicable after the Effective Date. See "THE SPINOFF--Manner of Effecting the Spinoff."

SPINOFF RECORD DATE ...........  The BEC Board has determined the Record Date
                                 to be February   , 1998.

TRADING MARKET ................  Application has been made for the Bolle
                                 Common Stock to be traded on Nasdaq under
                                 the symbol "     ." See "THE
                                 SPINOFF--Listing of the Bolle Common Stock;
                                 Restrictions on Resale."

CONDITIONS TO SPINOFF .........  The consummation of the Spinoff does not require BEC Stockholder approval and is not conditioned upon the closing of the Merger. See "THE SPINOFF--Conditions."

TRANSFER AGENT ................  National City Bank (the "Transfer Agent").

TAX CONSEQUENCES ..............  The receipt of the Bolle Common Stock will be a taxable transaction to the BEC
                                 Stockholders for Federal income tax
                                 purposes. See "THE SPINOFF--Certain Federal
                                 Income Tax Consequences."


DIVIDENDS AFTER THE SPINOFF ...  The Company does not currently intend to declare or pay any dividends on the shares of Bolle Common Stock. The Company's ability to pay dividends is restricted pursuant to the Indemnification Agreement with BEC and the terms of the Series B Preferred Stock of the Company. The Company and BEC are currently renegotiating a credit agreement that also restricts the Company's ability to pay cash dividends on shares of Bolle Common Stock. The Company has received commitments from various lenders party to BEC's existing credit agreement pursuant to which such lenders have agreed to provide financing to the Company subject to certain conditions and the execution by the Company of a definitive credit agreement with such lenders containing covenants usual and customary for financings of this type. The Company believes that this credit agreement, which it expects to enter into at or prior to the Effective Time, will contain restrictions on the payment of dividends similar to those contained in BEC's existing credit agreement, and that any other bank revolving credit facility or other indebtedness, if any, that the Company may incur would contain similar restrictions. See "DESCRIPTION OF CAPITAL STOCK--Dividend Policy."


ANTITAKEOVER EFFECT OF THE
 INDEMNIFICATION AGREEMENT
 AND THE COMPANY'S CHARTER ....  Certain provisions of the Company's
                                 Certificate of Incorporation and the terms of the Indemnification Agreement may have the effect of delaying or making more difficult an acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. See "RISK FACTORS--Potential Antitakeover Effect of the Indemnification Agreement and Certain Charter Provisions."

RELATIONSHIP WITH BEC
 AFTER THE SPINOFF ............  In connection with the Spinoff, BEC has entered into various agreements that will result in ongoing relationships between BEC and Bolle. See "RISK FACTORS--Risks Associated with the Spinoff."

RISK FACTORS ..................  Stockholders should carefully consider the matters discussed below under the caption
                                 "RISK FACTORS."

         SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

   The following selected historical and pro forma combined financial data have been derived from audited and unaudited historical financial statements and should be read in conjunction with the consolidated financial statements of the Company and its significant subsidiaries included herein.

   The Company was formed in 1997 to complete BEC's acquisition of Bolle France and therefore has no historical activity or financial statements. Bolle America was purchased by BEC in November 1995 in a pooling of interests transaction. In conjunction with the purchase of Bolle France, Bolle America became a subsidiary of the Company. Accordingly, for accounting purposes only, Bolle America is treated as the acquiror of Bolle France and therefore the predecessor business for historical financial statement purposes.

   The following unaudited Bolle Inc. pro forma combined statement of operations data give effect to the acquisition of Bolle France under the purchase method of accounting and reflect the Contribution Agreement and the Indemnification Agreement. The following pro forma combined balance sheet data only give effect to the Contribution Agreement and the Indemnification Agreement as the effect of the acquisition is already included in the Company's actual balance sheet as of September 30, 1997. The actual statement of operations data presented include the results of Bolle France for the three months ended September 30, 1997. The pro forma combined statement of operations data presented include Bolle France as if the acquisition occurred as of the beginning of the periods presented.


                                                                                                             NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                           -------------------------------------------------------------- ----------------------
                                                                                                   PRO                    PRO
                                             ACTUAL    ACTUAL     ACTUAL    ACTUAL     ACTUAL     FORMA      ACTUAL      FORMA
                                              1992      1993     1994(1)    1995(2)   1996(3)     1996      1997(4)      1997
                                           --------- ---------  --------- ---------  --------- ---------  ----------- ---------
STATEMENT OF OPERATIONS DATA:
NET SALES ................................  $15,495    $18,377   $23,094    $24,829   $24,425    $60,297    $ 20,670    $36,266
COST OF SALES ............................    8,595      9,126    10,814     12,181    12,130     29,140       9,750     18,267
                                           --------- ---------  --------- ---------  --------- ---------  ----------- ---------
GROSS PROFIT .............................    6,900      9,251    12,280     12,648    12,295     31,157      10,920     17,999
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES (INCLUDING ADVERTISING AND
 SPONSORING EXPENSES) ....................    6,808      7,384     8,871     10,275    11,374     23,813      10,593     16,310
MERGER RELATED EXPENSES ..................       --         --        --      3,050        --         --          --         --
INTEREST EXPENSE (INCOME).................      488        336       316       (302)     (256)       931         516        465
OTHER EXPENSE (INCOME) ...................      (81)      (295)     (104)        48      (450)      (200)       (803)    (1,162)
                                           --------- ---------  --------- ---------  --------- ---------  ----------- ---------
INCOME (LOSS) BEFORE INCOME TAXES  .......     (315)     1,826     3,197       (423)    1,627      6,613         614      2,386
PROVISION FOR (BENEFIT FROM) INCOME
 TAXES....................................     (120)       700     1,260        364       635      1,721         196      1,301
                                           --------- ---------  --------- ---------  --------- ---------  ----------- ---------
NET INCOME (LOSS) ........................  $  (195)   $ 1,126   $ 1,937    $  (787)  $   992      4,892    $    418      1,085
                                           ========= =========  ========= =========  ========= =========  =========== =========
PREFERRED STOCK DIVIDENDS ................                                                           511                    383
                                                                                               ---------              ---------
NET INCOME ATTRIBUTABLE TO COMMON STOCK ..                                                       $ 4,381                $   702
                                                                                               =========              =========
PRO FORMA SHARES OUTSTANDING..............                                                         7,408                  7,408
PRO FORMA EARNINGS PER SHARE..............                                                       $  0.59                $  0.09
FRENCH FRANC PER US DOLLAR EXCHANGE RATE
 USED(5)..................................                                                        5.1138      6.0832     5.9188
BALANCE SHEET DATA:
WORKING CAPITAL (DEFICIENCY)..............  $    31    $ 1,060   $12,781    $11,395   $ 8,535               $(16,528)   $   433
TOTAL ASSETS .............................    8,164      9,629    17,549     16,309    15,624                 82,513     99,370
LONG TERM DEBT ...........................      350         49        57         --        --                     --      3,428
MANDATORILY REDEEMABLE PREFERRED STOCK ...       --         --        --         --        --                 11,055     20,349
STOCKHOLDERS' EQUITY .....................      279      1,584    13,433     12,770     9,743                 24,460     44,256
FRENCH FRANC PER US DOLLAR EXCHANGE RATE
 USED(5)..................................                                                        5.1900      5.9125     5.9125


------------
(1) In 1994, Bolle America paid a $50 dividend to its then current shareholders.

(2) In November 1995, BEC acquired Bolle America in a transaction accounted for as a pooling of interests. Accordingly, Bolle America is included in all periods presented.
(3) In 1996, the Company paid a dividend to BEC (its then current stockholder) of $4,019.
(4) On July 10, 1997, the Company acquired Bolle France and related assets in a transaction accounted for as a purchase. Accordingly, the results of operations for Bolle France are included in historical results of operations from that date.
(5) Represents the exchange rates used to translate the results of operations and balance sheet amounts of Bolle France. The exchange rate shown for the pro forma results of operations for the year ended December 31, 1996 represents the average exchange rate used to translate the results of operations of Bolle France added to the Company's actual results in the pro forma statement of operations. The exchange rate shown for the actual results of operations for the nine months ended September 30, 1997 represents the average exchange rate for the three months ended September 30, 1997 used to translate the results of operations of Bolle France included in the Company's actual results. The exchange rate shown for the pro forma results of operations for the nine months ended September 30, 1997 represents the average exchange rate for the nine months ended September 30, 1997 used to translate the results of operations of Bolle France added to the Company's actual results in the pro forma statement of operations.

                                 RISK FACTORS

   In addition to the other information contained in this Prospectus, stockholders should consider carefully the risk factors set forth below.

 Information Regarding Forward-Looking Statements

   The statements contained in this Prospectus which are not historical facts are "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The Company wishes to caution the reader that these forward-looking statements, such as the Company's plans to expand its product line, brands and marketing activities and other statements contained herein regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's ability to successfully market its products to current and new customers, identify, finance and complete suitable acquisitions and design and manufacture new products, all in a timely manner, at reasonable costs and on satisfactory terms and conditions that could cause actual results to differ materially from the future results indicated, expressed or implied, in such forward-looking statements.

RISKS ASSOCIATED WITH THE SPINOFF

 Assumption of Liabilities and Indemnification of BEC by the Company

   Under the terms of the Contribution Agreement and the Indemnification Agreement, the Company will assume all of BEC's liabilities prior to the Spinoff other than those related to the ORC Business and will agree to indemnify BEC against all of BEC's liabilities prior to the Spinoff other than substantially all liabilities related to the ORC Business. Potential liabilities which the Company will assume and/or against which the Company will indemnify BEC pursuant to the Contribution Agreement include, without limitation, (a) potential liabilities arising in connection with the sale of businesses previously owned by BEC or its predecessor, Benson Eyecare Corporation ("Benson"), including: the merger of Essilor Acquisition Corporation ("Essilor") with and into Benson; the sale of the Foster Grant Group L.P. ("Foster Grant") by BEC; the sale of the Orolite division to Monsanto Company ("Monsanto Company"), and (b) potential liabilities of BEC under applicable environmental laws, including any such liabilities related to the ORC Business to the extent such liabilities arose before the Spinoff. For a detailed description of the potential liabilities of BEC assumed by the Company and the Company's indemnification obligations to BEC under the Contribution Agreement and the Indemnification Agreement, see "THE SPINOFF--Transfer of the Non-ORC Business to the Company." Pursuant to the Contribution Agreement and the Indemnification Agreement, the Company may bear the burden of obligations and losses not directly related to the business of the Company if the Company is called upon to discharge and pay these obligations and liabilities.


   At or prior to the Effective Time, the Company will also agree to assume all obligations and liabilities of BEC to the Sellers incurred by BEC in connection with the purchase of Bolle France and BEC shall then be released from all such obligations and liabilities. In addition to BEC's indemnification obligations under the Amended and Restated Share Purchase Agreement dated July 9, 1997 among BEC, the Company and each Seller (the "Share Purchase Agreement") which will become the sole responsibility of the Company, the remainder of BEC's liabilities and obligations to the Sellers will be assumed by the Company through the issuance of the Bolle Series B Preferred Stock, Bolle Options and the exchange of the BEC Warrants for Bolle Warrants. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Certain Transactions." Should the Company be required to discharge its liabilities pursuant to the foregoing arrangements, including the Contribution Agreement and the Indemnification Agreement, or to redeem the shares of its Series A Preferred Stock (the "Bolle Series A Preferred Stock") or Series B Preferred Stock prior to maturity, such payments could have a material adverse effect upon the Company.

 Reliance on Management Services Agreement

   The Company expects to enter at the Effective Time into a Management Services Agreement with BEC, pursuant to which BEC will provide key management services to the Company. The Management Services Agreement will have an initial term of three years, and will thereafter be automatically renewed for successive one-year periods until terminated by either party upon ninety days written notice. There is no assurance that BEC will not terminate the Management Services Agreement before or after its initial term. The loss of the services that will be provided under the Management Services Agreement by BEC to the Company could have a material adverse effect on the Company's operations.

   Pursuant to the Management Services Agreement, BEC will also make available to the Company the services of Martin E. Franklin, as Chairman of the Board of Directors of the Company, and Mr. Ian G. H. Ashken, as Executive Vice President of Finance and Administration, Chief Financial Officer and Assistant Secretary. The loss of the services that will be provided by Mr. Franklin or Mr. Ashken to the Company could have a material adverse effect on the Company. There is no assurance that BEC or the Company will be able to retain the services of Mr. Franklin or Mr. Ashken in the future.

 Restricted Dividend Policy


   The Company does not currently intend to declare or pay any dividends on the Bolle Common Stock. The payment of cash dividends in the future will depend on the Company's earnings, financial condition, capital needs and other factors deemed relevant by the Company's Board of Directors including corporate law restrictions on the availability of capital for the payment of dividends, the rights of holders of any series of preferred stock that may hereafter be issued and the limitations, if any, on the payment of dividends under any then-existing credit facility or other indebtedness. The Company and BEC are currently renegotiating a credit agreement that restricts the Company's ability to pay cash dividends on the Bolle Common Stock. The Company has received commitments from various lenders party to BEC's existing credit agreement pursuant to which such lenders have agreed to provide financing to the Company subject to certain conditions and the execution by the Company of a definitive credit agreement with such lenders containing covenants usual and customary for financings of this type. The Company believes that this credit agreement, which it expects to enter into on or prior to the Effective Time, will contain restrictions on the payment of dividends similar to those contained in BEC's existing credit agreement and that any other bank revolving credit facility or other indebtedness, if any, that the Company may incur would contain similar restrictions. Pursuant to the Indemnification Agreement, the Company could be further restricted from paying dividends on shares of Bolle Common Stock unless certain minimum net worth requirements are met until, at the latest, the end of the year 2003, except that the Company may declare dividends payable solely in shares of capital stock which does not carry mandatory redemption or other repayment rights. Furthermore, for so long as shares of the Series B Preferred Stock are outstanding, the Company may not, without the consent of the holders of at least 90% of such shares, declare or pay a dividend or otherwise make a distribution on any security issued by the Company which is junior to the Bolle Series B Preferred Stock with respect to dividends or upon liquidation, including the Bolle Series A Preferred Stock. See "DESCRIPTION OF CAPITAL STOCK--Preferred Stock."


 Interests of Certain Persons in the Spinoff


   The executive officers of BEC, who currently are and will remain after the Spinoff executive officers of Bolle, and Messrs. Franklin, Ashken and Moore, who are members of the BEC Board and currently are and will remain after the Spinoff directors of the Company, may be deemed to have interests in the Spinoff in addition to their interests as BEC Stockholders generally which may cause conflicts of interest. These interests relate to payments to be received by BEC pursuant to the Management Services Agreement, the apportionment of BEC's liabilities between BEC and Bolle pursuant to the Contribution Agreement and the Indemnification Agreement, in addition to liabilities assumed by Bolle through the issuance of the Bolle Series B Preferred Stock and certain Bolle Options and Warrants under the Warrant Agreement. Following the Spinoff, as a result of their respective positions in BEC and the Company, each of Messrs. Franklin, Ashken and Moore may, in the course of their duties, have potential conflicts of interest with respect to material transactions including BEC and the Company.

   There is a risk that, as a result of these conflicts of interest, the liabilities and obligations assumed by the Company pursuant to the Spinoff could have a material impact on the future value of the Company's shares. See "THE SPINOFF--Interests of Certain Persons in the Spinoff," "EXECUTIVE COMPENSATION" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Management Services Agreement" and "--Relationships with Directors."


 Limited Operating History

   The Company was formed on February 3, 1997. Although the financial statements and pro forma financial statements of the Company include the results of its subsidiaries Bolle America and Bolle France, which were operated as separate companies for many years, the Company itself, as a consolidated entity, has a limited operating history upon which potential investors may base an evaluation of its performance. Limited actual historical financial information upon which to base an evaluation of the Company's performance and an investment in the Bolle Common Stock is available.

 Absence of Trading History, Market Prices

   Because all of the Bolle Common Stock is currently held by BEC and other private stockholders, there is no public trading market for the Bolle Common Stock. Although the Company has applied to list the Bolle Common Stock on Nasdaq, there can be no assurance that an active trading market will develop after the Spinoff. As there has been no trading market for the Bolle Common Stock, there can be no assurance as to the prices at which trading in the Bolle Common Stock will occur after the Spinoff. Moreover, the stock of new and relatively small issuers in immature or developing markets is frequently subject to sharp increases and decreases in market value, and trading prices of the Bolle Common Stock could vary significantly over relatively short periods of time. The Bolle Common Stock may also experience volatility immediately following the Spinoff until trading values have become established. See "THE SPINOFF--Listing of the Bolle Common Stock; Restrictions on Resale."

 Volatility of Stock Price

   The market price of the Bolle Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Bolle Common Stock. See "Absence of Trading History, Market Prices" above.

 Potential Antitakeover Effect of the Indemnification Agreement and Certain Charter Provisions

   Pursuant to the Indemnification Agreement, the Company and its subsidiaries may not enter into certain business combinations, including a consolidation or merger or transfer of all or substantially all of its assets, unless the resulting entity is either the Company or a U.S. corporation which expressly assumes all of the Company's obligations and restrictions under the Indemnification Agreement. Furthermore, the resulting entity must have a consolidated tangible net worth equal to or greater than that of the Company prior to the combination. These limitations could remain applicable until, at the latest, the end of the year 2003. These restrictions could have the effect of deterring a potential acquirer.


   The Company will have in excess of 15,000,000 and 125,000 shares of authorized and unissued Bolle Common Stock and preferred stock, respectively after the issuance of shares in connection with the Spinoff which could be issued to a third party selected by management or used as the basis for a stockholders' rights plan, which could have the effect of deterring a potential acquiror. The ability of the Board of Directors of the Company to establish the terms and provisions of different series of preferred stock could discourage unsolicited takeover bids from third parties. See "DESCRIPTION OF CAPITAL STOCK--Preferred Stock."

 Shares Eligible for Future Sales; Futures Sales by Significant Stockholders

   After the Spinoff, pursuant to which up to 8,000,000 shares of Bolle Common Stock may be distributed by BEC pursuant to this Prospectus, the Company intends to register up to 2,500,000 shares of Common Stock for issuance upon exercise of Bolle Options granted to its employees under the 1998 Stock Incentive Plan. In addition, under the Warrant Agreement, up to 800,000 shares of Bolle Common Stock issuable upon exercise of the Bolle Warrants are subject to demand registration rights vesting on the date a Warrant is first exercised, which may be as early as July, 1999. The Company may issue additional stock, warrants and/or options to raise capital in the future. During the terms of such options and warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Common Stock. The exercise of such options and warrants may have an adverse effect on the market value of the Common Stock. The existence of such options and warrants may adversely affect the terms on which the Company can obtain additional equity financing. To the extent the exercise prices of such options and warrants are less than the net tangible book value of the Common Stock at the time such options are exercised, the Company's stockholders will experience an immediate dilution in the net tangible book value of their investment.


   Pursuant to the Certificate of Designations of the Series B Preferred Stock, the Company has agreed to use commercially reasonable efforts to complete an equity financing, including a public offering by the end of 1998. Following the expiration in July 2000 of the restriction on resale contained in the Share Purchase Agreement, all the shares of Bolle Common Stock held by the Sellers, or 4% of the Bolle Common Stock expected to be outstanding after the Spinoff, will be eligible for sale by the Sellers pursuant to the provisions of Rule 144 under the Securities Act. Upon the redemption in full of all the shares outstanding of the Bolle Series B Preferred Stock, all the shares of Bolle Common Stock received by Mr. Martin pursuant to the Spinoff, or up to approximately 6% of the total number of shares of Bolle Common Stock expected to be outstanding after the Spinoff, will be eligible for sale by Mr. Franklin in accordance with applicable law. No assurance can be given that the Sellers or Mr. Franklin will not decide, based upon prevailing market conditions, to dispose of all or a portion of their investment in the Company after the expiration of applicable restrictions. The future sale of a substantial number of shares of Common Stock may have an adverse impact on the market price of the Bolle Common Stock. See "Volatility of Stock Price."


SPECIFIC RISKS ASSOCIATED WITH THE COMPANY'S BUSINESS

 Possible Inability to Sustain and Manage Growth

   There are significant risks associated with the Company's growth. The Company has expanded its operations significantly with the acquisition of Bolle France in July 1997. The Company now intends to grow through brand expansion and possibly strategic acquisitions, including acquisitions of distributors of its products around the world. There can be no assurance that the Company's efforts in managing its internal growth or pursuing those acquisitions will be successful.

   To manage growth effectively, the Company will be required to continue to implement changes in various aspects of its business at a rapid pace, create and develop continuously new or existing designs, expand its information systems and operations and train and manage an increasing number of management-level and other employees. If management is unable to anticipate or manage these changes effectively, the Company's operating results could be materially adversely affected.

   To pursue external growth, the Company will need to identify acquisition candidates the operations of which can be integrated effectively and profitably into the Company on acceptable terms. There can be no assurance that the Company will succeed in finding such candidates or obtaining such terms. Future acquisitions by the Company could result in the incurrence of debt, the potentially dilutive issuance of equity securities and the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, operating results and financial condition.

   The success of the Bolle France acquisition or of the proposed Bill Bass Optical Acquisition or any other future acquisition by the Company depends on its ability to integrate effectively the acquired businesses. The process of integrating acquired businesses may involve numerous risks, including difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has limited or no direct prior experience and the potential loss of key employees of the acquired businesses. Additionally, there can be no assurance that any future acquisitions will not have a material adverse effect on the Company's operating results particularly during the period immediately following such acquisitions. Except as disclosed herein, the Company has no present understandings, commitments or agreements with respect to any material acquisition.

 Bill Bass Optical Acquisition


   The Company has executed a non binding letter of intent to purchase the business and operations of Bill Bass Optical, the principal distributor of the Company's products in Australia, and certain of its affiliates. There is no assurance that the Company will reach an agreement with the sellers regarding the definitive terms of this acquisition, that the Company will have sufficient financing available to pay the cash portion of the purchase price of this acquisition (which the Company anticipates could be at least $3,900,000), or that this acquisition will close, even if a definitive agreement is reached prior to the closing of the Spinoff.


 Accounting Treatment of Intangible Assets


   On a pro forma basis, the Company's total goodwill and intangible assets as of September 30, 1997 are estimated to be $48,979,000. On a pro forma basis these assets are currently being amortized at a rate of approximately $1,224,000 a year. This amortization expense will act to decrease the Company's income over the life of the assets being amortized. The carrying value of long lived assets will be reviewed regularly and there is no guarantee that the Company will not suffer a significant charge in the future from the impairment of long lived assets. The Company may acquire businesses using purchase accounting which may create more intangible assets and goodwill amortization. While the Company believes its accounting treatment for goodwill and intangible assets has been and will continue to be appropriate, there can be no assurance that additional goodwill and intangible amortization or write-offs will not have a material adverse effect on the Company's result of operations.


 Dependence Upon New Product Introductions


   The Company's historical success, including that of Bolle France, is attributable, in substantial part, to its introduction of products which are perceived to represent an improvement in performance over products available in the market. The Company's future success will depend, in substantial part, upon its continued ability to develop and introduce such innovative products which are perceived to represent an improvement in performance over products available in the market, and there can be no assurance as to the Company's ability to do so. In recent years the Company has introduced a number of new product offerings within existing product collections and a number of new collections. The success of any product line is dependent upon various factors, including product demand, production capacity and the availability of raw materials and critical manufacturing equipment. In addition, competitors may follow the Company's introduction of successful products with similar product offerings. The uncertainty associated with all the above factors, and any change in such factors from the Company's expectations, could result in cost increases, delays or cancellation of such new products or product lines and may also cause actual results to differ materially from those projected.


   Innovative designs are often not successful, and successful product designs can be displaced by other product designs introduced by competitors which shift market preferences in their favor. There is no assurance that the Company will be able to create innovative products and designs which are also popular with customers. In addition, although the Company seeks to protect its products through patents and other proprietary rights, there can be no assurance that such protection will prevent competitors from offering similar products. As a result of these and other factors, there can be no assurance that the Company will successfully maintain or increase its market share.

 Risks Associated with Advertising Strategy

   Although the Company will seek to increase its visibility in the premium sunglass and sport eyewear world markets through significantly increased and focused advertising campaigns, the Company's advertising strategy may be unsuccessful at channeling consumer preferences toward the Company's products, and the Company could be adversely affected by such a failure while having incurred substantially increased advertising and marketing costs.

 Dependence Upon Endorsement Contracts


   As part of its marketing strategy, the Company has retained tennis champion Martina Hingis for the purpose of promoting the Company's products and intends to establish additional contacts with, and obtain endorsements from, prominent athletes and public personalities. These endorsement contracts generally have two to four year terms. The Company also expects to furnish its products at a reduced cost or without charge to selected athletes and personalities who would wear Bolle(Registered Trademark) products without any formal arrangement. There can be no assurance that the Company will be able to attract and retain athletes or personalities to wear or endorse its products. If the Company were to lose the benefit of its existing endorsements arrangements or were unable to arrange additional endorsements of its products by athletes and/or public personalities on terms it deems reasonable, it could be required to modify its marketing plans and could be forced to rely more heavily on other forms of advertising and promotion, which might not prove to be as effective as endorsements.


 Reliance on Suppliers, Subcontractors and Distributors

   The Company relies on a variety of subcontractors in France for the supply of several components of its products and part of its manufacturing process. Although to date the Company has not experienced any significant difficulty in obtaining these components, there can be no assurance that shortages will not arise in the future. The effect of the loss of any such sources or of a disruption in their business will depend primarily upon the availability of, and access to, suitable alternative sources. The failure by the Company to meet the minimum purchase requirements set forth in the Alyn Supply Agreement would result in the loss of the Company's exclusive supply of Boralyn(Registered Trademark) metal frames. The loss of the Company's sources for lens blanks or metal frames (for instance, as a result of the termination of the Alyn Supply Agreement), or any disruption in such sources' business or failure by them to meet the Company's product needs on a timely basis could cause, at a minimum, temporary shortages in needed materials and could have a material adverse effect on the Company's results of operations. There can be no assurance that precautions taken by the Company will be adequate or that, if it should become necessary, an alternative source of supply could be identified in a timely manner. See "BUSINESS--Design and Production" and "--Suppliers."

   The Company relies for a significant part of its business on third parties to ensure the worldwide marketing and distribution of its products. Although to date the Company has not experienced any significant difficulty in the distribution of its products, there can be no assurance that such independent distributors will meet the Company's sales expectations or that the Company will be able to continue to maintain or expand its existing distribution network. See "BUSINESS--Sales and Distribution."

 Dependence on Key Personnel

   The Company's success depends, in substantial part, on the efforts and abilities of Martin E. Franklin, the Company's Chairman of the Board, Gary Kiedaisch, the Company's Chief Executive Officer, and Ian G. H. Ashken, the Company's Executive Vice President of Finance and Administration, Chief Financial Officer and Assistant Secretary. The loss of the service of either of the foregoing key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Mr. Kiedaisch has entered into an employment agreement with the Company which continues until August 2000 unless earlier terminated by either party with or without cause. There is no assurance that, if Mr. Kiedaisch's employment with the Company were terminated, the Company would be able to retain the services of a person qualified to fill his position. Messrs. Franklin and Ashken also hold senior executive positions at BEC and will therefore devote such time and efforts to the business of the Company as may be reasonably requested by the Company under the Management Services Agreement. The Company believes that its future success will depend in large part on its ability to attract and retain directly or through the Management Services Agreement the services of highly skilled and qualified personnel. Although the Company to date has been successful in attracting and retaining qualified personnel, there can be no assurance that the Company will not experience a shortage of qualified personnel in the future.

 Uncertain Protection of Proprietary Rights

   The Company relies in part on patent, trade secret, unfair competition, trade dress, trademark and copyright law to protect its rights to certain aspects of its products, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which the Company believes are important to the success of its products and its competitive position. There can be no assurance that any pending trademark or patent application will result in the issuance of a registered trademark or patent, or that any trademark or patent granted will be effective in thwarting competition or be held valid if subsequently challenged. In addition, there can be no assurance that the actions taken by the Company to protect its proprietary rights will be adequate to prevent imitation of its products, that the Company's proprietary information will not become known to competitors, that the Company can meaningfully protect its rights to unpatented proprietary information or that others will not independently develop substantially equivalent or better products that do not infringe on the Company's intellectual property rights. No assurance can be given that others will not assert rights in, and ownership of, the patents and other proprietary rights of the Company. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as the laws of the United States. See "BUSINESS--Intellectual Property."

   The Company's strategy is to vigorously assert its intellectual property rights, and, if required to, devote reasonable efforts and resources to the processing of trademark applications, the enforcement of patents issued and trademark registrations granted to the Company, to the protection of trade secrets, trade dress or other intellectual property rights owned by the Company and to the determination of the scope of validity of the proprietary rights of others that might be asserted against the Company. A substantial increase in the level of potentially infringing activities by others could require the Company to increase significantly above past levels the resources devoted to such efforts. In addition, an adverse determination in any future litigation could subject the Company to the loss of its rights to a particular patent, trademark, copyright or trade secret, could require the Company to grant licenses to third parties, could prevent the Company from manufacturing, selling or using certain aspects of its products or could subject the Company to substantial liability, any of which could have a material adverse effect on the Company's results of operations.

 Product Liability

   The Company may be subject to product liability claims which generally would seek damages for personal injuries allegedly sustained as a result of defects in the Company's products. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. This risk, which is faced by any manufacturer of eyewear products, may be greater for the Company as a result of its focus on eyewear products used in activities associated with greater physical risks, such as activities requiring the use of safety eyewear, sports and other activities involving special or extreme situations. Although the Company has not been subject to a significant product liability claim to date, the growth of the Company's business in the United States or elsewhere may result in greater exposure to such risk.

GENERAL RISKS ASSOCIATED WITH THE COMPANY'S BUSINESS

 Susceptibility to Changing Consumer Preferences

   The eyewear industry is subject to changing consumer preferences. The Company's sunglasses, particularly its recreational sunglasses, are susceptible to fashion trends. Unanticipated shifts in consumer preferences may adversely affect the Company's sales and it may be faced with resulting excess inventory and underutilized manufacturing capacity. While the Company has a limited ability to modify slow-moving models to better satisfy consumer preferences and otherwise utilize excess inventory and manufacturing capacity, the Company cannot ensure that any such actions will be sufficient to redress a market misjudgment. Accordingly, an unanticipated change in consumer preferences could adversely affect the Company's results of operations and financial condition.

 Highly-Competitive Market

   Both the sunglass and personal safety eyewear markets are highly competitive. Certain companies that engage in these markets have significantly greater financial, distribution and marketing resources than the Company, and certain of the Company's competitors have significantly greater brand awareness than the Company in certain important markets. See "BUSINESS--Competition."

   Within various niches of the sports segment of the premium eyewear market, the Company competes with mostly smaller sunglass and goggle companies and a limited number of larger competitors. In order to retain its market share, the Company must continue to be competitive in the areas of quality, technology, method of distribution, style, brand image, intellectual property protection and customer service. The purchasing decisions of athletes, sports enthusiasts and recreational wearers with respect to high performance eyewear often reflect highly subjective preferences which can be influenced by many factors, including advertising, media, product endorsements, product improvements and changing styles. The Company could therefore face competition from existing or new competitors that introduce and promote eyewear which is perceived by consumers to offer performance advantages over, or greater aesthetic appeal than, the Company's products. These competitors include established branded consumer products companies that have greater financial and other resources than the Company. No assurance exists that new developments by the Company's competitors will not render some or all of the Company's potential products obsolete or non-competitive, which would have a material adverse effect on the Company's business, financial condition and results of operations.

   The Company also competes in the broader, recreational segment of the premium sunglass market. This segment is fragmented and highly competitive and is generally more fashion-oriented. A number of established companies compete in this wider market, several of which have greater financial and other resources than the Company. In certain geographic markets, such as the United States, certain of the Company's competitors have achieved greater brand awareness among consumers than the Company.

   The personal safety eyewear market is also highly fragmented. Competitors range from small manufacturers offering single product lines to a limited number of large competitors offering multiple product lines, some of which have greater financial or other resources than the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that the competitive pressures faced by the Company will not adversely affect its financial performance. See "BUSINESS--Competition."

 Market Cycles and Recent Declines in Sales Growth in the Sunglass Market

   The world market for premium sunglasses experienced declining sales growth and excess inventory in the last quarter of 1996 and the first nine months of 1997. The results of several competitors of the Company were affected by this market trend and the operating difficulties (including excess inventory) experienced throughout the year by a large sunglass specialty retail chain the sales of which account for approximately 15% of total market sales. While the Company expects sales to continue to grow for the remainder of 1997 and the first six months of 1998, there can be no assurance that the Company will be able to maintain or increase its sales, and should it fail to do so, the Company's financial condition and results of operations could be adversely affected.

 Risks Relating to International Sales

   Sales outside the United States accounted for approximately 59% and 59% of the Company's pro forma net sales for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. While the Company expects international sales to continue to account for a significant portion of its sales, there can be no assurance that the Company will be able to maintain or increase its international sales. The Company's international business may be adversely affected by changing economic conditions in foreign countries and fluctuations in currency exchange rates. The Company's international sales are also subject to risks associated with tariff regulations, "local content" laws requiring that certain products contain a specified minimum percentage of domestically-produced components, political instability and trade restrictions. In addition, there can be no assurance that the Company's brands and products will be popular in the various countries in which the Company's products are or will be offered, or that the Company will be successful in preventing competitors from producing eyewear products for sale using the same or substantially similar design and manufacturing process as the Company.

 Specific Risks Associated with the Company's Safety and Tactical Eyewear
Business

   The Company's safety and tactical eyewear business, which represented more than 50% of the Company's total unit sales in 1996, is subject to specific risks in addition to all the risks described herein. The primary users of the Company's safety eyewear products are industrial workers. As a result, decreases in general employment levels of industrial workers may have an adverse effect on the Company's sales. The Company's sales may also be adversely affected by changes in safety regulations covering industrial workers and in the level of enforcement of such regulations. Changes in regulations could reduce the need for and the utility of certain products manufactured by the Company. A substantial portion of the sales of tactical eyewear products by the Company is made pursuant to procurement contracts with the defense forces of various countries. Such contracts typically include specific termination and modification provisions and are subject to laws and regulations pursuant to which the governmental party is granted significantly greater rights than under regular commercial supply contracts.

 Quarterly Fluctuations of Results; Seasonality of Business

   The Company's business is affected by economic factors and seasonal consumer buying patterns. The Company's quarterly results of operations have fluctuated and may continue to fluctuate as a result of a number of factors, including the timing of the introduction of new products, the mix of product sales and weather patterns. Historically, the Company's sales, in the aggregate, generally have been higher in the period from March to September.

 Unpredictability of Discretionary Consumer Spending

   The success of the Company's business depends to a significant extent upon a number of factors relating to discretionary consumer spending, including general economic conditions affecting disposable consumer income, such as employment, business conditions, interest rates and taxation. Any significant decline in such general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending generally, or purchasers of discretionary optical products specifically, could have a material adverse effect on the Company's results of operations.

                                 THE COMPANY

   Bolle Inc. is a subsidiary of BEC. BEC is a holding company for two businesses, ORC, which manufactures and markets specialty lighting technology products, and the Company, which manufactures and markets Bolle(Registered Trademark) premium sunglasses and sport shields, goggles and safety and tactical eyewear. BEC was formed in May 1996 as a spinoff from Benson. Following the spinoff, BEC sold Foster Grant, a distributor of value-priced sunglasses and non-prescription reading glasses, in December 1996, leaving it with two core businesses, Bolle America and ORC. Bolle America and ORC were both public companies prior to their acquisition by Benson in November 1995 and October 1994, respectively. The Company was organized on February 3, 1997 in connection with the July 1997 acquisition by BEC of Holding B.F., the French holding company that owned the Bolle(Registered Trademark) design and manufacturing operation and certain distribution interests, including the worldwide rights to the Bolle(Registered Trademark) brand. Bolle Inc. is a holding company, the principal subsidiaries of which are Bolle America and Bolle France. The purpose of the Spinoff is to permit the BEC Stockholders to retain their interest in the Company while at the same time enabling BEC to focus on its specialty lighting technology business.

   The principal executive offices of the Company are located at 555 Theodore Fremd Avenue, Suite B-302, Rye, New York, 10580. The telephone number is
(914) 967-9400.

                                 THE SPINOFF

REASONS FOR THE SPINOFF

   The BEC Board of Directors believes that the Spinoff is fair to and in the best interests of BEC and its stockholders for a number of reasons, including, without limitation, that the Spinoff: (i) will maximize value in the premium sunglass, sport shields, goggles and safety and tactical eyewear segment of BEC's operations; (ii) should enable the Company to achieve a valuation which, when seen in combination with its residual assets, is above its current value as a wholly owned subsidiary of BEC; (iii) allows BEC Stockholders to continue to participate in BEC's existing premium sunglass, sport shields, goggles and safety and tactical eyewear business through the direct ownership of the Bolle Common Stock; and (iv) will enable BEC to focus on its specialty lighting technology business. A complete description of the Merger and the reasons therefore is contained in the Proxy Statement that accompanies this Prospectus.

TRANSFER OF THE NON-ORC BUSINESS TO THE COMPANY

   The Company expects that, pursuant to the Contribution Agreement, BEC will assign to the Company all of BEC's assets other than assets related to the ORC Business (as defined in the Contribution Agreement) and certain other specified assets retained by BEC, and the Company will assume all of BEC's liabilities prior to the Spinoff other than those related to the ORC Business. Pursuant to the terms of the Contribution Agreement, the Company will assume and pay when and as due and discharge all debts, liabilities, obligations and taxes in respect of these assets and liabilities. In return for the net assets contributed to Bolle pursuant to the Contribution Agreement, the Company expects to issue, at or prior to the Effective Time, 380 shares of Bolle Common Stock to BEC, as a result of which BEC will own 96% of the total number of shares of Bolle Common Stock outstanding. In addition to the Contribution Agreement, BEC and the Company will enter into an Indemnification Agreement (described below) and Management Services Agreement. The terms of the Management Services Agreement are described under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Management Services Agreement." See also "RISK FACTORS--Risks Associated with the Spinoff."

   Pursuant to the terms of the Contribution Agreement, BEC will retain the ORC Business which consists of (i) all of the outstanding capital stock of ORC and certain subsidiaries of ORC (the "ORC Group"), including BEC's investment in Voltarc Technologies, Inc., and all the business, assets and liabilities of or directly related to such entities, and (ii) all assets and liabilities included in BEC's pro forma balance sheet to be attached as an exhibit to the Contribution Agreement. Except as noted below, all other assets of BEC will be assigned to, and all of BEC's liabilities prior to the Spinoff, other than related to the ORC Business, will be assumed by the Company. Assigned assets and assumed liabilities include without limitation all interests, rights, duties and obligations of BEC relating to Accessories Associates, Inc. (which purchased Foster Grant) and to Superior Vision Services, Inc.; certain assets, rights, and obligations relating to Sterling Vision, Inc.; the Management Agreement between BEC and Eyecare Products, plc. ("Eyecare Products"), as well as all of BEC's right, title and interest in and to shares of stock of Eyecare Products; and all rights and interests in and to rental payments received by BEC (as assignee) pursuant to an Industrial Lease by and between Bartley Optical Sales, Inc. and ORC dated as of December 8, 1995 and a Lease Agreement, dated as of May 3, 1996, between Monsanto Company and ORC.


   Under the terms of the Contribution Agreement and the Indemnification Agreement, BEC will retain rights in, but the Company will assume liability for and will indemnify BEC against, the following potential liabilities, which do not involve any material present claims or known liabilities, in connection with BEC's indemnification obligations under the following: a guaranty of the minimum display purchase requirements of Foster Grant from HMG World-Wide Corporation and its subsidiary Intermark Corp., a Foster Grant supplier; certain agreements and obligations under a $3.6 million mortgage with Wells Fargo Bank (Texas) and BEC as successor to Foster Grant; any remaining BEC or Benson obligations relating and pursuant to (i) the Agreement and Plan of Merger dated July 26, 1995, among Benson, BEC Acquisition Corp. and Bolle America, (ii) the Asset Purchase Agreement dated May 3, 1996, among Benson, BEC, and Monsanto Company, and (iii) the merger of Essilor into Benson, effective May 3, 1996; certain immaterial pending litigation; and the Stock Purchase Agreement between BEC and Lantis Eyewear Corporation, dated November 14, 1996, as amended relating to shares transferred to the Company pursuant to the Contribution Agreement. See "RISK FACTORS--Risks Associated with the Spinoff."

   In addition, pursuant to the terms of the Contribution Agreement, Bolle agreed that to the extent Bolle exchanges all, but not less than all, of its shares of Foster Grant Holdings, Inc. Series A Preferred Stock (the "FGH Preferred Stock") for shares of common stock ("AAi Common Stock") of Accessories Associates, Inc. ("AAi"), Bolle shall deliver to BEC 35.71% (such portion of the shares of AAi Common Stock is hereinafter referred to as the "AAi Shares") of all of such exchanged shares of AAi Common Stock received by Bolle, together with any rights attaching thereto. However, the Contribution Agreement provides that in the event that Bolle does not obtain the AAi Shares, Bolle agrees to pay to BEC the first $2.5 million received by Bolle from proceeds (the "Proceeds") relating to (i) the sale by Bolle of the FGH Preferred Stock or (ii) the redemption by Foster Grant Holdings, Inc. of the FGH Preferred Stock. In the event that BEC does not receive either the AAi Shares or $2.5 million from Bolle, as described above, on or before the date that is five years after the effective date of BEC's merger with ILC, Bolle shall promptly pay to BEC, an amount equal to $2.5 million less any amount previously paid to BEC by Bolle from the Proceeds.


   In addition, the Indemnification Agreement, which is in effect until June 30, 2000, except for liabilities under environmental laws, for which the term is seven years, and tax liabilities, for which the term is the applicable statute of limitations, provides that the Company will indemnify BEC against any and all liabilities incurred or suffered by BEC related to the following:
(i) BEC and its subsidiaries, excluding the ORC Business, prior to or in connection with the Spinoff, (ii) the Company and its subsidiaries subsequent to the Spinoff, (iii) any environmental laws in connection with the business operations of BEC or its subsidiaries or their predecessors (including the ORC Business) prior to the date of the Spinoff and the current, past or future business operations of the Company and its subsidiaries or any of their predecessors, (iv) any claims by Monsanto Company for indemnification in connection with the Asset Purchase Agreement among Benson, BEC and Monsanto Company dated February 11, 1996, (v) the enforcement by BEC of its rights under the Indemnification Agreement and (vi) any untrue statement or omission of a material fact in this Prospectus, and that BEC will indemnify the Company against all losses that are suffered by Bolle related to: (i) BEC's business after the Spinoff; (ii) the ORC Business before the Spinoff (other than environmental liabilities); or (iii) enforcing the Company's rights under the Indemnification Agreement. In addition, the Indemnification Agreement will set forth each party's rights and obligations with respect to payments and refunds relating to certain taxes and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities. In general, Bolle will agree to indemnify BEC for taxes relating to the business of BEC (excluding the ORC Business) and for taxes attributable to the Spinoff and certain other transactions, and BEC will agree to indemnify Bolle for taxes relating to the ORC Business. In addition, the Indemnification Agreement will set forth each party's rights and obligations with respect to payments and refunds relating to certain taxes and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities. In general, the Company will agree to indemnify BEC for taxes relating to the business of BEC (excluding the ORC Business) and for taxes attributable to the Spinoff and certain other transactions, and BEC will agree to indemnify the Company for taxes relating to the ORC Business. See "RISK FACTORS--Risks Associated with the Spinoff."


CONSUMMATION OF THE SPINOFF

   The Spinoff is expected to become effective on the Record Date immediately after the Special Meeting, but prior to the closing of the Merger. The Spinoff does not require BEC Stockholder approval and is not conditioned upon the closing of the Merger. The Spinoff will be made to the holders of BEC Common Stock on the Record Date. The BEC Board has determined the Record Date to be February , 1998.


   In the Spinoff, BEC will distribute pro rata to its stockholders all of BEC's equity interest in the Company, or up to 8,000,000 shares of Bolle Common Stock. As a result of the Spinoff, each holder of BEC Common Stock will receive, commencing the business day after the Effective Time, a distribution of one share of Bolle Common Stock for every three shares of BEC Common Stock owned of record by such holder on the Record Date, and, as a result, Bolle will become an independent publicly-held company. Cash will be paid in lieu of fractional shares. Based on, solely for the purpose of the following estimate, (i) the 2,280 shares of Bolle Common Stock expected to be held by BEC on or prior to the Record Date, (ii) the 17,747,842 shares of BEC Common Stock outstanding as of February 2, 1998, the most recent date for which such information is available prior to the privating of this Propectus, and assuming (i) exercise of a maximum of 1,000,000 BEC Options to purchase shares of BEC Common Stock which are or will be exercisable on or prior to the Record Date, (ii) conversion of all Convertible Notes and accrued interest on or prior to the Record Date into a maximum of 4,155,000 shares of BEC Common Stock, (iii) consummation on or prior to the Record Date of the Contribution Agreement and all the other transactions expected to occur in connection with the Spinoff on the terms described in this Prospectus and, after giving effect to a 3,347 for one stock split in the form of a stock dividend on Bolle Common Stock expected to be effective at or prior to the Effective Time, a maximum of 7,632,000 shares of Bolle Common Stock would be distributed to the BEC Stockholders in the Spinoff. The stock dividend described above will be consummated immediately prior to the Effective Time to provide BEC with a sufficient number of shares of Bolle Common Stock to effect the distribution of the number of such shares which shall correspond to the number of shares of BEC Common Stock outstanding as of the Record Date on the basis of (1) share of Bolle Common Stock for (3) shares of BEC Common Stock outstanding as of the Record Date. The Sellers will receive shares of Bolle Common Stock pursuant to this dividend but their shares will not be distributed to the public pursuant to the Spinoff and this Prospectus. Because the computation of the dividend ratio depends on the number of shares of BEC Common Stock that will be outstanding on the Record Date, the exact dividend ratio will not be available to the Company until the close of business on the Record Date. The aggregate number of shares of Bolle Common Stock that will actually be distributed pursuant to the Spinoff may therefore vary.


MANNER OF EFFECTING THE SPINOFF

   It is expected that upon formal declaration thereof by the BEC Board, the Spinoff will be made as of the Record Date to stockholders of record of the BEC Common Stock. The Record Date will be February , 1998. The Merger is expected to take place promptly thereafter following the satisfaction of certain conditions set forth in the Merger Agreement. When applicable, the Transfer Agent will deliver certificates for the Bolle Common Stock as soon as practicable to holders of record of the BEC Common Stock as of the close of business on the Record Date on the basis of one (1) share of Bolle Common Stock for every three (3) shares of BEC Common Stock held on the Record Date. The Bolle Common Stock issued in the Spinoff will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "DESCRIPTION OF CAPITAL STOCK." Following the Spinoff, the Company will operate as an independent public company.

   No holder of BEC Common Stock will be required to pay any cash or other consideration for the Bolle Common Stock received in the Spinoff and neither BEC nor Bolle will receive any proceeds from the Spinoff. The purpose of the Spinoff is to permit the BEC Stockholders to retain their interest in the Company while at the same time enabling BEC to focus on its specialty lighting technology business.


TREATMENT OF BEC CONVERTIBLE NOTES.

   In May 1996, BEC issued $21,018,000 aggregate principal amount of 8% BEC Convertible Notes, due 2002. Assuming the current conversion price of $5.75 per share of BEC Common Stock and the conversion of all of, or 50% of, the BEC Convertible Notes, the BEC Convertible Notes may convert into an aggregate of approximately 3,655,402 shares or 1,827,701 shares, respectively, of BEC Common Stock. Up to an additional 500,000 shares of BEC Common Stock may be issued in payment of accrued interest on the BEC Convertible Notes. A holder of BEC Convertible Notes that converts such Notes into shares of BEC Common Stock prior to the Record Date will receive one share of Bolle Common Stock for every three shares of BEC Common Stock held following such conversion. Pursuant to the terms of the indenture under which the BEC Convertible Notes were issued, the Spinoff will result in an adjustment to the conversion price of the BEC Convertible Notes, and the holders of the BEC Convertible Notes who do not convert prior to the Record Date of the Spinoff will not receive shares of Bolle Common Stock, but will retain their rights to convert into BEC Common Stock at the adjusted conversion price. BEC has advised the Company that it will use reasonable commercial efforts to effect the conversion of the BEC Convertible Notes prior to the consummation of the Merger

ASSUMPTION BY THE COMPANY OF BEC'S LIABILITIES RELATING TO THE ACQUISITION OF BOLLE FRANCE


   In connection with the Spinoff, the Company will assume at or prior to the Effective Time all obligations and liabilities of BEC to the Sellers incurred by BEC in connection with the purchase of Bolle France and BEC shall then be released from all such obligations and liabilities. In addition to BEC's indemnification obligations for breach of its representations and warranties made to the Sellers in the Share Purchase Agreement, which will become the sole responsibility of the Company, the remainder of BEC's liabilities and obligations to the Sellers will be assumed by the Company through the issuance of the Bolle Series B Preferred Stock, Bolle Options and the conversion of the BEC Warrants into Bolle Warrants, all on substantially the same terms as those applicable to BEC. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Certain Transactions."

   At or prior to the Effective Time, each Seller will contribute all of its shares of BEC Series A Preferred Stock to the Company in return for the issuance and delivery by the Company of an equal number of shares of Bolle Series B Preferred Stock to such Seller. No shares of Bolle Common Stock will be issued to the holders of outstanding shares of BEC Preferred Stock or Bolle Series B Preferred Stock pursuant to the Spinoff. The Company expects to contribute all the shares of BEC Series A Preferred Stock to BEC in return for the cancellation of certain indebtedness of the Company to BEC. In addition, the Sellers will agree to the termination of their existing warrant agreement with BEC and the cancellation of their BEC Warrants to purchase 2,130,000 shares of BEC Common Stock issued pursuant thereto, in return for the execution and delivery by the Company of the Warrant Agreement and, pursuant to the Warrant Agreement, the issuance and delivery by the Company to the Sellers of new warrants to purchase shares of Bolle Common Stock in proportion to the number of BEC Warrants held by each Seller prior to the cancellation, and representing in the aggregate 10% of the number of shares of Bolle Common Stock to be issued pursuant to the Spinoff, with an exercise price per Warrant adjusted to reflect the occurence of the Spinoff. No shares of Bolle Common Stock will be issued to the holders of outstanding BEC Warrants or Bolle Warrants pursuant to the Spinoff. See "DESCRIPTION OF CAPITAL STOCK--Preferred Stock" and "--Warrants."


BOLLE PREFERRED STOCK


   In connection with the acquisition of Bolle France, the Company issued in July 1997 an aggregate of 64,120 shares of Bolle Series A Preferred Stock. The Bolle Series A Preferred Stock is not convertible into Bolle Common Stock pursuant to the Spinoff. In connection with the Spinoff, it is expected that the holders of all outstanding shares of Bolle Series A Preferred Stock will approve the making of the Bolle Series A Preferred Stock subordinate to the Bolle Series B Preferred Stock in respect of liquidation preference and redemption and other modifications which may be required in connection with the Spinoff. See "DESCRIPTION OF CAPITAL STOCK--Preferred Stock."


TREATMENT OF STOCK OPTIONS

   BEC Options that are not exercisable on or prior to the Effective Time will not become vested and exercisable solely by reason of the consummation of the Spinoff. However, it is anticipated that in connection with the Spinoff, the committee administering the BEC Option Plan will, pursuant to the provisions of the BEC Option Plan, make adjustments to all BEC Options as follows: BEC Options outstanding with respect to employees who will be employed by the Company after the Spinoff will be canceled in exchange for options to purchase Bolle Common Stock with similar terms and conditions and with an equivalent economic value to the canceled BEC Options. BEC Options with respect to employees who will continue to be employed by BEC after the Spinoff shall have the exercise price adjusted to reflect the economic value of the Spinoff. A detailed description of the treatment of outstanding BEC Options in connection with the Merger is provided in the Proxy Materials distributed previously.

LISTING OF THE BOLLE COMMON STOCK; RESTRICTIONS ON RESALE

   Application has been made to have the Bolle Common Stock listed for
trading on Nasdaq, under the symbol "    ." The Bolle Common Stock received
pursuant to the Spinoff will be freely transferable under the Securities Act, except for shares of such Bolle Common Stock received by any person who may be deemed to be an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of the Company, after the Spinoff generally include individuals or entities that control, are controlled by, or are under common control with the Company, and will include the directors and executive officers of the Company who will own approximately up to 9% of the total number of shares expected to be outstanding after the Spinoff, as well as any principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their Bolle Common Stock received pursuant to the Spinoff only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption therefrom, such as the exemptions afforded by Section 4(l) of the Securities Act and Rule 144 thereunder. This Prospectus will not cover resales of the Bolle Common Stock by affiliates of the Company. See "RISK FACTORS--Shares Eligible for Future Sale" and "DESCRIPTION OF CAPITAL STOCK."


INTERESTS OF CERTAIN PERSONS IN THE SPINOFF


   The executive officers of BEC, who currently are and will remain after the Spinoff executive officers of Bolle, and Messrs. Franklin, Ashken and Moore, who are members of the BEC Board and currently are and will remain after the Spinoff directors of the Company, may be deemed to have interests in the Spinoff in addition to their interests as BEC Stockholders generally which may cause conflicts of interest. These interests relate to payments to be received by BEC pursuant to the Management Services Agreement, the apportionment of BEC's liabilities between BEC and Bolle pursuant to the Contribution Agreement and the Indemnification Agreement, in addition to liabilities assumed by Bolle through the issuance of the Bolle Series B Preferred Stock and certain Bolle Options and Warrants under the Warrant Agreement. In each case, the Bolle Board and the holders of Bolle Common Stock were aware of these interests and considered them in unanimously approving the Spinoff and the transactions contemplated thereby. Following the Spinoff, as a result of their respective positions in BEC and the Company, each of Messrs. Franklin, Ashken and Moore may, in the course of their duties, have potential conflicts of interest with respect to material transactions involving BEC and the Company. Each will have regard to his obligation to act in the best interest of the Company and will endeavor to ensure that such conflicts are resolved fairly. See "MANAGEMENT," "EXECUTIVE COMPENSATION" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Management Services Agreement" and "--Relationships with Directors."


EXPENSES


   Expenses associated with the Spinoff, which are expected to be approximately $850,000 in the aggregate, will be paid either directly or indirectly by the Company.


CONDITIONS

   The consummation of the Spinoff does not require the approval of the BEC Stockholders and is not contingent upon the closing of the Merger or other conditions.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   The receipt of the Bolle Common Stock will be a taxable transaction for Federal income tax purposes. Gain recognized on the distribution will be treated either as capital gain or as dividend income. The distribution should be considered governed by Internal Revenue Code (the "Code") Section 301. This section requires that the portion of the distribution (valued on the basis of the Bolle Common Stock's fair market value on the distribution and any cash distributed in lieu of fractional shares) equal to the pro rata of BEC's current year and accumulated earnings and profits which for federal income tax purposes is allocable to the BEC Common Stock with respect to which the distribution is made be treated as a dividend for federal income tax purposes. Any portion of the distribution in excess of earnings and profits allocable to the BEC Common Stock with respect to which the Bolle Common Stock is distributed is treated as a return of capital by applying it against, and reducing the adjusted tax basis in, the BEC Common Stock with respect to which the Bolle Common Stock was distributed. Any amount of the distribution which is not a dividend, to the extent it exceeds the adjusted basis of the BEC stock to which it relates, is treated as gain from the sale or exchange of property. Based on current facts, it is not anticipated that BEC will have any current or accumulated earnings and profits at the time of the distribution, and it also is not anticipated that the value of the distribution will exceed any stockholder's tax basis in the BEC Common Stock with respect to which each Bolle share (and any cash for fractional shares) is distributed. If such anticipated circumstances exist at the time of the distribution, no BEC Stockholder will have any gain by reason of the distribution. The effect of treating a portion or all of the distribution as a return of capital will be to reduce the BEC stockholders' tax basis in the BEC Common Stock held after the distribution.

   Any portion of the distribution which is treated as an exchange will be taxable as long-term capital gain if the BEC Common Stock has been held for more than one year on the date of the distribution; otherwise any gain will be short-term capital gain. The federal income tax rate on long-term capital gain will depend upon the length of time a stockholder has owned the BEC Common Stock with respect to which the distribution is made. Gain taxable as dividend income may be eligible for a dividends received deduction for corporate stockholders. In addition, Section 1059 of the Code, which requires corporate stockholders to reduce basis of shares in the case of certain extraordinary dividends, may be applicable to corporate stockholders that receive distributions which are taxable as dividend income. Finally, any portion of the distribution which is treated as a dividend will be subject to withholding tax for foreign stockholders.

   Each holder's initial adjusted basis for the Bolle Common Stock received in the Spinoff will be the fair market value of such stock at the time of the distribution and the holding period for such stock will commence upon the day of the distribution.

   EACH BEC STOCKHOLDER IS ADVISED TO CONSULT HIS HER OR ITS OWN ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE PROPOSED SPINOFF, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

                           SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

   The following selected historical and pro forma combined financial data have been derived from audited and unaudited historical financial statements and should be read in conjunction with the consolidated financial statements of the Company and its significant subsidiaries included herein.

   The Company was formed in 1997 to complete BEC's acquisition of Bolle France and therefore has no historical activity or financial statements. Bolle America was purchased by BEC in November 1995 in a pooling of interests transaction. In conjunction with the purchase of Bolle France, Bolle America became a subsidiary of the Company. Accordingly, for accounting purposes only, Bolle America is treated as the acquiror of Bolle France and therefore the predecessor business for historical financial statement purposes.

   The following unaudited Bolle Inc. pro forma combined statement of operations data give effect to the acquisition of Bolle France under the purchase method of accounting and reflect the Contribution Agreement and the Indemnification Agreement. The following pro forma combined balance sheet data only give effect to the Contribution Agreement and the Indemnification Agreement as the effect of the acquisition is already included in the Company's actual balance sheet as of September 30, 1997. The actual statement of operations data presented include the results of Bolle France for the three months ended September 30, 1997. The pro forma combined statement of operations data presented include Bolle France as if the acquisition occurred as of the beginning of the periods presented.


                                                                                                             NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                           -------------------------------------------------------------- ----------------------
                                                                                                   PRO                    PRO
                                             ACTUAL    ACTUAL     ACTUAL    ACTUAL     ACTUAL     FORMA      ACTUAL      FORMA
                                              1992      1993     1994(1)    1995(2)   1996(3)     1996      1997(4)      1997
                                           --------- ---------  --------- ---------  --------- ---------  ----------- ---------
STATEMENT OF OPERATIONS DATA:
NET SALES ................................  $15,495    $18,377   $23,094    $24,829   $24,425    $60,297    $ 20,670    $36,266
COST OF SALES ............................    8,595      9,126    10,814     12,181    12,130     29,140       9,750     18,267
                                           --------- ---------  --------- ---------  --------- ---------  ----------- ---------
GROSS PROFIT .............................    6,900      9,251    12,280     12,648    12,295     31,157      10,920     17,999
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES (INCLUDING ADVERTISING AND
 SPONSORING EXPENSES) ....................    6,808      7,384     8,871     10,275    11,374     23,813      10,593     16,310
MERGER RELATED EXPENSES ..................       --         --        --      3,050        --         --          --         --
INTEREST EXPENSE (INCOME).................      488        336       316       (302)     (256)       931         516        465
OTHER EXPENSE (INCOME) ...................      (81)      (295)     (104)        48      (450)      (200)       (803)    (1,162)
                                           --------- ---------  --------- ---------  --------- ---------  ----------- ---------
INCOME (LOSS) BEFORE INCOME TAXES  .......     (315)     1,826     3,197       (423)    1,627      6,613         614      2,386
PROVISION FOR (BENEFIT FROM) INCOME
 TAXES....................................     (120)       700     1,260        364       635      1,721         196      1,301
                                           --------- ---------  --------- ---------  --------- ---------  ----------- ---------
NET INCOME (LOSS) ........................  $  (195)   $ 1,126   $ 1,937    $  (787)  $   992      4,892    $    418      1,085
                                           ========= =========  ========= =========  ========= =========  =========== =========
PREFERRED STOCK DIVIDENDS ................                                                           511                    383
                                                                                               ---------              ---------
NET INCOME ATTRIBUTABLE TO COMMON STOCK  .                                                       $ 4,381                $   702
                                                                                               =========              =========
PRO FORMA SHARES OUTSTANDING..............                                                         7,408                  7,408
PRO FORMA EARNINGS PER SHARE..............                                                       $  0.59                $  0.09
FRENCH FRANC PER US DOLLAR EXCHANGE RATE
 USED (5).................................                                                        5.1138      6.0832     5.9188
BALANCE SHEET DATA:
WORKING CAPITAL (DEFICIENCY)..............  $    31    $ 1,060   $12,781    $11,395   $ 8,535               $(16,528)   $   433
TOTAL ASSETS .............................    8,164      9,629    17,549     16,309    15,624                 82,513     99,370
LONG TERM DEBT ...........................      350         49        57         --        --                     --      3,428
MANDATORILY REDEEMABLE PREFERRED STOCK ...       --         --        --         --        --                 11,055     20,349
STOCKHOLDERS' EQUITY .....................      279      1,584    13,433     12,770     9,743                 24,460     44,256
FRENCH FRANC PER US DOLLAR EXCHANGE RATE
 USED (5).................................                                                        5.1900      5.9125     5.9125


------------
(1) In 1994, Bolle America paid a $50 dividend to its then current shareholders.
(2) In November 1995, BEC acquired Bolle America in a transaction accounted for as a pooling of interests. Accordingly, Bolle America, Inc. is included in all periods presented.
(3) In 1996, the Company paid a dividend to BEC (its then current stockholder) of $4,019.
(4) On July 10, 1997, the Company acquired Bolle France and related assets in a transaction accounted for as a purchase. Accordingly, the results of operations for Bolle France are included in historical results of operations from that date.
(5) Represents the exchange rates used to translate the results of operations and balance sheet amounts of Bolle France. The exchange rate shown for the pro forma results of operations for the year ended December 31, 1996 represents the average exchange rate used to translate the results of operations of Bolle France added to the Company's actual results in the pro forma statement of operations. The exchange rate shown for the actual results of operations for the nine months ended September 30, 1997 represents the average exchange rate for the three months ended September 30, 1997 used to translate the results of operations of Bolle France included in the Company's actual results. The exchange rate shown for the pro forma results of operations for the nine months ended September 30, 1997 represents the average exchange rate for the nine months ended September 30, 1997 used to translate the results of operations of Bolle France added to the Company's actual results in the pro forma statement of operations.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GENERAL

   Due to the acquisition of Bolle France on July 10, 1997, only three months of results of operations of Bolle France are included in the results of operations for the nine months ended September 30, 1997. Therefore, trends due to the acquisition will be extrapolated accordingly when Bolle France is included for the entire period presented.

   In conjunction with the acquisition of Bolle France and following the planned Spinoff, it is anticipated the Company will be subject to interest on approximately $17 million of senior indebtedness at an average current rate of approximately 5%. Although this represents significantly less than the intercompany indebtedness currently outstanding, it is nevertheless higher than indebtedness has been prior to the Bolle France acquisition. In addition, the acquisition of Bolle France has resulted in additional depreciation and amortization of approximately $2.1 million, significantly increasing selling, general and administrative expenses as a percentage of sales.

   The Company has begun to develop and implement a global brand management and marketing program, resulting in increased advertising expenses. There is no guarantee that such increased expenses will result in increased sales.

   It is not anticipated that operating on a standalone basis following the Spinoff will have a significant impact on the results of operations, financial position or cash flows of the Company other than that which is disclosed herein. The Company has been operated as a separate segment of BEC's business and will continue to receive management and administrative services from BEC on similar terms to those reflected in the historical financial statements under the Management Services Agreement.

Pro forma results of operations

   For the nine months ended September 30, 1997, on a pro forma combined basis, US sales represented 41% of total net sales while French sales represented 59%. On a pro forma basis the year ended December 31, 1996 was similar in geographic distribution with US sales representing 40% and French sales representing 60% of pro forma combined net sales.

   In US Dollars, for the nine months ended September 30, 1997, net sales of Bolle France were $18,656 or 38% of $48,827, the net sales for the year ended December 31, 1996. On the other hand, in thousands of French Francs, for the nine months ended September 30, 1997, net sales of Bolle France were FF 158,617 or 64% of FF 249,693, the net sales for the year ended December 31, 1996. The relative difference between 38% and 64% is due to the substantial increase in the French Franc to US Dollar exchange rate from 1996 to 1997.

   The decrease in sales not due to the change in exchange rates is due to the same factors discussed in the comparisons of actual results below. Bolle America represented 16.4% and 26.5% of total Bolle France sales for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. The reduction in Bolle America's sales significantly impacted Bolle America's purchases from Bolle France.

   As indicated by the pro forma combined gross margins of 50% and 52% for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively, the gross margin which can be expected going forward is slightly higher than that which has been experienced in actual historical margins as a result of applying the manufacturing costs directly to the owned distributors' sales prices. The gross margin for Bolle France in the third quarter of 1997 was lower than in other quarters due to the annual plant shutdown during the third quarter.

   In accordance with the decrease in sales from 1996 to 1997, due to exchange rate changes and reduced sales at Bolle America, net income also decreased substantially in 1997. Pro forma combined interest expense represents an estimate of the interest expense expected after the Spinoff. Selling general and administrative expenses included $2.6 million of depreciation and amortization on a pro forma combined basis for the year ended December 31, 1996.

   Prior to July 10, 1997, Bolle France consisted of a number of unconsolidated privately held entities which filed separate tax returns. Bolle America filed tax returns as part of BEC's consolidated United States return. Since July 1997, the Company has revised the structure of Bolle France to make it one consolidated tax group for French tax purposes. Following the Spinoff, the Company will file a consolidated United States tax return for its domestic businesses (including Bolle America) and the foreign operations will file tax returns in the appropriate countries as required by local law. The Company does not anticipate a significant change to the pro forma combined tax provisions in future periods arising from the post-Spinoff tax structure of Bolle Inc.

Nine months ended September 30, 1997 compared to nine months ended September 30, 1996

   Net sales of $20.7 million for the nine months ended September 30, 1997 increased from $19.8 million for the comparable period in 1996 despite a $4.9 million decrease in sales in the United States, resulting from the acquisition of Bolle France on July 10, 1997. For the nine months ended September 30, 1997, US sales represented 72% of net sales with French sales representing the remaining 28%. Soft conditions in the market for premium sunglasses contributed to the decrease in sales in the United States. A major retail distributor of premium sunglasses, which had been growing rapidly up until the fourth quarter of 1996, began closing outlets and returning excess inventory at the end of 1996 and into 1997, negatively affecting the entire premium sunglass industry. This customer represented 17% of Bolle America sales for the nine months ended September 30, 1996 and less than 5% of Bolle America sales for the nine months ended September 30, 1997. While overall retail sales continued to grow, many premium sunglass manufacturers had overproduced in anticipation of significantly higher sales and took significant returns which eroded profit margins. The Company does not expect this trend to continue in 1998.


   Gross margin increased from 51.5% for the nine months ended September 30, 1996 to 52.8% for the nine months ended September 30, 1997, reflecting the trend of increasing gross margins as the Company is now a combined manufacturer and distributor following the Acquisition instead of solely a distributor.


   Advertising and sponsoring expenses did not increase significantly except for the addition of Bolle France for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996.

   For the nine months ended September 30, 1997, selling, general and administrative expenses of $7.7 million increased from $6.3 million in the comparable period in 1996 reflecting the addition of Bolle France costs.

   Interest expense of $0.5 million for the nine months ended September 30, 1997 primarily reflects the interest expense on Bolle France acquisition debt. In the comparable period in 1996, however, Bolle America's cash on hand generated interest income of $0.2 million.

   Other income consists of allocated equity income and management fee income from BEC's investment in Eyecare Products of $0.6 million for the nine months ended September 30, 1997 and $0.9 million for the nine months ended September 30, 1996. This income was allocated to the Company by BEC. For the nine months ended September 30, 1997 other income also included $0.2 million of foreign exchange transaction gains compared to none in the prior period.

   The provision for income taxes of approximately $0.2 million or 32% of income before income taxes for the nine months ended September 30, 1997 represents the anticipated effective tax rate of the Company in its present structure. The tax provision of $1.0 million for the nine months ended September 30, 1996 represented the Company's 39% effective tax rate for 1996 in its then present structure. The acquisition of Bolle France has had a significant effect on the overall effective tax rate and provision calculations due to the higher statutory tax rate in France and the significant non-deductible amortization and depreciation expenses resulting from purchase accounting.

Year ended December 31, 1996 compared to year ended December 31, 1995

   Net sales were flat for the year ended December 31, 1996 compared to the prior year. Although the premium sunglass market continued to grow, Bolle America (the only business included in the Company at that time) was impacted by industry problems described above that reduced sales in the fourth quarter. At the end of 1996 and into 1997, the Company's "grass roots" distribution to many smaller, loyal retail outlets worked in its favor by lessening the effect of sales declines experienced in certain of the Company's larger customers. For the years ended December 31, 1996 and 1995, the Company's sales were substantially all in the United States.

   During 1996 and 1995, the Company purchased substantially all of its products from Bolle France, which did not change its pricing significantly during those years. Accordingly, the gross margin of 50% in 1996 did not change materially from the 1995 gross margin of 51%.

   For the year ended December 31, 1996, advertising and sponsoring expenses were $3.3 million versus $2.7 million for the prior year. This increase was due to the Company's strategy of building the brand in the United States where it competes with other brands which are heavily marketed and advertised.

   Selling general and administrative costs increased from $7.6 million in 1995 to $8.1 million in 1996 primarily due to corporate allocation of its stockholder's general and administrative expenses in 1996. In 1995, because the Company was acquired by its stockholder in November, no allocations were effected.

   In November 1995, the Company was acquired by its stockholder in a transaction accounted for as a pooling of interests. Accordingly, the merger related costs of $3.1 million are included in the results of the Company for 1995.

   In both 1996 and 1995, the Company's cash on hand resulted in interest income of $0.3 million.

   Other income in 1996 includes $0.4 million of allocated equity income from BEC's investment in Eyecare Products. This income was allocated to the Company by BEC. During 1995, because the acquisition of the Company by BEC did not occur until November, the comparable equity income was not allocated. The 1995 amount consists of foreign exchange losses.

   The effective tax rate of 39% in 1996 represents an operating basis provision while the 1995 benefit reflects the significant effect of the merger related expenses.

Year ended December 31, 1995 compared to year ended December 31, 1994

   The increase in net sales of 7.5% from 1994 to 1995 reflects the Company's participation in premium sunglass market growth as it strengthened its brand image and competitive advantages, selling more units at market-justified higher price points. For the years ended December 31, 1995 and 1994, the Company's sales were substantially all in the United States.

   The decrease in gross margin from 53% to 51% reflects price increases from the Company's main supplier, Bolle France, not passed on to the customers. This increase was partially offset by a volume-related decrease.

   Advertising and sponsoring expenses increased from $1.9 million in 1994 to $2.7 million in 1995 due to continued implementation of more aggressive marketing and advertising campaigns.

   The 8.9% increase in selling, general and administrative expense from $7.0 million to $7.6 million reflects the increase in net sales and additional administrative expenses associated with the Company's public offering completed in December 1994.

   Prior to the Company's public offering in December 1994, the Company's average debt balances resulted in interest expense of $0.3 million for the year ended December 31, 1994. Substantially all of the Company's debt was repaid following the public offering resulting in interest income of $0.3 million for the year ended December 31, 1995.

   Other income in both 1994 and 1995 represented foreign exchange gains and losses resulting from currency movements between the United States Dollar and the French Franc.

LIQUIDITY AND CAPITAL RESOURCES

   Net cash used by operating activities during the nine months ended September 30, 1997 of $1.8 million represents the net income with the negative effect of decreased accounts payable and increased other assets. These cash uses were offset by decreased accounts receivable and non-cash expenses. Depreciation and amortization for the nine months ended September 30, 1997 was $0.9 million compared to $0.3 million for the same period last year, reflecting the acquisition of Bolle France. Cash paid for acquisitions in 1997 represents the purchase of Bolle France net of cash received with the acquisition. Capital expenditures of $0.4 million were also increased due to the acquisition. These operating and investing activities were financed through proceeds from indebtedness to stockholder which is the Company's current source of capital outside of operating cash flows. Under the intercompany credit arrangement, the Company borrows US Dollars from BEC at a rate of 8% and French Francs at a rate of 5.5%. In conjunction with the Spinoff, it is anticipated that the Company will enter into a separate credit facility with substantially the same terms as the BEC facility and that there will be no intercompany credit arrangements between BEC and the Company. The Company will lend cash to its subsidiaries in substantially the same manner as BEC lends to the Company and its subsidiaries. Management believes that the new credit facility, along with cash provided from operations, will be sufficient to fund the Company's cash operating and investing requirements for the foreseeable future. It is not expected that repatriation of French Franc cash flows, if any, will have a significant impact on liquidity.

   Net cash provided by operating activities during the year ended December 31, 1996 consisted of net income and increases in accounts payable offset by increases in receivables from related parties and inventory. The Company's cash was payed to its stockholder from which it received interest income.

   Net cash used by operating activities in 1995 consisted of the net loss resulting from the merger-related expenses and increases in net working capital. Cash on hand as a result of the December 1994 offering was used to finance investing activities.

   Net cash provided by operating activities in 1994 of $0.3 million consisted of net income offset by increases in working capital to support the growing business. The cash provided by operations along with proceeds from long term debt was sufficient to fund the Company's investing activities. A substantial portion of the public offering proceeds was used to repay indebtedness.


   In connection with the Contribution Agreement to be entered into between BEC and the Company, approximately $18 million of indebtedness to related parties incurred to finance the acquisition of Bolle France will be capitalized. This reduction in the Company's debt will improve working capital levels. The Company expects cash flows from operations combined with available borrowing capacity to be sufficient to fund the Company's future operating and investing needs through at least 1998.


NEW ACCOUNTING STANDARD

   In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("SFAS 128"), which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. SFAS 128 is effective for the Company's fiscal year ending December 31, 1997, and retroactive application is required. The Company does not expect the implementation of SFAS 128 to have a material effect on earnings per share amounts previously reported.

                                   BUSINESS

INTRODUCTION

   The Company designs, manufactures and markets premium sunglasses and sport shields, goggles and safety and tactical eyewear under the Bolle(Registered Trademark) brand. Bolle(Registered Trademark) products enjoy worldwide recognition and a high quality image in the sport and active lifestyle markets, particularly skiing, golf and cycling, as well as a growing reputation in the larger, fashion driven recreational sunglass market. The Company's safety and tactical business, which accounts for approximately half of the Company's aggregate unit sales, serves the specialty segment of the safety eyewear market, including laser protection products and military applications.

   The recent creation of Bolle Inc. was completed to combine the Company's ownership of the worldwide rights to the Bolle(Registered Trademark) trademark for the Company's products with its international manufacturing and distribution capabilities under one organization, which the Company believes will allow it to expand its business and enhance its profitability. This organization enables the Company to develop and execute a consistent and unified marketing strategy targeted at promoting the Company's competitive advantages. The Company believes that its competitive advantages include its strong brand name, integrated design, production and marketing capabilities, superior technology, specialized product offerings and established international distributors in over 40 countries around the world. The Company will seek to integrate these international distributors into a cohesive worldwide network and add new distributors through acquisitions or distributorship agreements. See "Business--Business Strategy."

   In recent years, the retail sunglass market has experienced the emergence of a specific premium market, reflected by increased sales of higher-priced and quality-oriented products. The Company competes in the premium sunglass market. The factors which contribute to the growth of this market include advancements in product technology, growing demand for specialized sunglasses leading to multiple purchases, increased health concerns and greater fashion and image content. Safety and tactical eyewear products may be designed for general or special purpose. The Company competes in the special purpose safety and tactical eyewear market. The factors which contribute to the growth of this market include increasing regulation of safety eyewear, new special purpose applications, advancements in product technology and growing demand for more style-oriented products. The Company believes that both its sunglass and safety and tactical eyewear products, with their increased user-specific characteristics and proven long-standing reputation for style and high performance, are suited to today's consumer preferences in their respective markets.

   The Company has recently announced the following corporate developments, which constitute a significant start to its growth strategy:


   Acquisition of Largest Independent Distributor. Consistent with the Company's strategy of consolidating certain of its distributors through acquisitions or other arrangements, the Company has executed a non-binding letter of intent to purchase Bill Bass Optical, the largest independent distributor of the Company's products and the principal distributor of the Company's products in Australia, which had sales of Bolle(Registered Trademark) products in Australia in excess of $10 million in 1997. The Company has offered to purchase 75% of the outstanding shares of Bill Bass Optical and an affiliate thereof, 100% of the outstanding shares of Bolle Asia (the distributor of the Company's sunglasses in Southeast Asia), and the 49% of the shares of Bolle Sunglass Ltd. (the distributor of the Company's sunglasses in the U.K.) that the Company does not already hold for an aggregate price of approximately $6,250,000, consisting of $3,900,000 in cash and $2,350,000 in Bolle Common Stock. It is contemplated that the transaction will be completed following the closing of the Spinoff, and, thereupon, that the sellers would collectively retain a 25% ownership interest in Bill Bass Optical providing them with a 25% share in the profits generated by Bill Bass Optical and a pro rata share of any distributions therefrom.


   Alyn Supply Agreement. Consistent with its traditional focus on technological innovation, the Company has entered into a three-year exclusive Supply Agreement with Alyn, a manufacturer of specialized metal frames, to create premium sunglass frames using Boralyn(Registered Trademark), a special patented metal matrix providing greater strength and stiffness to weight ratios than titanium, which is currently considered the leading metal for advanced metal eyewear.


   Martina Hingis Endorsement Contract. Martina Hingis, the youngest number one-ranked player in the history of women's tennis, has agreed to wear exclusively Bolle(Registered Trademark) sunglasses, sport glasses and ski goggles at all public events and for recreation, and to appear in advertisements and promotions for Bolle(Registered Trademark) products worldwide. Ms. Hingis will also appear in the Company's first-ever worldwide brochure, a combination magazine/catalogue, in early 1998.


INDUSTRY OVERVIEW

 The Premium Sunglass Market

   The premium sunglass market consists of two main segments, premium and value-priced. The premium market is defined by products with retail price points over $30 and the value-priced segment is defined by products with retail price points below $30. The Company competes in the premium, and not the value-priced, sunglass market. The Company's premium sunglass business accounts for approximately half of the Company's aggregate unit sales and 70% of the Company's total sales. The Company's main competitors are Bausch & Lomb Incorporated ("Bausch & Lomb"), the marketer of the Ray Ban, Killer Loop, Arnette and Revo brands, Luxottica, and Oakley, Inc. ("Oakley"), which together control approximately 60% of the premium market segment and several other companies with smaller market shares. The Company focuses on the $60 to $90 price point range, which the Company believes differentiates it from its major competitors in the sport segment whose average price is in excess of $100. Approximately 19 million pair of premium sunglasses were sold in 1996 for a total value of $1.7 billion. Based on available industry data, the Company believes that sales of premium sunglasses grew from $825 million in 1989 to $1.7 billion in 1996.

   The key factors contributing to the continuing growth in the premium sunglass market include the following:

   Advancements in Product Technology. New products and technologies are continually being introduced in the industry to improve the quality and durability of frames and lenses. Advances include (i) lightweight, virtually unbreakable, polycarbonate lenses for better comfort and safety; (ii) interchangeable lenses offering multiple styles and functions for a particular frame; (iii) scratch resistant coatings for longer lasting lenses; and (iv) anti-reflective coatings to reduce glare and eyestrain, improve visual clarity and cosmetic appeal. These innovations are increasing the overall range of products in the market as well as, in many cases, profit margins.

   Growing Demand for Specialized Sunglasses Leading to Multiple
Purchases. In addition to consumer concern for quality eye protection and the growing importance of sunglasses as a fashion accessory, demand for specialized sunglasses to be used as equipment in different sports and activities has grown. This additional customer demand has resulted in more product offerings and greater frequency of purchases by consumers and increased brand awareness.

   Increased Health Concerns. Consumer awareness of the harmful effects of ultraviolet rays on the eyes and the overall importance of health concerns have increased. This has resulted in greater willingness by consumers to pay more for premium sunglasses believed to provide greater eye protection. In addition, as the proportion of the population who require corrective eyewear increases, the demand for prescription sunglasses is expected to rise.

   Increased Fashion and Image Content. Sunglasses are increasingly being used as fashion accessories for dress, casual and recreational activities. A number of leading designers, such as Giorgio Armani, Calvin Klein, Guess, Nautica and Polo Ralph Lauren, among others, are leveraging the appeal of their brand names by offering lines of sunglasses. As the emphasis shifts to include function and fashion, the offerings of shapes and colors has been expanded, creating more sunglass choices and resulting in more frequent purchases by customers.

 The Safety and Tactical Eyewear Market

   Safety and tactical eyewear products may be designed for general or special purpose. General purpose safety and tactical eyewear products provide undifferentiated protection against hazards such as flying objects, glare and liquid. Special purpose safety and tactical eyewear products are designed to fit the needs of a particular category of customers in addition to providing the same protection features as general purpose safety and tactical eyewear products. The Company competes in the special purpose segment of the safety and tactical eyewear market. The Company's main competitors are Bacou USA, Inc., the marketer of Titmus(Registered Trademark) and Uvex(Registered Trademark) products, WGM Safety Corp. (a subsidiary of French manufacturer Christian Dalloz S.A.) which distributes its products under the Willson Safety Products trade name, and Crews, Inc., which distributes its products under the Crews Safety Products trade name. The Company's safety and tactical business accounts for approximately half of the Company's aggregate unit sales and 30% of the Company's total sales. The Company focuses on the $3 to $25 price point range.

   The key factors which may contribute to the potential growth of the safety and tactical eyewear market include the following:

   Increased Regulation of Safety Eyewear. Demand for safety eyewear products is driven by government regulations promulgated by agencies such as the Occupational Safety and Health Administration, the Mine Safety and Health Administration and the National Institute of Occupational Safety and Health mandating the use of personal protective eyewear for certain job classifications and work-site environment. Other factors creating requirements for personal safety eyewear products at the workplace include the rising cost of insurance, costs and liabilities relating to worker injury and increased safety awareness.

   New Special Purpose Applications. Demand for laser eye protection equipment has risen as a result of the generalization of the use of laser in manufacturing processes, military operations and for medical treatment. Other special purpose applications which have developed in recent years include protective eyewear for firefighters, sky divers and paratroopers.

   Advancements in Product Technology. Technological trends in the industry include a move toward lighter-weight and thinner polycarbonate lenses, special applications lenses, such as infrared lenses, and increased use of coatings, such as scratch resistant and anti-fog coatings. Consumer preferences include lighter and more sophisticated products as more demand for protective eyewear products arises from service industries, schools and hospitals. In 1989, the American National Standards Institute (ANSI) changed the standard pertaining to eye and face protection products. Under the new standard, the evaluation of safety and tactical eyewear products shifted from design to performance based criteria. As a result, producers moved to incorporate more technology in their manufacturing processes to improve product performance.

   Demand for Style-Oriented Products. Style and comfort have led to better user acceptance and even desirability. Product users prefer fashionable and comfortable safety and tactical eyewear products. Therefore, the Company believes that industrial purchasers are inclined to select functional products which combine the characteristics of fashion and comfort whenever available because product users are more likely to wear such products regularly, thereby increasing regulatory compliance and reducing the risk of injury. As a result, more spectacles and wrap around styles are being developed, as opposed to heavier and bulkier goggles and face shields. Rising demand for a broader variety of lens options, styles and colors is also expected.

BUSINESS STRATEGY

   Building on its technological heritage and its other competitive advantages, the Company intends to leverage its established international distributors in over 40 countries through a worldwide marketing initiative to expand the Bolle(Registered Trademark) brand aggressively. The Company believes that it is uniquely positioned, through its competitive advantages, to implement successfully this growth strategy and achieve its brand expansion objective.

 Competitive Advantages

   The Company believes that it has the following competitive advantages which contribute to differentiate it from its competitors:

   Strong Brand Name. Bolle(Registered Trademark) products enjoy a strong reputation for high performance and style. This reputation is based on the superior technical characteristics of the Bolle(Registered Trademark) frames and lenses. Because famous brand names are known to trigger instant appeal among consumers, the Company continuously seeks to strengthen consumer perception of the Bolle(Registered Trademark) brand name as that of high quality, technologically advanced and fashionable eyewear products. The Company believes that the Bolle(Registered Trademark) brand ranks among the five best known brands in the premium sport sunglass market and is especially strong among consumers having an active lifestyle, such as skiers, cyclists, surfers and other sports enthusiasts. As a result, the Company has the ability to lead the market for certain of its products. For example, Bolle(Registered Trademark) ski goggles collections such as Chrono and Future have been recognized as setting standards for quality products in their market by numerous ski champions. The Company will continue to pursue its constant search for superior lens technology as well as improved frame quality and design with the objective of achieving increased brand recognition and greater differentiation from its competitors.

   Integrated Design, Production and Marketing. As a result of its July 1997 acquisition of Bolle France, the Company owns the production and design capabilities of Bolle France and the worldwide rights to the Bolle(Registered Trademark) brand for its products. This organization enables the Company to develop and execute a consistent and unified worldwide marketing and distribution strategy focused on expanding the Bolle(Registered Trademark) brand with consistency of brand image and design innovation. The Company's design team, which is supervised by Mr. Maurice Bolle, oversees the entire design process from mold creation to the final lens development stage. The Company enjoys flexible manufacturing in Oyonnax, France through the use of local subcontractors, while retaining control over manufacturing and all its proprietary processes.

   Superior Technology. Bolle(Registered Trademark) eyewear products incorporate several unique technological features, thus enabling the Company to better differentiate itself from its competitors. In addition, unlike most of its competitors, the Company manufactures its own polycarbonate lenses. The Company's primary lens material is polycarbonate, a lighter and more impact resistant material than glass which provides 100% protection from damaging ultraviolet light. Bolle(Registered Trademark) proprietary lenses provide each eye with a separate optical center of focus, which permits the use of wraparound designs with wide coverage without sacrificing overall optical clarity or introducing distortion. Other materials used in the manufacturing of Bolle(Registered Trademark) products include an hydrated "memory" nylon, a virtually unbreakable material obtained through a proprietary process owned by the Company. The Company uses this special process to saturate the nylon material so that it retains moisture. Frames made out of such material return to their original shape after a mistreatment, which significantly improves product life. The Company also offers an interchangeable lens system (marketed under the Breakaway(Trademark) brand), which enables consumers to customize the look and function of certain Bolle(Registered Trademark) products by offering different lenses in the same frame. Consistent with its traditional focus on technological innovation, the Company has entered into a six-year exclusive Supply Agreement with Alyn, a manufacturer of specialized metal frames to create premium sunglass frames using Boralyn(Registered Trademark), a special patented metal matrix providing greater strength and stiffness to weight ratios than titanium, which is currently considered the leading metal for advanced metal eyewear. As a result of its superior technological characteristics, Bolle(Registered Trademark) eyewear is known for its durability, resiliency and light weight, all characteristics that are important to customers engaged in sports and leisure activities. It is the Company's objective to continue to develop, manufacture and sell products with these superior quality and durability characteristics.

   Specialized Product Offerings. The Company is currently in the process of focusing its lines and collections of sunglasses and sport glasses based on their use rather than their design, style or other defining criteria. The Company intends to market its products based on the type of sport for which they are designed, in an attempt to respond to a growing consumer preference for sport-specific eyewear. The Company has a long-standing tradition of designing and manufacturing in cooperation with its sponsored athletes high performance eyewear products featuring sport-specific characteristics. For example, the Company has worked with French Olympic Ski Champions Jean-Claude Killy and, more recently, Luc

Alphand to design and continuously improve its ski goggles. The Company also worked closely with U.S. Cycling Champion Greg LeMond, a three time winner of the Tour de France, to design its current line of cycling glasses, including the signature Greg LeMond Attack(Trademark) line. In 1992, the Company was the first to introduce sunglasses with features specifically designed for golf, such as distortion free vision and wraparound design to prevent wind and glare interference. Other examples of lines of sport glasses include Aquashield for water sports and Varsity for squash and racquetball. The Company believes that its experience in designing sport specific eyewear products makes it particularly well positioned to respond to current trends in consumer preferences.

   Established International Distributors. The Company has established international distributors in over 40 countries around the world. The largest independent distributor of Bolle(Registered Trademark) sunglasses and safety eyewear products is Bill Bass Optical, which has exclusive rights to distribute Bolle(Registered Trademark) products in Australia. Bill Bass Optical became the distributor of Bolle(Registered Trademark) products in Australia in 1982 and was able to develop sales of Bolle(Registered Trademark) products in Australia to over $10,000,000 in 1997. The remainder of the Company's distribution capabilities in addition to affiliated distributors consists of distributorship arrangements with well established providers of eyewear products which are familiar with their local market. As a result of this structure, the Company's distribution business has become to a large extent multi cultural, yet with a single brand name and well differentiated products. The Company expects that this will enhance the implementation of its international marketing and distribution strategy.

 Growth Strategy Targeted at Expanding Aggressively the Bolle(Registered Trademark) Brand

   Worldwide Marketing Initiative. The Company intends to enhance and unify its marketing efforts with the objective of achieving increased recognition of the Bolle(Registered Trademark) brand name around the world. The Company's worldwide marketing initiative includes a unified brochure for distributors worldwide, coordinated advertising campaigns in major international and local media and at retail locations, more focused sponsoring of athletes attracting international interest and the unification of the Company's sport celebrities endorsement program. The Company's marketing initiative will seek to emphasize through a unified sport-specific approach the technological characteristics and long standing proven reputation for style and performance of Bolle(Registered Trademark) products. The Company's marketing strategy also includes training retail salespersons to fully understand the specificities of Bolle(Registered Trademark) products and in-store education highlighting the Bolle(Registered Trademark) style and technical features. The Company expects to coordinate with its international distributors future introductions of new Bolle(Registered Trademark) products, such as a new motorsports line, so as to maximize the benefits which the Company may derive from its worldwide rights to the Bolle(Registered Trademark) brand and enhance global sales. The Company also expects that the impact of its worldwide marketing initiative will be maximized by its parallel efforts to build a cohesive distribution network.


   Create and Leverage a Cohesive Distribution Network. The Company will seek to ascertain greater control over the distribution of its products by creating and expanding an integrated network of Bolle(Registered Trademark) distributors around the world through acquisitions and distributorship agreements. The Company has entered into a non binding letter of intent to purchase Bill Bass Optical, its largest independent distributor, and certain of its affiliates, including Bolle Sunglasses and Bolle Asia, the distributor of the Company's sunglasses in the U.K. and Southeast Asia, respectively. The Company expects the integration and expansion of its distribution channels to result in new accounts and a larger customer base. In addition, the Company expects the improved efficiencies that could result from this strategy to lead to excess distribution capacity, which, when combined with actual increased production, could also contribute to increased sales.


   Increased Use of Flexible Manufacturing. The Company enjoys flexible manufacturing in Oyonnax, France through the use of local subcontractors, while retaining control over manufacturing and all proprietary processes. The use of a number of small local subcontractors enables the Company to maintain a variable cost structure and minimal inventory levels, as well as to respond quickly to shifting trends in the industry. The Company will seek to improve the efficiency of this flexible manufacturing process by reducing lead time from design to distribution. The Company expects improved efficiency to result in increased manufacturing capacity and faster product launches.

   Develop Product Line Extensions. The Company has plans to develop product line extensions bearing the Bolle(Registered Trademark) brand. Once the reputation of the Bolle(Registered Trademark) brand as a worldwide leader is established in a particular sport and active lifestyle market, brand extensions have been successful, as shown by the Company's experience with Bill Bass Optical in Australia, which has developed and carries a successful line of Bolle(Registered Trademark) golf and ski clothing.

PRODUCTS

 General

   The Company designs, manufactures and markets premium sunglasses and sport shields ranging in retail price from $30 to $165 and ski goggles at most price points. The Company currently offers approximately 180 models of sunglasses, sport shields and goggles in 15 collections for a total of approximately 400 separate product offerings. Each year, the Company attempts to introduce a number of new models and collections and retire slower moving product offerings. Recently introduced Bolle(Registered Trademark) products include the Breakaway(Trademark) and Snakes(Trademark) collections. The Company believes that the continued introduction of new and innovative products will be important to its success and that it must continue to respond to changing consumer preferences in the areas of style, function and technological innovation.

 Active Lifestyle Focus

   Bolle(Registered Trademark) sunglasses are particularly suitable to most athletic endeavors, from recreational activities to hard-core competition, such as skiing, snowboarding, triathlon, surfing, golf and other outdoor pursuits and generally to the needs of customers having an active lifestyle. Bolle(Registered Trademark) sport shields and goggles are offered for a broad range of sports activities, including road and high-speed sports, squash, racquetball and other high impact sports, golf, surfing and windsurfing, rock and ice sports as well as sky diving. Bolle(Registered Trademark) ski goggles are designed to provide performance and protection to persons facing the elements encountered in skiing, snowboarding and other winter sports. Sales in the ski goggle market are dependent to a significant extent on weather conditions and the quality and duration of the ski season. Bolle(Registered Trademark) safety and tactical eyewear includes safety glasses and goggles, face shields, laser eye protection devices and other specialized safety and tactical eyewear products.

 Superior Technological Characteristics and Proven High Performances

   Bolle(Registered Trademark) Polycarbonate Lenses. The Company's primary lens material is polycarbonate, a lighter and more impact resistant material than glass, which provides high protection from damaging sun light. The Company was among the first to incorporate lightweight polycarbonate lenses for use in recreational eyewear, including sunglasses and sport glasses. The Company has since developed its own polycarbonate lens, the so-called Bolle(Registered Trademark) 100, which is capable of stopping 100% of ultraviolet rays, 100% of infrared rays and 56% of blue light. This lens can achieve this high performance without any surface coating. Its filtering power is due exclusively to absorbers included in the material and its application is used in sun protection, computer work, welding and lasers. Approximately 85% of the Company's total current production features polycarbonate lenses. The Company believes the use of polycarbonate lenses has played an important role in its ability to manufacture high performance technologically-advanced eyewear products. Although polycarbonate is three times lighter than glass and maintains perfect optical quality, it is twenty times more impact resistant than glass and can be pierced without creasing, cracking or splitting. Optically correct polycarbonate lenses are quartz coated for scratch resistance. Polycarbonate lenses are available in a variety of colors including smoke, vermilion, amber, emerald and clear, each adapted to particular weather conditions.

   Acrylic, Acetate and Glass Lenses. Other lens materials in the Company's product lines include acrylic, acetate and glass. Acrylic is a durable yet inexpensive material used in the Company's medium-priced collections that allows the Company to offer products at an economical price point. Acrylic lenses are lighter than glass and pass tests adopted by the U.S. Food and Drugs Administration for impact resistance and offer scratch resistance through quartz coating. Cr 39(Registered Trademark) plastic lenses are available in clear, yellow, vermilion, smoke and all weather designs. Spectra lens coatings that are available include blue, green, orange, rose, gold and silver. The Polarized lens collection features glass lenses. Light smoke, dark smoke and light brown polarization is available. Multilayer coatings include blue, violet, green, red, gun and infrared.

   Bolle(Registered Trademark) Frames. The Bolle(Registered Trademark) nylon frames are lightweight and virtually unbreakable. The Company uses an hydrated "memory" nylon, a virtually unbreakable material obtained through a proprietary process owned by the Company. The Company uses this special process to saturate the nylon material so that it retains moisture. Frames made out of such material return to their original shape after a mistreatment, which significantly improves product life. Pigments are incorporated during the manufacturing process and are therefore unalterable. Grylamid frames are used for their transparent properties and light weight while metal frames employ state-of-the-art alloys which provide durability and resiliency while offering modern styling. Frames are offered in a variety of monochromatic versions from black to fluo pink to white as well as in exotic versions from patterns in the "Graffiti" line to various sparkling colors in the "Crystal" line and most recently "Cyber" colors.

 Optional Features

   The Company offers an interchangeable lens system (marketed under the Breakaway(Trademark) brand), which enables consumers to customize the style and functions of certain Bolle(Registered Trademark) products by adapting different lenses to the same frame. Also offered with many Bolle(Registered Trademark) products is a patented Sport Optical System(Trademark), which the Company has designed to satisfy the needs of an increasing number of its customers requiring sport glasses with corrective lenses. Along with anti-scratch coating and polarization, most Bolle(Registered Trademark) sport and protective eyewear products offer anti-fog coating, which the Company was the first to develop for its ski goggles in 1973.

ADVERTISING AND MARKETING

   As a result of its recent acquisition of Bolle France, the Company owns the production and design capabilities of Bolle France and the worldwide rights to the Bolle(Registered Trademark) brand for its products. This organization enables the Company to create and execute a consistent and unified worldwide marketing and distribution strategy. This strategy is focused on leveraging the Bolle(Registered Trademark) superior technology and established distributors in over 40 countries to aggressively expand the Bolle(Registered Trademark) brand with consistency of brand image and design innovation. The Company's worldwide marketing initiative includes a unified catalog for distributors worldwide, coordinated advertising campaigns in major international and local media and at retail locations, increased sponsoring of significant sport competitions and athletes attracting international interest and the unification of the Company's sport celebrities endorsement program. The Company's marketing strategy also includes training retail salespersons to understand fully the specifics of Bolle(Registered Trademark) products and in-store education highlighting the Bolle(Registered Trademark) style and technical features. The Company expects that the impact of its worldwide marketing initiative will be maximized by its parallel efforts to build a cohesive distribution network. The Company expects to coordinate future introductions of new Bolle(Registered Trademark) products, such as a new motorsports line, with its international distributors so as to maximize the benefits which the Company may derive from its worldwide rights to the Bolle(Registered Trademark) brand and enhance global sales. The Company's marketing initiative will seek to emphasize through a unified sport-specific approach the technological frame and lens characteristics and long-standing proven reputation for style and performance of Bolle(Registered Trademark) products.


   The Company intends to unify and expand its sponsoring program through the use of endorsement arrangements with sports celebrities and professional athletes. Endorsement contracts typically have a two-to three-year term, providing the Company with flexibility to renew such contracts. The Company has sponsored athletes in a number of venues including the Tour de France, the Olympic Games and the Pro Golf Tour. French Olympic gold medal ski champion Luc Alphand, uses and endorses the Company's Chrono line of ski goggles. Martina Hingis, the youngest number one-ranked player in the history of women's tennis, has agreed to wear exclusively Bolle(Registered Trademark) sunglasses, sport glasses and ski goggles at all public events and for recreation, and to appear in advertisements and promotions for Bolle(Registered Trademark) products worldwide. The Company also sponsors a variety of teams and organizations including sport federations and the Professional Golfers Association. These sponsorships are a cost effective means of publicizing the Bolle(Registered Trademark) brand name while demonstrating the Company's ability to deliver quality products that satisfy the performance needs of a broad array of sports.

   The Company intends to capitalize on the opportunity to consolidate globally the brand management and marketing of the Bolle(Registered Trademark) brand for its products. This will enable the coordination of new product releases worldwide and promote a consistent brand image and an international, focused athlete sponsorship program.

DESIGN AND PRODUCTION

   Design. The Company employs a four person design team in Oyonnax and maintains relationships with outside design agencies under the supervision of Mr. Maurice Bolle. Mr. Maurice Bolle designed the famous cat eye sunglass in the 1950's. The Bolle design team oversees the entire design process, from carving the actual frame out of acetate to mold creation, forming, polishing and the final lens development stage. Approximately 20 new molds are designed each year. The Company currently houses a library of approximately 700 molds. The molds for each Bolle(Registered Trademark) design have been inventoried in a warehouse at the Company's facilities in Oyonnax, France and the Company believes it maintains the capability to produce over 97% of the products represented by its mold inventory.

   Production. Although the Company has outsourced the completion of a substantial number of steps in the process it uses to manufacture its products, the Company still closely oversees the activities of its subcontractors. This enables the Company to retain control over the entire assembly process that leads to any finished Bolle(Registered Trademark) product, including the production of eyeglass frames through injection molding and of foam cushioning and straps for the Company's sport products as well as the creation of design applications added to eyeglass frames. The majority of the subcontractors of the Company are located in the immediate vicinity of the Company's facilities in Oyonnax, France and the manufacturing of Bolle(Registered Trademark) products is their primary activity. The Company has not entered into binding agreements with its subcontractors and has not outsourced the production of items involving proprietary processes. However, the Company believes that its history of good relations with such subcontractors and the close proximity of these subcontractors to its operations provides a conducive environment for continued good business relations. The Company believes its arrangements with subcontractors enable it to maintain a variable cost structure and minimal inventory levels, as well as to respond quickly to shifting trends in the industry.

   Products manufactured entirely by the Company include those made pursuant to orders that are not large enough to warrant subcontractor production, or which require the utilization of certain molds which do not fit the machine specifications of subcontractors or which correspond to new or specific design requirements, such as hard eyewear cases or certain eyeglass frames which feature a wire-reinforced temple. The Company also participates in original equipment manufacturing for other manufacturers of premium-priced eyewear at its manufacturing facility. Although such arrangements do not represent a significant portion of its business, the Company believes the manufacturing of these products is evidence of its continued reputation as a quality producer of high performance eyewear.

SUPPLIERS

 Raw Materials

   The Company generally obtains the raw materials required for use in eyewear production, such as polycarbonate and nylon, from distributors of such materials and occasionally directly from suppliers. The Company is not dependent on any one source for supply of such materials and has not in the past, had and does not expect in the future to have, difficulty in obtaining these materials. These materials are generally available from a number of U.S. and international suppliers.

 Metal Frames

   Pursuant to its Supply Agreement with the Company, Alyn has agreed to exclusively provide the Company with sunglass frames using Boralyn(Registered Trademark), a special proprietary metal matrix providing greater strength and stiffness to weight ratios than titanium, which is currently considered the leading metal for advanced metal eyewear. Alyn has retained the right to provide certain prescription eyeglass frames to other customers. In order to retain exclusivity, the Company must maintain certain specified minimum purchase amounts, starting at 100,000 units for the first year and increasing by 50,000 units per year through the fourth year and by 25,000 units per year for the two remaining years. The Alyn Supply Agreement is for a term of three years beginning with the first shipment of frames from Alyn to the Company and will extend for an additional three years if the Company meets its contractual requirements and agrees to certain specified purchase levels.

COMPETITION

   The Company faces intense competition in the premium sunglasses and ski goggle business. The premium sunglasses industry is dominated by three large competitors, Bausch & Lomb, Luxottica and Oakley, with a combined share of the U.S. premium sunglass market estimated at approximately 60%. The rest of the market is fragmented, with numerous small competitors. The Company competes with a number of manufacturers, importers and distributors whose brand name may enjoy recognition which exceeds that of the Bolle(Registered Trademark) brand name. The principal methods of competition are style, product performance, price and brand recognition. Most competitors of the Company offer a portfolio of brands, as opposed to focusing exclusively on one brand, as do the Company and Oakley.

   Companies active in the Company's industry must respond simultaneously to changes in fashion and technology, yet maintain inexpensive and rapid production in order to remain competitive. Moreover, general economic conditions and regulatory polices complicate the different companies' ability to address all factors effectively. Consequently, these companies alleviate the complexity through reliance on name brands and images. Consumers' purchasing decisions are often the result of highly subjective preferences which can be influenced by many factors, including, among others, advertising, media, promotions and product endorsements. The Bolle(Registered Trademark) name has been recognized for decades and the Company believes that it is well positioned to retain such strong recognition in the future. The Company believes that its competitive advantages include its strong brand name; product quality; product performance; leading edge styling; integrated design, production and marketing; superior technology and technological innovation; specialized product offerings; price; and international distribution networks. The Company also believes that the competitive advantage constituted by the Company's right to market Bolle(Registered Trademark) products in the United States through multiple retail distribution channels, including general and specialty sporting goods stores and optometrist, ophthalmologists and opticians, is important to its competitive position.

   The Company believes that its continued success will depend upon its ability to remain competitive in its product areas. With several of its competitors having greater financial, research and development, manufacturing and marketing experience and resources than the Company, the Company faces substantial long term competition. The failure to compete successfully in the future could result in a material deterioration of customer loyalty and the Company's image and could have a material adverse effect on the Company's business.

CUSTOMERS

   The distributors owned by the Company are not dependent upon a single customer or few customers. None of the Company's customers account for more than 10% of the Company's consolidated revenues. Bolle America's top 25 customers represent approximately half of its total net sales. In addition to its relationships with large chains, Bolle America has an established distribution network to thousands of smaller customers.

QUALITY CONTROL AND PRODUCT IMPROVEMENT

   Bolle(Registered Trademark) products are subject to stringent quality control requirements. At every step of the production process, each piece of a product is inspected by hand before moving to the next level of production. The Company estimates that each unit of eyewear undergoes a minimum of four quality control inspections before it leaves the facility. Technicians test random samples from the manufacturing facility and from subcontractors to check for durability and other production specifications. Product improvements are continually developed in the Company's testing laboratory. For instance, the Company tests the fit of its sport and safety goggles by using a machine which agitates particles in the air and measures the amount of particles which pass through the edges of the product. The Company's testing laboratory meets all British, German and U.S. international standards for testing. High velocity and radiation testing are conducted regularly. Laser coating units and spectrophotometers add to the Company's ability to produce superior products.

SALES AND DISTRIBUTION

   The Company sells its products through a worldwide network of both affiliated and independent wholesale distributors in over 40 countries, which in turn distribute Bolle(Registered Trademark) products to retail outlets. Information regarding the sales, operating profit or loss and identifiable assets attributable to the Company's U.S. and foreign operations for the period ended September 30, 1997 is set forth in Note 15 to the Company's Consolidated Financial Statements attached to this Prospectus. Prior to the acquisition of Bolle France by the Company in July 1997, the Company had no foreign operations and the information regarding the sales, operating profit or loss and identifiable assets of the Company for the years ended December 31, 1996, 1995 and 1994, which is provided in note 6 to the Company's Consolidated Financial Statements, is only attributable to Bolle America's U.S. operations. During 1996, 42% of total sales were to North American distributors, 36% of sales were in Europe, 14% of sales were in Australia and Asia and 8% of sales were made to distributors in the rest of the world.

   Among affiliated distributors, Bolle America is the largest and distributes Bolle(Registered Trademark) products in the United States, Mexico and Costa Rica. The Company is in the process of consolidating the distribution operations of Bolle America with the manufacturing and distribution operations of Bolle France. The remainder of the Company's distribution capabilities consist of distributorship arrangements with well established providers of eyewear products, among which Bill Bass Optical in Australia is the largest. In the United States, the Company sells its products through a nationwide network of approximately 50 independent sales representatives and distributors to over 10,000 accounts, which include general and specialty sporting good stores, opticians, ophthalmologists and optometrists, golf pro shops, retail sunglass stores and mail order catalog companies.

   The Company's retail products distribution operations are designed to meet the individual inventory and service requirements of its customers. Products are shipped in a variety of volumes, ranging from full truck loads, to small order to pre-stocked displays. Most orders are shipped by ground service via common carriers to either a customer's distribution center or directly to the customer's retail location. The Company believes that its operations are capable of meeting a customer's individual service needs.

   Howard Leight Industries ("Howard Leight"), a major distributor of industrial safety products, has committed to purchase from the Company certain safety eyewear products for exclusive marketing and sale through industrial supply networks in North and South America. Under its agreement with the Company, if Howard Leight fails to maintain specified minimum periodic purchase levels, the Company has the right to hire additional distributors for the products and the territories covered by the Agreement. These minimum periodic purchase levels begin at $6,500,000 for 1998 and increase annually through 2003, at which time future minimum levels must be agreed between the Company and Howard Leight. The Agreement has an initial term of seven years, beginning October 15, 1997, and is automatically renewed thereafter for successive one-year terms unless either party gives three months' notice of termination. In January 1998, Bacou USA, one of the main competitors of the Company, has announced that it has reached an agreement for the purchase of Howard Leight. Although the Company believes it would be entitled to continue its agreement with Howard Leight notwithstanding the completion of this acquisition, it does not expect its relationship with Howard Leight to develop significantly in the near future.


   The Company plans to consolidate certain of its distributors through acquisitions or other arrangements over the next three years. As part of this strategy, the Company has executed letters of intent to purchase Bill Bass Optical, the largest independent distributor of the Company's products and the principal distributor of the Company's products in Australasia, whose sales of Bolle(Registered Trademark) products in Australia exceeded $10 million in 1997. The Company believes that this will provide the potential for increases in the efficiency and utilization of its distribution channels.

SEASONALITY

   The Company's sunglass business is seasonal in nature with the second quarter having the highest sales due to the increased demand for sunglasses during that period. The Company's goggle business is seasonal in nature with the first quarter having the highest sales due to the increased demand for goggles during the ski season. This seasonality is partially offset by safety eyewear sales worldwide.

REGULATION

   The Company has been specifically certified to manufacture sunglasses, sport products and industrial protection products as well as laser protection products and eyewear produced for specific military orders. The Company believes it is certified to sell its eyewear products in every country of the world.

INTELLECTUAL PROPERTY

   The Company, directly or indirectly, owns the exclusive right to a number of registered trademarks in the United States and other countries, including Bolle(Registered Trademark); Bolle PC(Registered Trademark); ACRYLEX(Registered Trademark); ALIEN(Registered Trademark); CONTOUR(Registered Trademark); CHRONOSHIELD(Registered Trademark); MICRO EDGE(Registered Trademark); GEOMETRIC(Registered Trademark); TIGER SNAKE(Registered Trademark); SUNSPENDER(Registered Trademark); Bolle EYEZONE(Registered Trademark); EYEZONE DESIGN(Registered Trademark); NORTHERN LIGHTS(Registered Trademark); PUT 'EM ON YOUR FACE(Registered Trademark); EAGLE VISION(Registered Trademark); TACTICAL(Registered Trademark); AVANT EDGE(Registered Trademark); bf(Registered Trademark); MAURICE BOLLE(Registered Trademark); CARBO GLAS(Registered Trademark); AQUASHIELD(Registered Trademark); and the Snakes design. In addition, Bolle America has applications pending to register a number of additional trademarks, including BREAKAWAY(Trademark), SEE BETTER, PLAY BETTER(Trademark); Bolle MADNESS(Trademark); Bolle ATTACK(Trademark); Bolle ESCAPE(Trademark); Bolle CARBONEX(Trademark); VAPOR TRAIL(Trademark); and TOUR ELITE(Trademark).

   The Company has a number of design and utility patents registered in the United States and other countries and owns the Bolle(Registered Trademark) trademark for the Company's products. The Company's United States patents have expiration dates ranging from 2001 to 2015; certain of these patents are subject to the payment of maintenance fees to maintain their registration. These patents are intended to protect the unique design and functional characteristics of certain Bolle(Registered Trademark) products from duplication by competitors. There can be no assurance that any individual patent will provide substantial protection or be of commercial value. The loss of any one patent would not have a material adverse effect on the business of the Company.

EMPLOYEES


   As of January 30, the Company had approximately 160 employees, about half of which were assigned to the Company's design, production and distribution operations in France and the remainder to its distribution operations in the United States and other parts of the world. None of the Company's employees working in the United States is subject to a collective bargaining agreement. Employees of the Company working in France are subject to the provisions of the French Labor Code and a collective bargaining agreement. The Company considers its relations with its employees in the United States and France to be satisfactory.


FACILITIES


   As of January 30, 1998, the locations of the Company's principal facilities are as follows:


 LOCATION             PRINCIPAL USE/USER(S)
--------------------  -----------------------------------------------------
Oyonnax, France       MANUFACTURING PLANT, DESIGN CENTER, WAREHOUSE AND
                      office space
Denver, Colorado      Warehouse and office space for Bolle America

   The Company's main manufacturing facility in France is approximately 90,000 square feet, located just outside Oyonnax, France. This facility houses the majority of the manufacturing activities of the Company as well as the quality control aspects, management, accounting and design.

   The Company owns all of its manufacturing facilities in France and leases its Denver facilities.

   In addition, the Company owns and leases to an unaffiliated lessee an approximately 150,000 square foot building located in Farmer's Branch, Texas. The property is subject to a mortgage held by Wells Fargo Bank (Texas) in the principal amount of approximately $3.6 million which Bolle will agree to assume pursuant to the Contribution Agreement. See "THE SPINOFF--Transfer of the Non-ORC Business to the Company."

ENVIRONMENTAL REGULATION

   Manufacturing operations managed by corporations in which the Company has an interest are subject to regulation by various federal, state and local agencies concerned with environmental control. The Company believes that these facilities are in substantial compliance with all existing federal, state and local U.S. and non U.S. environmental regulations.

LEGAL PROCEEDINGS

   While the Company is engaged in routine litigation incidental to its business, the Company believes that there are no material pending legal proceedings to which it is a party or to which any of its property is the subject. In connection with the Spinoff, it is expected that the Company will agree to indemnify BEC against liabilities which may arise from certain pending litigation. See "The SPINOFF--Transfer of the Non-ORC Business to the Company." The Company does not believe that any of such pending litigation constitutes material legal proceedings for the Company.

                                  MANAGEMENT

   The following table sets forth the names, ages and positions of the executive officers and members of, and nominee for election to, the Company's board of directors. Their respective backgrounds are described following the table.

 NAME                         AGE  POSITION
---------------------------  ----- --------------------------------------------------
Martin E. Franklin .........   33  Chairman of the Board of Directors
Gary A. Kiedaisch ..........   51  President, Chief Executive Officer and Director
Ian G. H. Ashken ...........   37  Executive Vice President of Finance and
                                   Administration, Chief Financial Officer, Assistant
                                   Secretary and Director
Franck Bolle ...............   41  Director
Patricia Bolle Passaquay  ..   40  Director
David Moore ................   40  Director


   Directors of the Company are elected annually at the annual meeting of stockholders. The next annual meeting of stockholders is scheduled for May 1998. All of the officers identified above serve at the discretion of the Board of Directors of the Company. Other than Franck Bolle and Patricia Bolle Passaquay, who are cousins, there are no family relationships between any persons identified above. In connection with the listing of the Bolle Common Stock on Nasdaq, the Company intends to nominate three additional individuals as independent directors. David Moore has agreed to be named as one of these three independent Directors prior to the Effective Time.

   The Company expects to form (i) an Audit Committee which will review the services provided by the Company's independent auditors, consult with the independent auditors on audits and proposed audits of the Company and review the need for internal auditing procedures and the adequacy of internal controls; (ii) a Compensation Committee which will determine executive compensation and stock option awards; and (iii) an Executive Committee which will exercise, to the maximum extent permitted by law, all powers of the Board of Directors between board meetings, except those functions assigned to specific committees. The Board of Directors may establish additional committees from time to time.

   The following are brief biographies of persons identified above.

   Martin E. Franklin was elected Chairman of the Board of the Company in February 1997. Mr. Franklin was elected Chairman of the Board and Chief Executive Officer of BEC in December 1995. Mr. Franklin was Chairman of the Board and Chief Executive officer of BEC's predecessor, Benson from October 1992 to May 1996 and President from November 1993 to May 1996. Mr. Franklin has been the Chairman and Chief Executive Officer of Pembridge Holdings, Inc. since 1990. From 1988 to 1990, Mr. Franklin was Managing Director of Pembridge Associates, Inc. Both Pembridge Associates, Inc. and Pembridge Holdings, Inc. specialized in merchant banking and related services. Mr. Franklin has been Chairman and Chief Executive Officer of Marlin Holdings, Inc., the general partner of Marlin Capital, L.P., since October 1996. Mr. Franklin is non-executive Chairman and a director of Eyecare Products plc and also serves on the boards of Specialty Catalog Corp. and certain private companies. Mr. Franklin received his B.A. in Political Science from the University of Pennsylvania.

   Gary A. Kiedaisch was appointed Chief Executive Officer of the Company in July, 1997. From 1989 until his appointment as the Chief Executive Officer of the Company, Mr. Kiedaisch had been President and Chief Executive Officer of the Mt. Mansfield Company dba Stowe Mountain Resort, a wholly owned subsidiary of multi-national insurance and financial services conglomerate American International Group. Prior to his tenure in Stowe, he held executive positions with several high visibility companies in the winter sports industry including AMF Head Ski Worldwide, Raichle Monitor USA, Blizzard North America and Hart Ski Manufacturing Company, where he had responsibility for worldwide marketing, coordinating and consolidating distributor networks and unifying worldwide brand identification.

   Ian G.H. Ashken, A.C.A. was elected Executive Vice President, Chief Financial Officer, Assistant Secretary and a Director of the Company in February 1997. Mr. Ashken was elected Executive Vice President, Chief Financial Officer, Assistant Secretary and a Director of BEC in December 1995. Mr. Ashken was Chief Financial Officer of Benson and a director of Benson from October 1992 to May 1996. Mr. Ashken also served as Benson's Executive Vice President from October 1994 to May 1996; Secretary from October 1992 to December 1993; and, Assistant Secretary from December 1993 to May 1996. Mr. Ashken has been the Executive Vice President and a director of Pembridge Holdings, Inc. since 1990. Since October 1996, Mr. Ashken has been Vice Chairman of Marlin Holdings, Inc., the general partner of Marlin Capital, L.P. Mr. Ashken is a director of Eyecare Products plc. Mr. Ashken received his B.A. (Hons) in Economics and Accounting from the University of Newcastle in England.


   Franck Bolle has been a member of the Board of Directors of the Company since July 1997. Mr. Bolle was appointed President and Director of International Operations of Bolle France in July 1997. Mr. Bolle has been a member of the executive management of Bolle France since 1984 and as such has shared responsibility with Ms. Passaquay for the day-to-day operations of Bolle France. Prior to joining Bolle France, Mr. Bolle served as Sales Manager of a home improvement supplies manufacturer. Mr. Bolle holds a degree in business administration with a concentration in marketing from Ecole Libre des Sciences Commerciales Appliquees of Paris, France.

   Patricia Bolle Passaquay has been a member of the Board of Directors of the Company and Director of Export Sales since July 1997. Ms. Passaquay has been a member of the executive management of Bolle France since 1981 and as such has shared responsibility with Mr. Franck Bolle for the day-to-day operations of Bolle France. Ms. Passaquay holds a degree in business administration with a concentration in marketing from Ecole Libre des Sciences Commerciales Appliquees of Paris, France.


   David L. Moore became a member of the Bolle Board in January 1998. Mr. Moore has been President and Chief Executive Officer of Century 21 Home Improvements, and for more than fifteen years has been President and Chief Executive Officer of Garden State Brickface, Inc., a leading New York metropolitan area residential and commercial remodeling firm. Mr. Moore received his B.A. in Economics from Amherst College and his M.B.A. from Harvard University.

                            EXECUTIVE COMPENSATION

   Prior to the Spinoff, the executive officers of the Company, other than Gary A. Kiedaisch, its Chief Executive Officer, were officers of BEC. As a result, pursuant to interpretations of the rules of the Securities and Exchange Commission, information with respect to the compensation paid by the Company to each of the four most highly compensated executive officers other than Mr. Kiedaisch is not presented in this Prospectus. Such information is available in the periodic reports of BEC and will be provided by the Company in connection with the fiscal year ending December 31, 1998.

SUMMARY OF COMPENSATION

   The following Summary Compensation Table sets forth information concerning compensation earned by Mr. Kiedaisch in the fiscal year ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE



                                           ANNUAL COMPENSATION                LONG TERM COMPENSATION           ALL OTHER
                                   ----------------------------------- -------------------------------------  COMPENSATION
                                                                                 AWARDS            PAYOUTS        ($)
                                                                       -------------------------- ---------   ------------
                                                                                      NUMBER OF
                                                                                      SECURITIES
                                                            OTHER       RESTRICTED    UNDERLYING
                                                            ANNUAL         STOCK       OPTION/       LTIP
NAME AND PRINCIPAL                   SALARY     BONUS    COMPENSATION    AWARD(S)        SARS      PAYOUTS
POSITION                     YEAR      ($)       ($)         ($)            ($)          (#)         ($)
--------------------------  ------ ---------  -------- --------------  ------------ ------------  ---------
Gary A. Kiedaisch (1)
 Chief Executive Officer  .  1997    103,846   37,500         0              0         500,000        0            0



------------
(1)    Mr. Kiedaisch's compensation was paid entirely by BEC in 1997.

OPTION GRANTS IN FISCAL 1997

   The following table sets forth information regarding option grants to Mr. Kiedaisch during fiscal 1997. In accordance with the rules of the Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their seven-year terms. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted to the end of the option terms.

                         OPTION GRANTS IN FISCAL 1997
                              INDIVIDUAL GRANTS






                                                                                     POTENTIAL REALIZABLE
                                                                                           VALUE AT
                                                                                    ASSUMED ANNUAL RATES OF
                                                                                             STOCK
                         NUMBER OF     PERCENT OF                                   PRICE APPRECIATION FOR
                        SECURITIES    TOTAL OPTIONS                                         OPTION
                        UNDERLYING     GRANTED TO                                          TERM (4)
                          OPTIONS     EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   ------------------------
NAME                    GRANTED (2)    FISCAL 1997      PER SHARE        DATE          5%          10%
---------------------  ------------ ---------------  -------------- -------------  ---------- ------------
Gary A. Kiedaisch
 (1)..................    500,000          13%(3)         $4.25       July 7, 2004  $865,088    $2,016,024




------------
(1) All options granted to Mr. Kiedaisch in 1997 were BEC Options granted pursuant to the BEC Option Plan and, in connection with the Spinoff, will be exchanged for options to purchase Bolle Common Stock.
(2)    The options shown in the table were granted at fair market value.
(3) Based on the total number of BEC Options granted in fiscal 1997. The BEC Options granted to Mr. Kiedaisch in 1997 represent 19% of the Bolle options for which BEC Options held by the Company's employees will be exchanged pursuant to the Spinoff, as described under "THE SPINOFF--Treatment of Stock Options."
(4) The assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future stock prices.

BEC OPTIONS EXERCISED IN LAST FISCAL YEAR; FISCAL YEAR ENDED OPTION VALUES

   The following table summarizes certain information regarding options exercised during 1997 by Mr. Kiedaisch and certain year end option values. In connection with the Spinoff, each holder of BEC Options who will be employed by the Company following the Spinoff will receive Bolle Options as described under "THE SPINOFF--Treatment of Stock Options."



                                                 NUMBER OF          VALUE OF UNEXERCISED
                                                UNEXERCISED     IN-THE-MONEY OPTIONS AT F-Y
                                                  OPTIONS                   END
                                               AT FY-END (1)               ($)(2)
                                              --------------- ------------------------------
                        SHARES       VALUE
                     ACQUIRED OF    REALIZED    EXERCISABLE/            EXERCISABLE/
NAME                 EXERCISE (#)     ($)      UNEXERCISABLE           UNEXERCISABLE
------------------  ------------- ----------  --------------- ------------------------------
GARY A. KIEDAISCH         0            0         0/500,000               0/843,750



------------

(1) Represents the total number of BEC shares subject to stock options held by Mr. Kiedaisch. These options were granted on July 7, 1997. 125,000 of these options will become exercisable on each of July 7, 1998, 1999, 2000, and 2001. All of these options expire on July 7, 2004.
(2) Assumes that the fair market value of the options as of the end of the fiscal year was $5.9375 per share, based upon the closing price of BEC Common Stock on the New York Stock Exchange on December 31, 1997, and the exercise price of $4.25 per share.


DIRECTORS' COMPENSATION

   Members of the Company's Board of Directors other than those who are employees of the Company and the Chairman of the Board, will receive for 1998 an annual fee of $15,000 for their services as directors and as members of any committees of the Company's Board of Directors on which they serve. Thereafter, members of the Company's Board of Directors other than those who are employees of the Company and the Chairman of the Board, will receive an annual retainer fee in an amount to be determined. Non-employee directors also receive automatic stock option grants under the Company's 1997 Stock Incentive Plan. See "Bolle 1997 Stock Incentive Plan" below. Mr. Kiedaisch is compensated pursuant to an employment agreement with the Company. See "Employment Agreement" below.

EMPLOYMENT AGREEMENT

   Mr. Kiedaisch is employed full time pursuant to an employment agreement with the Company for a term ending on August 4, 2000, unless earlier terminated by either party. At that time, the agreement will automatically extend for additional one year terms unless either party gives six months written notice prior to the end of the initial term or 90 days written notice prior to the end of any renewal term. Mr. Kiedaisch's employment agreement provides for annual base compensation of $250,000 and entitles Mr. Kiedaisch to a bonus for the year 1997 and each full year thereafter which varies based on the Company's annual earnings reaching certain milestones. Mr. Kiedaisch also received a grant of options to purchase 500,000 shares of BEC Common Stock, which are exchangeable upon the completion of the Spinoff for options to purchase shares of Bolle Common Stock. Pursuant to a separate Memorandum of Understanding, Mr. Kiedaisch will be entitled to a cash payment from the Company if the value of the nominal gains on the options (the "Nominal Gain") at the close of business on July 6, 2001 falls below certain levels as follows: if Mr. Kiedaisch is still employed on July 6, 2001 or his employment has been terminated prior to that date without cause, and the Nominal Gain is less than $500,000, the Company shall pay to Mr. Kiedaisch the difference between $500,000 and the Nominal Gain. If Mr. Kiedaisch's employment has been terminated prior to July 6, 2001 other than without cause, and the Nominal Gain is less than $338,000, the Company shall pay to Mr. Kiedaisch the difference between $338,000 and the Nominal Gain. The employment agreement restricts Mr. Kiedaisch from competing against the Company and its affiliates in the United States or any other territory where the Company does business or in which the Company's products are marketed for a period of one year following the expiration of the employment agreement and further contains certain anti-solicitation and confidentiality provisions. The Company may terminate the employment agreement without compensation in the event Mr. Kiedaisch commits a material breach not cured after receiving notice thereof, is grossly or willfully negligent or commits fraud or a misappropriation. The Company may terminate the employment agreement without cause upon paying Mr. Kiedaisch a severance indemnity equal to one year's base compensation or all remaining base compensation due thereunder for the remainder of the term, whichever is greater, plus the pro rata portion of his bonus for the then current year. In the event of any termination without cause, all options granted to Mr. Kiedaisch which are not then vested will vest automatically.

BOLLE 1998 STOCK INCENTIVE PLAN

   In January 1998, the Company's Board of Directors adopted the 1998 Stock Incentive Plan (the "Plan"), under which 2,000,000 shares of Bolle Common Stock are reserved for issuance pursuant to the grant of stock based awards under the Plan. Pursuant to the Plan, employees, directors and consultants of the Company and its subsidiaries and affiliates (other than employees subject to a collective bargaining agreement) are eligible to be selected by the Compensation Committee as participants to receive discretionary awards of various forms of equity-based incentive compensation, including stock options, stock appreciation rights, restricted stock awards, performance share unit awards and phantom stock unit awards, and awards consisting of combination of such incentives of stock options as set forth below.

   The Plan is administered by the full Board of Directors of the Company or a committee thereof, including the Compensation Committee (the entity administering the Plan, hereafter referred to as the "Committee"). The Committee, in its sole discretion, will determine which eligible employees and consultants of the Company and its subsidiaries may participate in the Plan and the type, extent and terms of the equity-based awards to be granted to them. Members of the Committee who are non-employee Directors will receive automatic non-discretionary annual grants of stock options pursuant to the Plan.


   Each non-employee Director has been granted an option to purchase 3,333 shares of Bolle Common Stock in connection with the Spinoff. On the date that a person first becomes a non-employee Director, he or she will automatically be granted an option to purchase 3,333 shares of Bolle Common Stock. Thereafter, beginning in 1999, on the date of each annual meeting of stockholders of the Company, each non-employee Director will automatically be granted an option to purchase 1,000 shares of Bolle Common Stock. All such automatic grants to non-employee Directors are hereafter called "Director Options." Each Director Option has an exercise price per share equal to the fair market value of one share of Bolle Common Stock on the date of grant and vests and becomes Exercisable over a four year period beginning on the first anniversary of the date of grant at the rate of 25% of each Director Option on each of the four years immediately following the date of grant. All Director Options will be NQSO's (as defined below).


   Stock options granted by the Committee under the Plan may be "incentive stock options" ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or "non qualified stock options" ("NQSO's"). The exercise price of the options will be determined by the Committee when the options are granted, subject to a minimum price of the fair market value of the Bolle Common Stock on the date of grant in the case of ISOs and the par value in the case of NQSOs. The option exercise price for all options granted under the Plan may be paid in cash or in shares of Bolle Common Stock having a fair market value on the date of exercise equal to the exercise price or, in the discretion of the Committee, by delivery to the Company of (i) other property having a fair market value on the date of exercise equal to the option exercise price, or (ii) a copy of irrevocable instructions to a stockbroker to deliver promptly to the Company an amount of sale or loan proceeds sufficient to pay the exercise price.

   A SAR may be granted by the Committee as a supplement to a related stock option or may be granted independent of any option. SARs granted in connection with an option will become exercisable and lapse according to the same vesting schedule and lapse rules that are established for the corresponding option. SARs granted independent of any option will vest and lapse according to the terms and conditions set by the Committee. A SAR will entitle its holder to be paid an amount equal to the excess of the fair market value of the Bolle Common Stock subject to the SAR on the date of exercise over the exercise price of the related stock options, in the case of a SAR granted in connection with an option, or the fair market value of Bolle Common Stock on the date of grant in the case of a SAR granted independent of an option.

   Shares of Bolle Common Stock covered by a restricted stock award may, in the discretion of the Committee, be issued to the recipient at the time the award is granted or may be deposited with an escrow agent until the end of the restricted period set by the Committee. During the restricted period, restricted stock will be subject to transfer restrictions and forfeiture in the event of termination of employment with the Company or a subsidiary and other restrictions and conditions established by the Committee at the time the award is granted.

   A phantom stock unit award will provide for the future payment of cash or the issuance of shares Bolle Common Stock to the recipient if continued employment or other conditions established by the Committee at the time of grant are attained.

   A performance share unit award will provide for the future payment of cash or the issuance of shares of the Bolle Common Stock to the recipient upon the attainment of certain corporate performance goals established by the Committee over performance award periods. At the end of each performance award period, the Committee decides the extent to which the corporate performance goals have been attained and the amount of cash or Bolle Common Stock to be distributed to the participant.

OTHER

   The Company does not maintain a pension plan or other actuarial retirement plan for its named executive officers. The Company does not maintain any long term incentive plans. The Company's named executive officers are eligible to participate in benefit plans maintained by BEC which are generally available to the Company's employees, including a 401(k) savings plan and the health and life insurance programs.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIMITATION OF LIABILITY

   The Company's Certificate of Incorporation contains provisions permitted under the Delaware General Corporation Law (the "DGCL") relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except for liability in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Company's Certificate of Incorporation and Bylaws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by the DGCL including payment in advance of a final disposition of a director's or officer's expenses and attorneys' fees incurred in defending any action, suit or proceeding.

   The Company will enter into indemnification agreements with each of its directors and officers. These indemnification agreements will also provide for the indemnification by the Company of such directors and officers for liability for acts and omissions as directors and executive officers of the Company.

   The Company believes that its Certificate of Incorporation and Bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

   Following the Spinoff, the Company will have in effect an executive liability insurance policy which will provide coverage for its directors and officers similar to the coverage provided with respect to BEC's directors and officers. Under this policy, the insurer will agree to pay, subject to certain exclusions (including violations of securities laws), for any claim made against a director or officer of the Company for a wrongful act buy such director or officer, but only if and to the extent such director or officer becomes legally obligated to pay such claim or the Company is required to indemnify the director or officer for such claim.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT SERVICES AGREEMENT

   The Company expects to enter into, at or prior to the Effective Time, a Management Services Agreement with BEC, pursuant to which BEC will provide certain management services to the Company, including services relating to overall management and strategic planning and direction, banking negotiations, treasury functions, investor relations, securities regulatory compliance, employee and general business insurance programs and asset acquisitions and sales. Pursuant to the Management Services Agreement, BEC will also make available to the Company the services of Mr. Martin E. Franklin and Mr. Ian G. H. Ashken. As compensation for its services, BEC will be entitled to receive a monthly fee of $60,000 and reimbursement for its identifiable reasonable out-of-pocket expenses incurred in connection with the performance of services under the Management Services Agreement. The Management Services Agreement, which will be entered into at the time of the Spinoff, will have an initial term of three years, and will thereafter be automatically renewed for successive one-year periods until terminated by either party upon 90 days written notice.

CONTRIBUTION AGREEMENT AND INDEMIFICATION AGREEMENT


   It is expected that, at or prior to the Effective Time, BEC will assign to the Company all of BEC's assets other than those related to the ORC Business (as defined in the Contribution Agreement) and certain other specified assets retained by BEC, and the Company will assume all of BEC's liabilities prior to the Spinoff other than those related to the ORC Business. In addition, the Company will be required to indemnify BEC against all of BEC's liabilities prior to the Spinoff other than substantially all liabilities related to the ORC Business. The Company expects to issue 380 shares of Bolle Common Stock to BEC in exchange for the net assets contributed by BEC pursuant to the Spinoff. See "THE SPINOFF--Transfer of the Non-ORC Business to the Company."


RELATIONSHIPS WITH DIRECTORS

   Employment Agreements. Each of Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, both directors of the Company, is employed full-time by Societe Bolle SNC ("Bolle SNC"), an indirectly wholly owned subsidiary of the Company, as International Director and Director of Exports, respectively, pursuant to employment agreements that are unlimited in duration. Under each agreement, the Company is committed to pay basic annual gross base remuneration in the French Francs equivalent of approximately $280,000, to be increased by a minimum of 3% annually after the first year. In addition, each of Mr. Franck Bolle and Ms. Patricia Bolle Passaquay is entitled to bonuses for the years 1997, 1998 and 1999 of 25% to 50% of his or her annual salary if Bolle SNC meets or exceeds its annual budgetary objectives. If Bolle SNC terminates either agreement before July 9, 2000 for any reason other than gross or willful misconduct, the employee will be entitled to compensation equal to the salary that he would have received from the date of termination to July 9, 2000. Each agreement provides that if the employee terminates his or her employment, he or she will be restricted from competing against Bolle SNC for a period of up to three years following such termination and will be entitled to an additional monthly compensation equal to eight to ten percent of his or her last monthly salary during such period. Mr. Kiedaisch, the Chief Executive Officer and a director of the Company, is employed full time pursuant to an employment agreement with the Company. See "EXECUTIVE COMPENSATION--Employment Agreement."


   Bolle Preferred Stock and Warrants. Each of Mr. Franck Bolle and Ms. Patricia Bolle Passaquay holds 12,614 shares of Bolle Series A Preferred Stock. In connection with the Spinoff, it is anticipated that Mr. Bolle and Ms. Bolle Passaquay will receive 1,975 shares of Bolle Series B Preferred Stock, and Bolle Warrants for the purchase of up to 145,000 shares of Bolle Common Stock. Mr. Bolle and Ms. Bolle Passaquay may not sell their Bolle Series B Preferred Stock without the prior written consent of at least 90% of the then outstanding shares of the Bolle Series B Preferred Stock until the Company has redeemed all the shares of the Bolle Series B Preferred Stock or the Subordinated Debt (as defined below). For a description of the rights and preferences of the Bolle Series A and Series B Preferred Stock and a description of the Bolle Warrants, see "DESCRIPTION OF CAPITAL STOCK--Preferred Stock" and "--Warrants".


CERTAIN TRANSACTIONS

   Bolle France Acquisition. On July 10, 1997, BEC acquired and contributed to the Company all of the issued and outstanding share capital of Bolle France, pursuant to the terms of the Share Purchase

Agreement. Pursuant to the terms of the Share Purchase Agreement, Bolle acquired from the Sellers all of the issued and outstanding share capital of Bolle France, Bolle Diffusion Sarl and the related land, in exchange for approximately $54,700,000 consisting of the following not including transaction expenses of approximately $3,600,000: (a) $31,000,000 in cash (the "Cash Consideration"); (b) Warrants to the Sellers to purchase an aggregate of up to 2,130,000 shares of BEC Common Stock at an exercise price of $3.10 per share, subject to certain adjustments; (c) Ten Thousand (10,000) shares of BEC Series A Preferred Stock having an aggregate liquidation preference of approximately $9,300,000 issued pursuant to the terms of the Certificate of Designations of BEC Series A Preferred Stock; (d) One Hundred
(100) shares of Bolle Common Stock valued at approximately $3,300,000, being the minimum value of the Bolle Common Stock to be issued to the Sellers pursuant to the Share Purchase Agreement; and (e) Sixty-Four Thousand One Hundred Twenty (64,120) shares of Bolle Series A Preferred Stock having an aggregate liquidation preference of approximately $11,100,000 issued pursuant to the terms of the Certificate of Designations of the Series A Preferred Stock of the Company. On July 10, 1997, BEC borrowed approximately $32,000,000, for the purpose of paying the Cash Consideration and certain transaction expenses in connection with the purchase of Bolle France, pursuant to the terms of the Credit Agreement (as defined below).


   The Share Purchase Agreement provides that none of the Sellers may dispose of their shares of Bolle Common Stock until July 9, 2000. If, on that date, the closing market price of the total number of shares then held by the Sellers is less than $3,301,500 (the "Minimum Value"), the Company shall pay on such date in cash or freely tradable stock the difference between the actual value of the shares and the Minimum Value. In addition, pursuant to letters dated July 9, 1997 and December 4, 1997 from Martin Franklin to the Sellers, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, Mr. Franklin will refrain from selling any shares of Bolle Common Stock which he will receive pursuant to the Spinoff for so long as the Bolle Series B Preferred Stock shall not have been redeemed in full by the Company. In connection with the Spinoff and effective on or prior to the Effective Time, each Seller, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, will be issued pursuant to a stock split in the form of a stock dividend up to 67,000 shares of Bolle Common Stock (assuming consummation of all the transactions expected to occur in connection with the Spinoff on the terms described in this Prospectus). All of the shares of Bolle Common Stock received by the Sellers, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, pursuant to the Stock Purchase Agreement and this dividend will bear the rights and obligations described above.


   Under the Share Purchase Agreement, each of the Sellers on the one hand, and the Company and BEC on the other hand, are liable to fully reimburse and indemnify the other for any expense, damage, loss or liability arising from any breach of the terms of the Share Purchase Agreement by the indemnifying party, subject to certain minimum claim amounts which must be met for the indemnification provisions to take effect. In connection with the Spinoff, the Company will agree at or prior to the Effective Time to assume all obligations and liabilities of BEC to each Seller, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, incurred by BEC in connection with the purchase of Bolle France and BEC shall then be released from all such obligations and liabilities. As a result, the Company will become solely responsible for BEC's indemnification obligations for breach of its representations and warranties made to the Sellers, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, in the Share Purchase Agreement.

   Intercompany Financings. During the years ended December 31, 1995, 1996 and the nine months ended September 30, 1996 and 1997, Bolle America was party to a revolving intercompany credit arrangement with BEC whereby interest on outstanding balances was charged to Bolle America at a rate of 8% per annum. Conversely, interest on cash sent to BEC was earned at a rate of 5% per annum. In addition, in July 1997, BEC entered into a $40,000,000 intercompany revolving credit agreement with the Company, for a term of up to three years, pursuant to which the Company will pay interest to BEC at a rate of 5.5% per annum. In conjunction with the Spinoff, it is anticipated that the Company will enter into a separate credit facility with substantially the same terms as the existing BEC credit facility and that there will be no intercompany credit arrangements between BEC and the Company. Following the Spinoff, the Company expects to enter into credit arrangements with its subsidiaries similar to the arrangements it had with BEC prior to the Spinoff. In addition, the Company has pushed down its acquisition indebtedness to Bolle France and charges interest on existing balances at 5% per annum. This intragroup loan will remain outstanding after the Spinoff. It is expected that, at or prior to the Effective Time, BEC will repurchase all the shares of BEC Preferred Stock held by the Company in exchange for the cancellation of an equivalent amount in intercompany debt owed by the Company to BEC.


   Consulting and Non-Compete Agreement. As of the Effective Time, pursuant to the transfers made from BEC to the Company under the Contribution Agreement, the Company will become party to the consulting and non-compete agreement entered into with Steve N. Haber, the former Chairman of the Board, Chief Executive Officer and President of Bolle America in November 1995. The following description refers to the parties' respective duties giving effect to the assignment of the consulting agreement to the Company. Pursuant to the agreement, as of January 1, 1997, Mr. Haber was hired as a consultant to the Company for annual compensation of $155,000 plus health and life insurance benefits for a period ending on December 31, 2000, extendible for an additional five years by mutual agreement of the parties. In addition to employment as a consultant, Mr. Haber agreed, commencing on the effective date of the consulting agreement and continuing through December 31, 2005, not to compete against the Company in the eyewear or optical, opthalmic or optometric businesses in any geographic area in which the Company does business. As compensation for this noncompete agreement, Mr. Haber received an initial payment of $800,000 and will receive a payment of $100,000 per year commencing January 1, 1997 through December 31, 2005. Mr. Haber furthermore agreed not to disclose any of the Company's confidential information.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   Prior to the Spinoff, 96% of the outstanding shares of Bolle Common Stock will be held of record by BEC. However, following the Spinoff, BEC will own no Bolle Common Stock, and these shares will be held, pro rata, by the holders of record of BEC Common Stock on the Record Date. Based on, solely for the purpose of the following estimate, (i) the 2,280 shares of Bolle Common Stock expected to be held by BEC on or prior to the Record Date, (ii) the 17,747,842 shares of BEC Common Stock outstanding or reserved for issuance upon request as of February 2, 1998, the most recent date for which such information was available prior to the printing of this Prospectus, and assuming (i) exercise of a maximum of 1,000,000 BEC Options to purchase shares of BEC Common Stock which are or will be exercisable on or prior to the Record Date, (ii) conversion of all Convertible Notes and accrued interest on or prior to the Record Date into a maximum of 4,155,000 shares of BEC Common Stock, (iii) consummation on or prior to the Record Date of the Contribution Agreement and all the other transactions expected to occur in connection with the Spinoff on the terms described in this Prospectus and, after giving effect to (i) a 3,347.37 for one stock split in the form of a stock dividend on Bolle Common Stock, and (ii) a dividend of one share of Bolle Common Stock for three shares of BEC Common Stock outstanding on the Record Date expected to be effective at or prior to the Effective Time, a maximum of 7,632,000 shares of Bolle Common Stock would be distributed to the BEC Stockholders in the Spinoff and a maximum of 334,736 shares of Bolle Common Stock would be issued to the Sellers, resulting in a total of 7,966,736 shares of Bolle Common Stock outstanding. The following table sets forth, on a pro forma basis, the "beneficial ownership" (as that term is defined in the rules of the Commission) of Bolle Common Stock immediately after the Spinoff based on the foregoing assumptions of (i) each Director and Nominee for election as a Director of the Company; (ii) all officers and directors of the Company as a group; and (iii) each person who owned of record, or is known by the Company to beneficially own, individually or with his associates, more than 5% of the outstanding shares of Bolle Common Stock. Except as otherwise indicated, the BEC stockholders (Bolle stockholders following the Spinoff) listed in the table have or will have sole voting and investment powers with respect to the Bolle Common Stock owned or to be owned by them. The Convertible Notes are held primarily by a small number of institutional investors, none of whom upon conversion of their holdings of Convertible Notes, both individually and as a group, would become a beneficial owner of more than five percent of the BEC Common Stock or of the Bolle Common Stock after the Spinoff.



                                            AMOUNT AND NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNER       BENEFICIAL OWNERSHIP(1)                 PERCENT OF CLASS
------------------------------------ ------------------------------------- ----------------------------------
                                                    SERIES A     SERIES B              SERIES A    SERIES B
                                        COMMON      PREFERRED   PREFERRED    COMMON   PREFERRED    PREFERRED
                                         STOCK        STOCK       STOCK      STOCK      STOCK        STOCK
                                     ------------ -----------  ----------- --------  ----------- -----------
Martin E. Franklin.................     477,688(2)        0           0         6%         0%          0%
 555 Theodore Fremd Avenue
 Suite B-302
 Rye, New York
Gary A. Kiedaisch..................           0           0           0         0          0           0
Ian G.H. Ashken....................      97,916(3)        0           0         1          0           0
Franck Bolle.......................      66,947      12,614       1,975        *          20          20
Patricia Bolle Passaquay...........      66,947      12,614       1,975        *          20          20
David Moore........................       5,949           0           0        *           0           0
All Executive Officers and
 Directors as a group
 (5 persons).......................     715,447      25,228       3,950         9         40          40
Millbrook Partners, L.P.                885,066(4)      N/A         N/A        11        N/A          N/A
 NationsBank Corporate Center
 Charlotte, NC 28202
Marvin Schwartz                         527,033         N/A         N/A         7        N/A          N/A
 605 Third Avenue
 New York, NY 10158
Palisade Capital                        471,071         N/A         N/A         6        N/A          N/A
 One Bridge Plaza
 Suite 695
 Fort Lee, NJ 07024

------------
*      Less than 1%.
(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them prior to the Record Date upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percent beneficially owned by such individual and for the executive officers and directors as a group.
(2) Excludes 5,127 shares of Bolle Common Stock held in trust for Mr. Franklin's minor children.
(3) Excludes 833 shares of Bolle Common Stock held in trust for Mr. Ashken's minor children, as to which shares Mr. Ashken disclaims beneficial ownership.
(4) 859,066 of these shares, or 10.8% of the Bolle Common Stock outstanding after the Spinoff, are beneficially held by Millbrook Partners, L.P. ("Millbrook"), and the remaining 26,000 shares are beneficially held by Millbrook's general partner, Mark M. Mathes.

                         DESCRIPTION OF CAPITAL STOCK


   The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 200,000 shares of preferred stock, $.01 par value per share, including 64,120 shares of Bolle Series A Preferred Stock and 10,000 shares of Bolle Series B Preferred Stock.

   Based on, solely for the purpose of this estimate, (i) the 2,280 shares of Bolle Common Stock expected to be held by BEC on or prior to the Record Date,
(ii) the 17,747,842 shares of BEC Common Stock outstanding (including 129,892 shares issuable upon request) as of February 2, 1998, the most recent date for which such information was available prior to the printing of this Prospectus, and assuming (i) exercise of a maximum of 1,000,000 BEC Options to purchase shares of BEC Common Stock which are or will be exercisable on or prior to the Record Date, (ii) conversion of all Convertible Notes and accrued interest on or prior to the Record Date into a maximum of 4,155,000 shares of BEC Common Stock, (iii) consummation on or prior to the Record Date of the Contribution Agreement and all the other transactions expected to occur in connection with the Spinoff on the terms described in this Prospectus and, after giving effect to (i) a 3,347 for one stock split in the form of a stock dividend on Bolle Common Stock (ii) a dividend on BEC Common Stock of one share of Bolle Common Stock for every three shares of BEC Common Stock outstanding on the Record Date, both expected to be effective at or prior to the Effective Time, a maximum of 7,632,000 shares of Bolle Common Stock would be distributed to the BEC Stockholders in the Spinoff. The aggregate number of shares of Bolle Common Stock that will actually be distributed pursuant to the Spinoff may vary. All of the shares of Bolle Common Stock to be distributed to BEC stockholders in the Spinoff will be fully paid and nonassessable. On February 2, 1998, there were approximately 585 holders of record of BEC Common Stock. Pursuant to the terms of the Spinoff and in addition to the shares of Bolle Common Stock which will be held in the aggregate by the Sellers (which shall represent a 4% interest in the outstanding Bolle Common Stock), there will be the same number of record holders and one-third as many shares of Bolle Common Stock outstanding following the Spinoff as there are record holders and shares of BEC Common Stock outstanding immediately prior to the Spinoff.


   The following summary of certain terms of the Company's capital stock describes material provisions of, but is not necessarily a summary and is subject to and qualified in its entirety by the Company's Certificate of Incorporation, the Company's Bylaws, and applicable provisions of Delaware corporate law (including but not limited to the DGCL.)

BOLLE COMMON STOCK

   Holders of Bolle Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Bolle Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Bolle Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and after provision has been made for the payment of the liquidation preference on the Series A Preferred Stock, the liquidation preference and any accrued dividends on the Series B Preferred Stock and the payment obligations on any other outstanding shares of preferred stock of the Company. Holders of the Bolle Common Stock have no preemptive, subscription, redemption or conversion rights. All the outstanding shares of Bolle Common Stock are, and the shares of Bolle Common Stock to be issued pursuant to the Spinoff when issued and paid for will be, fully paid and non-assessable. The rights, preferences and privileges of holders of Bolle Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

 General.


   Under the terms of the Company's Certificate of Incorporation the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 200,000 shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation privileges, as shall be determined by the Board of Directors.

   The purpose of authorizing the board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

 Series A Preferred Stock.

   Holders of the Bolle Series A Preferred Stock are not entitled to receive dividends. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company before any distribution of assets of the Company shall be made to or set apart for the holders of Common Stock, the holders of the Bolle Series A Preferred Stock will be entitled to receive from the Company's assets legally available for distribution to stockholders, a payment in an amount equal to the greater of (i) 1,000 French Francs per share or (ii) the French Franc equivalent of US $172.41 per share of Bolle Series A Preferred Stock. After payment of the full amount of the liquidation distributions to which they are entitled, the holders of the Bolle Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidation distributions on all outstanding shares of Bolle Series A Preferred Stock, then the holders of the Bolle Series A Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. The Bolle Series A Preferred Stock is not convertible or exchangeable for any other securities of the Company.

   Shares of the Bolle Series A Preferred Stock will be redeemed by the Company upon 10 days prior written notice on the third anniversary of their issuance, subject to the provisions of the Company's senior indebtedness in effect at the Effective Time (the "Senior Indebtedness"). Prior to that, the Company may redeem any shares of Bolle Series A Preferred Stock at any time upon 10 days prior written notice. In addition, in the event the Company's EBITDA exceeds US $18,400,000 for the fiscal year 1998 or US $24,700,000 for the fiscal year 1999, the Company shall be obligated to redeem, upon 10 days prior written notice and within 110 days after the close of the relevant fiscal year, any shares of Bolle Series A Preferred Stock then outstanding, provided in each case that BEC remains in compliance with the financial covenants contained in the Senior Indebtedness after giving effect to such redemption and US $2,000,000 million is available for borrowing by BEC under such senior indebtedness.

   Generally, the shares of Bolle Series A Preferred Stock have no voting rights. In the event the Company fails to give notice of a redemption within 3 years of the date of issuance of any shares of Preferred Stock, the holders of more than 90% of such shares shall have the right to cause the Company to use commercially reasonable efforts to either obtain cash in order to redeem in full such shares or to effect without delay a commercially reasonable sale of the Company's assets or the merger, consolidation or other reorganization of the Company. So long as any shares of Bolle Series A Preferred Stock are outstanding, the Company shall not, without the consent of holders of at least 90% of such shares, (i) alter or change the rights, preferences or privileges of such shares or (ii) issue any class or series of preferred stock ranking senior or pari passu with the Bolle Series A Preferred Stock with respect to dividend, redemption or liquidation rights. Shares of Bolle Series A Preferred Stock may only be transferred to persons who are already holders of such shares and in accordance with applicable law.

 Series B Preferred Stock.

   Under the terms of the Bolle Series B Preferred Stock, holders of Bolle Series B Preferred Stock will be entitled to accrue cumulative cash dividends, whether or not declared by the Company's Board of Directors, payable semi-annually at a rate of 5% of the Liquidation Preference, as described below, for 1997 and increasing annually up to 10% of the Liquidation Preference beginning on January 1, 2000 and continuing until the Series B preferred stock has been redeemed. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Bolle Series B Preferred Stock will be entitled to receive from the Company's assets legally available for distribution to stockholders, a payment in an amount equal to 5,500 French Francs ($930 at the July 10, 1997 exchange rate of 5.9197 used to convert into U.S. dollars all amounts denominated in French Francs paid by BEC in connection with the acquisition of Bolle France) per share of Bolle Series B Preferred Stock (the "Liquidation Preference") plus any accumulated and unpaid dividends thereon. After payment of the full amount of the liquidation distributions to which they are entitled, the holders of Bolle Series B Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidation distributions on all outstanding shares of Bolle Series B Preferred Stock, then the holders of Bolle Series B Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. The Bolle Series B Preferred Stock will not be convertible or exchangeable for any other securities of the Company.

   The Company may redeem the shares of Bolle Series B Preferred Stock, in whole or in part, for cash or, beginning on January 1, 1998, by issuing to the holders of the Series B Preferred Shares a subordinated debt instrument (the "Subordinated Debt") with substantially the same powers, designations, preferences and relative, participating, or other rights, and qualifications, limitations and restrictions as the Bolle Series B Preferred Stock, upon 10 days prior written notice. In addition, the Company must, upon 10 days prior written notice, redeem, out of funds legally available therefor, the Bolle Series B Preferred Stock (if not previously redeemed), upon the earlier occurrence of (i) the earlier of (A) the third anniversary date from the issuance of the Bolle Series B Preferred Stock, if redemption is then permitted under the terms and conditions of the Company's Senior Indebtedness, (B) such later date as redemption is first permitted under the terms of the Company's Senior Indebtedness; (ii) the closing of any equity financing by the Company, but only to the extent of the net cash proceeds of such financing by the Company and no more than the redemption price of the then outstanding shares of Bolle Series B Preferred Stock, and provided further, that such redemption would not violate any of the terms and conditions of the Company's Senior Indebtedness; or (iii) a change of control resulting in the Company's payment in full of all amounts due with respect to its Senior Indebtedness. The Company shall furthermore use its best efforts to close an equity financing, including a public offering during 1998.

   Generally, the shares of Bolle Series B Preferred Stock have no voting rights. So long as any shares of Bolle Series B Preferred Stock are outstanding, the Company shall not, without the consent of holders of the holders of at least 90% of such shares, (i) alter or change the rights, preferences or privileges of such shares; (ii) declare or pay a dividend or otherwise make a distribution on any security issued by the Company which is junior to the Bolle Series B Preferred Stock with respect to dividends or upon liquidation, including the Series A Preferred Stock; (iii) enter into any agreements that prohibit the Company from declaring or paying dividends on the Bolle Series B Preferred Stock or redeeming the Bolle Series B Preferred Stock or Subordinated Debt, as the case may be; or (iv) issue any class or series of Preferred Stock ranking senior or pari passu with the Bolle Series B Preferred Stock with respect to dividend, redemption or liquidation rights. Shares of Bolle Series B Preferred Stock may only be transferred in strict accordance with applicable law.

   The consummation of the Spinoff and the related transactions will not require the consent of the holders of the outstanding shares of Bolle Series B Preferred Stock.

WARRANTS


   Pursuant to the terms of the Warrant Agreement between the Company and each of the Sellers, the Company expects to issue Bolle Warrants for the purchase of up to 800,000 shares of Bolle Common Stock. The Bolle Warrants will be exercisable between July 9, 1999 and July 9, 2001 (the "Exercise Period") at an exercise price per share adjusted to reflect the occurrence of the Spinoff, subject to certain other adjustments (the "Exercise Price"). The Bolle Warrants may only be transferred during the Exercise Period, and may not be transferred in the absence of registration of the Bolle Warrants under the Securities Act of 1933 and state securities laws, or an exemption therefrom.


   The Bolle Warrants may only be exercised for the purchase of a minimum of 17,000 shares of Bolle Common Stock or for the remaining amount of shares that the warrantholder is then able to purchase upon exercise thereof. Upon the surrender of a Bolle Warrant and payment of the Exercise Price, the Company shall issue, no later than 10 business days from the date of such surrender and payment, certificates for the number of shares so purchased together with cash for any fractional shares.

   In addition, at any time during the Exercise Period, any number of Bolle Warrants may be exchanged without payment of the Exercise Price into a number of shares of Bolle Common Stock having a value equal to that of the number of shares which would be issued by the Company upon receipt of the Exercise Price, less the Exercise Price.

   The Company must at all times keep reserved, so long as the Bolle Warrants remain outstanding, sufficient shares of its Common Stock to cover the exercise of the Bolle Warrants. Furthermore, the Company must notify the holders of the Bolle Warrants no less than 20 days prior to the date on which the Company (i) shall pay any dividend upon its Common Stock or make any distribution to the holders of its Common Stock; (ii) offers pro rata subscription rights to the holders of its Common Stock; (iii) offers any other rights to the holders of its Common Stock; (iv) engages in any capital reorganization, reclassification, consolidation, merger, or disposition of all or substantially all of the Company's assets; or (v) engages in a voluntary or involuntary dissolution, liquidation or winding up of the Company.


   At any time during the Exercise Period, the holders of at least a majority of the shares issued or issuable pursuant to the exercise of the Bolle Warrants and any securities issued or issuable with respect to those shares ("Registrable Securities") may cause the Company to register those shares under the Securities Act within a commercially reasonable time. If such registration is requested, the holders of the Bolle Warrants must pay all registration expenses, whether or not the registration is ever deemed effective. Furthermore, if at any time after July 9, 1999 the Company intends to file a registration statement for the registration of an offering of equity securities with the Securities and Exchange Commission, the holders of Registrable Securities must be given at least 30 days prior notice and may have their Registrable Securities included in such registration statement. In such case, the Company shall pay all registration expenses.


DIVIDEND POLICY


   The Company has not paid any cash dividends on the Bolle Common Stock, although Bolle America, the Company's predecessor for accounting purposes, declared and paid dividends in 1994 and 1996. See "Summary--Summary Historical Consolidated Financial and Operating Data", "Selected Financial Data" and the respective notes thereto. The Company intends to retain future earnings, if any, to finance the development and expansion of its businesses and, therefore, does not anticipate paying any dividends on the Bolle Common Stock in the foreseeable future. The payment of cash dividends in the future will depend on the Company's earnings, financial condition, capital needs and other factors deemed relevant by the Company Board, including corporate law restrictions on the availability of capital for the payment of dividends, the rights of holders of any series of Preferred Stock that may hereafter be issued and the limitations, if any, on the payment of dividends under any then-existing credit facility or other indebtedness. The Company and BEC are currently renegotiating a credit agreement that restricts the Company's ability to pay cash dividends on shares of Bolle Common Stock. The Company has received commitments from various lenders party to BEC's existing credit agreement pursuant to which such lenders have agreed to provide financing to the Company subject to certain conditions and the execution by the Company of a definitive credit agreement with such lenders containing covenants usual and customary for financings of this type. The Company believes that this new credit agreement, which is expected to be entered into at or prior to the Effective Time, will contain restrictions on the payment of dividends and that any other bank revolving credit facility or other indebtedness, if any, that the Company may incur would contain similar restrictions. Pursuant to the Indemnification Agreement, the Company is further restricted from paying dividends on shares of Bolle Common Stock, unless certain minimum net worth requirements are met, until at the latest the end of the year 2003, except that the Company may declare dividends payable in stock which does not carry mandatory redemption or other repayment rights. Furthermore, for so long as shares of the Series B Preferred Stock are outstanding, the Company may not, without the consent of the holders of at least 90% of such shares declare or pay a dividend or otherwise make a distribution on any security issued by the Company which is junior to the Bolle Series B Preferred Stock with respect to dividends or upon liquidation, including the Series A Preferred Stock.

DIRECTOR AND OFFICER INDEMNIFICATION

   The Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Certificate of Incorporation and the Company's By-Laws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by the DGCL, including payment inadvance of a final disposition of a director's or officer's expenses and attorneys' fees incurred in defending any action, suit or proceeding. The company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors. See "EXECUTIVE COMPENSATION--Director and Officer Indemnification and Limitation of Liability."

LISTING

   Application has been made to list the Bolle Common Stock on Nasdaq under
the proposed symbol "    ."

TRANSFER AGENT AND REGISTRAR

   The Transfer Agent and Registrar for the Bolle Common Stock is National City Bank.

                              VALIDITY OF SHARES

   Certain legal matters with respect to the validity of the Bolle Common Stock to be distributed in the Spinoff will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York.

                                   EXPERTS

   The consolidated financial statements as of December 31, 1995 and 1996 and the years then ended included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The statements of operations, stockholders equity and cash flows of Bolle America, Inc. for the year ended December 31, 1994 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                        INDEX TO FINANCIAL STATEMENTS


                                                                                           PAGE
                                                                                         --------
Bolle Inc.
 Unaudited Pro Forma Combined Financial Data
  Unaudited Pro Forma Balance Sheet as of September 30, 1997..............................  F-3
  Unaudited Pro Forma Statement of Operations for the nine months ended
   September 30, 1997.....................................................................  F-4
  Unaudited Pro Forma Statement of Operations for the year ended December 31, 1996........  F-5
  Notes to Unaudited Pro Forma Financial Statements.......................................  F-6
 Annual and Interim Financial Statements
  Report of Independent Accountants.......................................................  F-8
  Independent Auditors' Report............................................................  F-9
  Consolidated Balance Sheets as of December 31, 1995 and 1996 and September 30, 1997
   (unaudited)............................................................................ F-10
  Consolidated Statements of Operations for the years ended December 31, 1994,
   1995 and 1996 and the nine months ended September 30, 1996 (unaudited) and 1997
   (unaudited)............................................................................ F-11
  Consolidated Statements of Stockholders' Equity for the years ended December 31,
   1994, 1995 and 1996 and the nine months ended September 30, 1997 (unaudited)........... F-12
  Consolidated Statements of Cash Flows for the years ended December 31, 1994,
   1995 and 1996 and the nine months ended September 30, 1996 (unaudited) and 1997
   (unaudited)............................................................................ F-13
  Notes to Consolidated Financial Statements.............................................. F-15
Holding B.F. SA
 Annual and Interim Financial Statements
  Report of Independent Accountants....................................................... F-26
  Combined Balance Sheets as of December 31, 1996, June 30, 1997 and September 30, 1997... F-27
  Combined Statement of Operations for the year ended December 31, 1996, the six months ended June 30, 1997 and the three months ended September 30, 1997...................... F-28
  Combined Statement of Stockholders' Equity for the year ended December 31, 1996, the six months ended June 30, 1997 and the three months ended September 30, 1997........... F-29
  Combined Statement of Cash Flows for the year ended December 31, 1996, the six months ended June 30, 1997 and the three months ended September 30, 1997...................... F-30
  Notes to Combined Financial Statements.................................................. F-31

                                  BOLLE INC.
                   PRO FORMA COMBINED FINANCIAL STATEMENTS

   The following unaudited pro forma combined statements of operations give effect to the July 10, 1997 acquisition of Holding BF SA and related assets (the "Acquisition" of "Bolle France") under the purchase method of accounting and reflect the Bill of Sale and Assignment Agreement (the "Contribution Agreement") and the Indemnification Agreement between the Company and its stockholder BEC Group, Inc. ("BEC") described below. The unaudited pro forma combined balance sheet only gives effect to the Contribution Agreement and Indemnification Agreement as the effect of Acquisition is included in the Company's historical balance sheet as of September 30, 1997.


   In connection with the spinoff of Bolle Inc. to the stockholders of BEC (the "Spinoff"), which will occur prior to the closing of the proposed merger of ILC Technologies, Inc. and BILC Acquisition Corp., (the "Merger") a wholly-owned subsidiary of BEC, the Company expects that BEC will transfer certain assets and liabilities to the Company pursuant to the Contribution Agreement. The spinoff does not require stockholder approval and is not conditioned upon the closing of the proposed Merger.

   Prior to and in connection with the Merger, BEC will use its reasonable commercial efforts to convert the 8% Convertible Notes due 2002. Accordingly, on the face of the pro forma statement of operations, 100% conversion has been assumed to calculate pro forma earnings per share. In note (k) the calculation of pro forma weighted average shares outstanding is also shown assuming 50% and 0% conversion.


   In accordance with the Contribution Agreement (i) BEC will assign to the Company all of BEC's assets other than the assets related to the ORC Business (as defined in the Contribution Agreement) and certain other specified assets retained by BEC; and (ii) the Company will assume all of BEC's liabilities prior to the Spinoff other than those related to the ORC Business. In addition, approximately $18 million of the Company's indebtedness to related parties will be contributed to the capital of the Company.

   The accompanying pro forma combined statements of operations give effect to the Contribution Agreement and the Acquisition of Bolle France as though they occurred at the beginning of the periods presented. The pro forma combined financial statements at September 30, 1997 and December 31, 1996 are based on the audited historical financial statements of Bolle Inc. ("Bolle Inc." or the "Company") at December 31, 1996, the unaudited interim financial statements of Bolle Inc. at September 30, 1997, the Bolle France historical financial statements at December 31, 1996, June 30, 1997 and September 30, 1997, and the adjustments set forth below.

   Pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. Management does not expect material changes to purchase accounting and other pro forma adjustments upon final allocation of purchase price and completion of the Contribution Agreement. The unaudited pro forma combined financial information presented herein is not necessarily indicative of the results of operations or financial position that BEC would have obtained had such events occurred at the beginning of the period, as assumed, or of the future results of the Company.

                                  BOLLE INC.
                           PRO FORMA BALANCE SHEET
                           AS OF SEPTEMBER 30, 1997
                            (AMOUNTS IN THOUSANDS)


                                               BOLLE      PRO FORMA     PRO FORMA
                                                INC.     ADJUSTMENTS     COMBINED
                                             --------- --------------  -----------
ASSETS
Current assets:
 Cash & cash equivalents ...................  $ 1,525                    $ 1,525
 Trade receivables, net ....................   10,387                     10,387
 Trade receivables from related parties ....    1,432                      1,432
 Inventories, net ..........................   13,317                     13,317
 Prepaid and other current assets ..........    1,869                      1,869
                                             --------- --------------  -----------
  Total current assets .....................   28,530                     28,530
Investment in affiliates ...................                 10,185  (a1) 10,185
Property and equipment, net ................    4,835         5,672  (a2) 10,507
Trademark, net .............................   39,750                     39,750
Goodwill and other intangibles, net  .......    9,229                      9,229
Other assets ...............................      169         1,000  (a3)  1,169
                                             --------- --------------  -----------
  Total assets .............................  $82,513     $  16,857      $99,370
                                             ========= ==============  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Short term debt ...........................  $   278     $     145  (a2)$   423
 Accounts payable ..........................    5,093                      5,093
 Indebtedness to related parties ...........   34,379     $ (17,454)  (b) 16,925
 Accrued compensation ......................    1,192                      1,192
 Accrued commissions and royalties..........      360                        360
 Other accrued expenses ....................    3,756           348  (a4)  4,104
                                             --------- --------------  -----------
  Total current liabilities ................   45,058       (16,961)      28,097
Long term debt .............................                  3,428  (a2)  3,428
Long term liabilities ......................    1,940         1,300  (a4)  3,240
                                             --------- --------------  -----------
 Total liabilities .........................   46,998       (12,233)      34,765
                                             --------- --------------  -----------
Mandatorily redeemable preferred stock .....   11,055         9,294 (c)   20,349
Stockholders' equity .......................   24,460        19,796 (d)   44,256
                                             --------- --------------  -----------
Total liabilities and stockholders' equity    $82,513     $  16,857      $99,370
                                             ========= ==============  ===========

                                  BOLLE INC.
                      PRO FORMA STATEMENT OF OPERATIONS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                            (AMOUNTS IN THOUSANDS)


                                          (1)        (2)
                                         BOLLE      BOLLE      PRO FORMA     PRO FORMA
                                          INC.     FRANCE     ADJUSTMENTS    COMBINED
                                       --------- ---------  -------------- -----------
REVENUES:
Net sales ............................  $20,670    $18,656      $(3,060)(e)   $36,266
COSTS AND EXPENSES:
Cost of sales ........................    9,750     11,577       (3,060)(e)    18,267
Selling general and administrative
 expenses.............................   10,593      5,258         (179)(f)    16,310
                                                                    638  (g)
Interest expense (income).............      516        175         (226)(h)       465
Other income .........................     (803)      (359)                    (1,162)
                                       --------- ---------  -------------- -----------
Total costs and expenses .............   20,056     16,651       (2,827)       33,880
                                       --------- ---------  -------------- -----------
Income (loss) from continuing
 operations before income taxes  .....      614      2,005         (233)        2,386
Provision for (benefit from) income
 taxes ...............................      196      1,193          (88)(i)     1,301
                                       --------- ---------  -------------- -----------
Income (loss) from continuing
 operations ..........................  $   418    $   812      $  (145)        1,085
                                       ========= =========  ==============
Preferred stock dividends ............                                            383 (j)
                                                                           -----------
Net income from continuing operations
 attributable to common stock ........                                        $   702
                                                                           ===========
Pro forma shares outstanding..........                                          7,408 (k)
Pro forma earnings per share..........                                        $  0.09


------------
(1) Represents the results of operations of Bolle Inc. for the nine months ended September 30, 1997 including the results of operations of Bolle France for the three months ended September 30, 1997.
(2) Represents the results of operations of Bolle France for the six months ended June 30, 1997 not included in (1) translated using the average rate of 5.6835 French Francs per US Dollar for the six months ended June 30, 1997.

                                  BOLLE INC.
                  PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                            (AMOUNTS IN THOUSANDS)


                                                                           (1)
                                                  BOLLE      BOLLE      PRO FORMA      PRO FORMA
                                                   INC.     FRANCE     ADJUSTMENTS     COMBINED
                                                --------- ---------  --------------- -----------
REVENUES:
Net sales......................................  $24,425    $48,827      $(12,955)(e)   $60,297
COSTS AND EXPENSES:
Costs of sales.................................   12,130     29,965       (12,955)(e)    29,140
Selling general and administrative expenses ...   11,374     11,286          (123)(f)    23,813
                                                                            1,276  (g)
Interest expense (income)......................     (256)       473           714  (h)      931
Other (income) expense.........................     (450)       250                        (200)
                                                --------- ---------  --------------- -----------
Total costs and expenses.......................   22,798     41,974       (11,088)       53,684
                                                --------- ---------  --------------- -----------
Income (loss) from continuing operations
 before income taxes...........................    1,627      6,853        (1,867)        6,613
Provision for (benefit from) income taxes .....      635      1,786          (700)(i)     1,721
                                                --------- ---------  --------------- -----------
Income (loss) from continuing operations  .....  $   992    $ 5,067      $ (1,167)        4,892
                                                ========= =========  ===============
Preferred stock dividends .....................                                             511 (j)
                                                                                     -----------
Net income from continuing operations
 attributable to common stock .................                                         $ 4,381
                                                                                     ===========
Pro forma shares outstanding...................                                           7,408 (k)
Pro forma earnings per share...................                                         $  0.59


------------
(1) Represents the statement of operations of Bolle France translated using the average rate of 5.1138 French Francs per US Dollar for the year ended December 31, 1996.

             NOTES TO THE PRO FORMA COMBINED FINANCIAL STATEMENTS
                                 (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

(a) The following pro forma adjustments give effect to the Bill of Sale and Assignment Agreement between BEC Group and the Company. In accordance with the agreement, the following assets and liabilities are being assigned to Bolle Inc. prior to the Spin-off. The pro forma adjustments represent BEC Group's book value of the following items as of September 30, 1997:

     1. Equity in and notes receivable from affiliated companies consisting of BEC Group's 23% interest in Eyecare Products plc ($9,534) which is accounted for by the equity method and its investment in Superior Vision Services, Inc. and related note receivable ($651) which are accounted for by the cost method.

     2. The Foster Grant building and related indebtedness.

     3. The Preferred Stock in Accessories Associates, Inc.

     4. Retained liabilities relating to BEC's sale of the Foster Grant Group ($654) and the Prescription Eyewear Business ($994) in 1996. Such liabilities represent estimates of amounts to be paid in conjunction with the indemnification provisions of these sales agreements.


(b) Adjustment to reflect the reduction of indebtedness to BEC offset by new indebtedness pursuant to a credit facility.


(c) Adjustment to reflect the issuance of Bolle Inc. Preferred Stock in exchange for the cancellation of the BEC Preferred Stock issued as part of the consideration for the purchase of Bolle France.

(d) Adjustment to reflect net effect of above adjustments on the equity of the Company.

PRO FORMA COMBINED INCOME STATEMENT ADJUSTMENTS

(e) Adjustment to reflect elimination of sales from Bolle France to Bolle America translated at the same exchange rate used to translate the statement of operations.

(f) Adjustment to reflect the elimination of Acquisition related expenses at Bolle France.


(g) Adjustment to reflect the amortization of the goodwill and trademark value ($48,642) recorded over an estimated useful life of 40 years ($1,216 per annum) and the adjustment to the value of the buildings ($1,824) over an estimated useful life of 30 years ($60 per annum). Including these adjustments, the total depreciation and amortization for the year ended December 31, 1996 increased from $1,263 historically to $2,503 on a pro forma combined basis.


(h) Adjustment necessary to reflect combined interest expense on the $16,925 of debt expected to be outstanding following the Spinoff. See Note (b). Interest is assumed at 5.5% per annum based on BEC's current average French Franc borrowing rate. The effect on annual pre-tax income from a 1/8% variance in the interest rate would be $21.

(i) Adjustment to reflect the statutory tax rate of 37.9% in 1997 and 37.5% in 1996 applied to the pro forma adjustments.

 (j)   Adjustment to reflect dividend of 5.5% on the Series B Preferred
       Stock.

(k)    Pro forma shares outstanding is calculated as follows:



                                                                100%      50%       0%
                                                              -------- --------  --------
Shares outstanding at BEC Group, Inc. at September 30, 1997 .   17,631   17,631    17,631
Shares to be issued to minority shareholders of Bolle Inc.  .      939      939       939
Conversion of principal amount of convertible debt of 100%,
 50% and 0% .................................................    3,655    1,828         0
                                                              -------- --------  --------
Subtotal-before issuance of one Company share for every
 three BEC shares ...........................................   22,225   20,398    18,570
                                                              -------- --------  --------
Pro forma Company shares outstanding at September 30, 1997  .    7,408    6,799     6,190
                                                              ======== ========  ========
Pro forma combined earnings per share:
 For the nine months ended September 30, 1997................  $  0.09  $  0.10   $  0.11
 For the year ended December 31, 1996........................  $  0.59  $  0.64   $  0.71

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Bolle Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Bolle Inc. and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Bolle America, Inc. for the year ended December 31, 1994 were audited by other independent accountants whose report dated January 20, 1995 expressed an unqualified opinion on those statements.

PRICE WATERHOUSE LLP
Dallas, Texas
March 10, 1997

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Bolle America, Inc.:

We have audited the accompanying statements of operations, stockholders' equity, and cash flows of Bolle America, Inc. for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Bolle America, Inc. for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Denver, Colorado
January 20, 1995

                                  BOLLE INC.
                         CONSOLIDATED BALANCE SHEETS
     AS OF DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)
           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                              DECEMBER 31,      SEPTEMBER 30,
                                                          -------------------- ---------------
                                                             1995      1996          1997
                                                          --------- ---------  ---------------
                                                                                 (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents ..............................  $   349    $   311      $ 1,525
 Trade receivables, less allowances of $400, $445 and
  $698 ..................................................    5,690      4,895       10,387
 Trade receivables from related parties .................                            1,432
 Receivable from BEC, net ...............................      864
 Inventories, net .......................................    6,918      8,388       13,317
 Prepaid and other current assets .......................    1,113        822        1,869
                                                          --------- ---------  ---------------
   Total current assets .................................   14,934     14,416       28,530
Property and equipment, net .............................      509        534        4,835
Trademark ...............................................                           39,750
Goodwill and other intangible assets, net ...............      815        646        9,229
Other assets ............................................       51         28          169
                                                          --------- ---------  ---------------
   Total assets .........................................  $16,309    $15,624      $82,513
                                                          ========= =========  ===============
LIABILITIES AND EQUITY
Current liabilities:
 Short-term debt ........................................  $    22    $            $   278
 Accounts payable .......................................    2,353      3,488        5,093
 Indebtedness to related parties ........................               1,420       34,379
 Accrued compensation ...................................      278        146        1,192
 Accrued commissions and royalties ......................      536        424          360
 Other accrued expenses .................................      350        403        3,756
                                                          --------- ---------  ---------------
   Total current liabilities ............................    3,539      5,881       45,058
Other long-term liabilities .............................                            1,940
                                                          --------- ---------  ---------------
   Total liabilities ....................................    3,539      5,881       46,998
                                                          --------- ---------  ---------------
Commitments and contingencies
Mandatorily redeemable preferred stock--redemption value
 $11,055; par value $.01; 64,120 shares authorized,
 issued and outstanding .................................                           11,055
Stockholders' equity:
 Investment by stockholder ..............................   12,770      9,743
 Common stock--par value $.01; 25,000 shares authorized;
  2,000 shares issued and outstanding ...................
 Additional paid-in capital .............................                           23,960
 Cumulative translation adjustment ......................                               82
 Retained earnings ......................................                              418
                                                          --------- ---------  ---------------
   Total stockholders' equity ...........................   12,770      9,743       24,460
                                                          --------- ---------  ---------------
   Total liabilities and stockholders' equity  ..........  $16,309    $15,624      $82,513
                                                          ========= =========  ===============


                    See Note 1 for basis of presentation.
         See accompanying notes to consolidated financial statements.

                                  BOLLE INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE
    NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED) AND 1997 (UNAUDITED)
           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                           (UNAUDITED)
                                                                       FOR THE NINE MONTHS
                                    FOR THE YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                                   --------------------------------------------------------
                                      1994        1995       1996        1996       1997
                                   ---------- ----------  ---------- ----------  ----------
Net sales ........................   $23,094    $24,829     $24,425    $19,816     $20,670
Costs and expenses:
 Costs of sales ..................    10,814     12,181      12,130      9,617       9,750
 Selling, general and
  administrative expenses ........     6,987      7,610       8,105      6,338       7,686
 Advertising and sponsoring
  expenses .......................     1,884      2,665       3,269      2,507       2,907
 Merger related expenses .........                3,050
 Interest (income)/expense  ......       316       (302)       (256)      (217)        516
 Other (income)/expense, net  ....      (104)        48        (450)      (909)       (803)
                                   ---------- ----------  ---------- ----------  ----------
   Total costs and expenses  .....    19,897     25,252      22,798     17,336      20,056
                                   ---------- ----------  ---------- ----------  ----------
Income (loss) before income
 taxes............................     3,197       (423)      1,627      2,480         614
 Provision for income taxes  .....     1,260        364         635        967         196
                                   ---------- ----------  ---------- ----------  ----------
Net income (loss) ................   $ 1,937    $   (787)   $   992    $ 1,513     $   418
                                   ========== ==========  ========== ==========  ==========

























                    See Note 1 for basis of presentation.
         See accompanying notes to consolidated financial statements.

                                  BOLLE INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
         FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE
               NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)
                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


                                    COMMON STOCK
                                  -----------------
                                                     ADDITIONAL    RETAINED    CUMULATIVE
                                              PAR      PAID-IN     EARNINGS   TRANSACTION     TOTAL
                                   SHARES    VALUE     CAPITAL    (DEFICIT)    ADJUSTMENT    EQUITY
                                  -------- -------  ------------ ----------  ------------- ---------
BALANCE--DECEMBER 31, 1993  .....                                                            $ 1,585
1994:
NET PROCEEDS FROM INITIAL PUBLIC
 OFFERING .......................                                                              9,961
 DIVIDEND TO STOCKHOLDERS  ......                                                                (50)
 NET INCOME .....................                                                              1,937
                                                                                           ---------
BALANCE--DECEMBER 31, 1994  .....                                                             13,433
1995:
 NET LOSS .......................                                                               (787)
 COMPENSATION EXPENSE ACCRUED
  FOR STOCK OPTIONS .............                                                                124
                                                                                           ---------
BALANCE--DECEMBER 31, 1995 ......                                                             12,770
1996:
 NET INCOME .....................                                                                992
 DIVIDEND TO BEC ................                                                             (4,019)
                                                                                           ---------
BALANCE--DECEMBER 31, 1996 ......                                                            $ 9,743
                                                                                           =========
1997:
BEGINNING BALANCE--
 JANUARY 1, 1997.................                      $ 9,743                               $ 9,743
CAPITALIZATION OF BOLLE
 INC.--FEBRUARY 3, 1997 .........   1,900     --        10,915                                10,915
NET INCOME--6 MONTHS ENDED JUNE
 30, 1997 .......................                                    $ 82                         82
-----------------------------------------------------------------------------------------------------
COMMON STOCK ISSUED IN
 CONNECTION WITH BOLLE FRANCE
 ACQUISITION ....................     100     --         3,302                                 3,302
NET INCOME--3 MONTHS ENDED
 SEPTEMBER 30, 1997 .............                                     336                        336
CUMULATIVE TRANSLATION
 ADJUSTMENT .....................                                                 $82             82
                                  -------- -------  ------------ ----------  ------------- ---------
BALANCE--SEPTEMBER 30, 1997
 (UNAUDITED).....................   2,000     --       $23,960       $418         $82        $24,460
                                  ======== =======  ============ ==========  ============= =========






                     See Note 1 for basis of presentation.
          See accompanying notes to consolidated financial statements.

                                  BOLLE INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE
    NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED) AND 1997 (UNAUDITED)
                            (AMOUNTS IN THOUSANDS)


                                                                                            (UNAUDITED)
                                                                                        FOR THE NINE MONTHS
                                                      FOR THE YEAR ENDED DECEMBER 31,   ENDED SEPTEMBER 30,
                                                      -----------------------------------------------------
                                                         1994       1995       1996      1996       1997
                                                      --------- ----------  --------- ---------  ----------
Cash flows from operating activities:
 Net income (loss) ..................................  $ 1,937    $  (787)   $   992    $ 1,513   $    418
 Adjustments to reconcile income (loss) to net cash
  provided (used) by operating activities:
  Special charges and merger related expenses,   net
 of payments ........................................                  99
  Depreciation and amortization .....................      199        254        386        275        853
  Bad debt expense ..................................       40        183         73        173        215
  Loss (gain) on sale of property and equipment  ....        3                     1                    45
 Changes in current assets and liabilities (net of
  effect of companies acquired):
  Accounts receivable ...............................   (1,143)      (203)       821      1,326      1,663
  Receivables from related parties ..................                 736       (736)                  556
  Inventories .......................................     (714)    (2,063)    (1,470)        35       (424)
  Other assets ......................................     (224)      (528)       291       (163)    (1,106)
  Accounts payable ..................................     (415)      (323)     1,135       (559)    (3,803)
  Accrued expenses and other ........................      572       (176)      (191)       (87)      (254)
                                                      --------- ----------  --------- ---------  ----------
   Net cash provided (used) by operating
    activities ......................................      255     (2,808)     1,302      2,513     (1,837)
Cash flows from investing activities:
  Cash expended in acquisitions, net of cash
   received .........................................                                              (33,375)
  Capital expenditures ..............................     (344)      (131)      (319)      (233)      (432)
  Proceeds from sale of fixed assets ................       14                     2                    35
  Non-compete agreement and intangible assets  ......                (815)        (2)                  (75)
                                                      --------- ----------  --------- ---------  ----------
   Net cash used by investing activities ............     (330)      (946)      (319)      (233)   (33,847)
Cash flows from financing activities:
  Proceeds (payments) from long-term obligations ....      323        (78)       (21)       (21)
  Payment on short-term obligations .................     (565)                                        (13)
  Payment on revolving credit line ..................   (3,843)
  Proceeds (payments) on indebtedness to related
   parties ..........................................              (1,600)    (1,000)    (1,845)    36,915
  Proceeds from issuance of common stock ............    9,961        (21)
  Cash dividends to stockholders ....................      (50)
                                                      --------- ----------  --------- ---------  ----------
   Net cash provided (used) by financing
    activities ......................................    5,826     (1,699)    (1,021)    (1,866)    36,902
Effect on cash of changes in foreign exchange rates                                                     (4)
                                                      --------- ----------  --------- ---------  ----------
Net increase (decrease) in cash .....................  $ 5,751    $(5,453)   $   (38)   $   414   $  1,214
                                                      ========= ==========  ========= =========  ==========
Cash and cash equivalents at beginning of period  ...       51      5,802        349        349        311
Cash and cash equivalents at end of period  .........  $ 5,802    $   349    $   311    $   763   $  1,525
Supplemental disclosures of cash flow information:
   Interest paid ....................................  $   318    $    42    $     5    $     5   $     12
   Income taxes paid ................................  $ 1,232           *          *          *  $  1,618


------------

* Income taxes were paid by BEC on behalf of the Company for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 (unaudited) as it has been part of the BEC U.S. tax group since 1995. In 1994, the Company was a stand alone tax filer. In 1997, only domestic income taxes were paid by BEC on behalf of the Company. Accordingly, the income taxes paid by the Company in 1997 represent foreign income taxes.

  Noncash transactions:

   There were no non-cash transactions during the years ended December 31, 1994 and 1995 or during the nine month period ended September 30, 1996.

   1996

   o During the fourth quarter of 1996, Bolle America forgave the repayment of a $4,019 advance made to BEC during the year. The forgiveness of the advance was characterized as a dividend in 1996.

   1997

   o The acquisition of Bolle France discussed in Note 2 was funded through a combination of cash, equity and debt. The fair values of the assets and liabilities at the dates of acquisition are presented as follows:


Cash .....................................  $ 1,294
Accounts receivable ......................    9,441
Inventories ..............................    6,167
Other current assets......................      388
Property and equipment ...................    3,949
Goodwill .................................    8,642
Trademark ................................   40,000
Other assets .............................      181
Short-term debt ..........................     (175)
Accounts payable and accrued liabilities     (9,756)
Other long-term liabilities ..............   (1,896)
                                           ---------
  Net assets acquired ....................  $58,235
                                           =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Amounts in thousands, except per share data, unless otherwise noted)

NOTE 1 -- GENERAL INFORMATION, BUSINESS AND BASIS OF PRESENTATION

 General Information

   Bolle Inc. (the "Company") is a subsidiary of BEC Group, Inc. ("BEC"), a Delaware corporation. The Company was organized on February 3, 1997 to effect the July 1997 acquisition by BEC of Holding B.F. (hereinafter referred to as "Bolle France"), the French holding company that owned the Bolle design, manufacturing and certain distribution interests, including the worldwide rights to the Bolle(Registered Trademark) brand. The Company is a holding company, the principal subsidiaries of which are Bolle America, Inc. ("Bolle America") and Bolle France. Bolle America was acquired by BEC in November 1995 in a transaction accounted for as a pooling of interests.

   The Company and BEC expects to enter into a management services agreement (the "Management Agreement") pursuant to which BEC will provide key management services to the Company for an initial term of three years, and thereafter is automatically renewed for successive one-year periods until terminated by either party upon no later than 90 days prior to the expiration of the initial term, or any renewal term then in effect.

 Business

   Bolle Inc. manufactures, markets, imports and distributes sunglasses, safety goggles, sport shields and ski goggles. Products are manufactured by Bolle France in Oyonnax, France and through subcontractors and sold to distributors or direct customers primarily located in the United States, Europe, Australia and Canada.

 Basis of Presentation

   Bolle America was a wholly owned subsidiary of BEC at the time the Company was formed. The net assets of Bolle America were contributed to the Company by BEC as of July 1, 1997. At that time, the net book value of Bolle America was $11,038 including retained earnings of $359. Accordingly, the financial position and results of operations of Bolle Inc. presented herein are those of the Company's predecessor, Bolle America prior to the acquisition of Bolle France. The results of operations of Bolle France are included beginning on July 9, 1997, (the closing date of the Bolle France acquisition described in Note 2 below).

   For the periods subsequent to the acquisition of Bolle America by BEC, certain revenues and expenses reflected in the financial statements include allocations of certain corporate expenses from BEC. These allocations include income from BEC's investment in Eyecare Products Plc, as well as expenses for general management, treasury, legal, tax, financial reporting and auditing, insurance, investor and public relations and information management which were allocated primarily based on relative sales. These financial statements also reflect the allocation of certain corporate assets including those relating to taxes.

   Management believes that the foregoing allocations were made on a reasonable basis; however, the allocations of costs and expenses do not necessarily indicate the costs that would have been or will be incurred by the Company on a stand-alone basis. Also, the financial information included in the financial statements may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future or what the financial position and results of operations would have been if it had been a separate, stand-alone company during the periods covered.

   For periods prior to 1997, equity is presented in the accompanying consolidated balance sheets and statements of stockholders' equity on one line. Presentation of traditional equity categories is not considered meaningful. Effective January 1, 1997, equity is presented in the traditional manner.

 Interim Financial Information

   The financial statements for the nine months ended September 30, 1996 and 1997 are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company considers

    (Amounts in thousands, except per share data, unless otherwise noted)

necessary for a fair presentation. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. Financial disclosures herein relating to matters subsequent to March 10, 1997 are unaudited.

NOTE 2 -- ACQUISITIONS

   On July 9, 1997, the Company acquired, in a transaction accounted for as a purchase, all of the shares of Bolle France which included Bolle France and several consolidated and unconsolidated subsidiaries, for a total purchase price of approximately $58,235, comprised of cash of $31,000, BEC Series A preferred stock of $9,294, Company preferred stock of $11,055 and Company common stock of $3,302, as well as direct acquisition costs of $3,585. Where such consideration was denominated in French Francs, the July 10, 1997 exchange rate of 5.9197 was used to translate to US Dollars. A summary of the preliminary allocation of purchase price is as follows:


Current assets .........  $17,290
Property and equipment      3,949
Goodwill ...............    8,642
Trademarks .............   40,000
Other assets ...........      181
Current liabilities  ...   (9,931)
Long term liabilities  .   (1,896)
                         ---------
                          $58,235
                         =========



   The Company determined that net book value approximated fair value for current assets, other assets, current liabilities and other liabilities, except for the costs and liabilities related to the legal, tax and operational reorganization totaling $1,750 recorded as part of purchase accounting.


   The land included in property and equipment was purchased as part of a separate contract, therefore its specific purchase price of $422 is included as its fair value in property and equipment. The building was revalued based on management estimates resulting in a step up of $1,824 in value. This amount is also included in property and equipment. For all other property and equipment purchased, book value was assumed to approximate fair value.


   Based upon an independent appraisal obtained by the Company, the Bolle(Registered Trademark) trademark was valued at $40,000. The remainder of the excess of purchase price over book value of $8,642 was allocated to goodwill. The trademark and goodwill are being amortized over 40 years (Note
4).


   Management does not expect material changes to the purchase accounting upon final allocation of the purchase price which will occur by July 10, 1998.

NOTE 3 -- MERGER RELATED EXPENSES

   Merger related expenses represent $3.1 million of transaction costs associated with the pooling of interests between BEC and Bolle America discussed in Note 1.

NOTE 4 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries unless control indicates otherwise. Investments in less than 50% owned affiliates and certain greater than 50% owned affiliates are accounted for by the equity method. Investments in less than 20% owned affiliates are accounted for by the cost method (Note 8). All significant intercompany transactions, profits and accounts have been eliminated in consolidation.

    (Amounts in thousands, except per share data, unless otherwise noted)

  Cash Equivalents

   Cash equivalents include all temporary cash investments with original maturities of three months or less. The carrying value is equal to market value.

 Revenue Recognition

   The Company recognizes revenue at the time of shipment or delivery of products with estimates provided for returns based on historical experience.

 Concentration of Credit Risk and Major Customers

   In the opinion of management, concentration of credit risk varies significantly on a country-by-country basis. With the acquisition of Bolle France, the Company now sells to customers in over thirty countries, with the majority of sales to customers in the United States, Europe, Australia and Canada.

   Credit is generally extended based on an evaluation of the customer's financial condition and its relationship with the Company, and collateral is generally not required. Credit risk is affected by conditions or occurrences in the local economies and relative strength of the local environment in each of the countries where the Company's customers operate. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

   For the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 (unaudited), the Company had sales to a specific customer located in the United States that represented 14%, 11% and 15% of their net sales. For the year ended December 31, 1994 and the nine months ended September 30, 1997 (unaudited), no single customer contributed more than 10% of the Company's net sales.

 Foreign Currency Translation

   For subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year end exchange rates in effect at the balance sheet date. Income and expense items are translated at average rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated in a separate component of equity.

 Foreign Currency Transactions

   Prior to July 1997, the Company had entered into a series of agreements with Bolle France providing a series of fixed exchange rates on the French franc/U.S. dollar exchange rate for inventory purchases from them. From time to time, the Company may also enter into foreign currency forward contracts to hedge against the effects of foreign currency fluctuations on inventory purchases and the settlement of trade accounts payable. Foreign currency transaction gains and losses are recorded in other income when the underlying transactions are settled.

 Inventories

   Inventories, which consist primarily of raw materials and finished goods held for resale, are stated at the lower of cost or market value. Costs include material, direct labor, and overhead. The Company determines inventory value on an average cost basis.

 Warranties

   Certain sales are subject to warranty against defects in material and workmanship. The Company provides for such potential future costs at the time the sales are recorded based on historical experience.

    (Amounts in thousands, except per share data, unless otherwise noted)

  Property and Equipment

   Property and equipment are stated at cost. Additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed on a straight line or accelerated basis for financial reporting purposes, and on an accelerated basis for tax purposes, over the estimated useful lives of the assets. Useful lives range from 3 to 7 years for office equipment, fixtures and molds and up to 30 years for buildings. Asset cost and accumulated depreciation amounts are removed for dispositions and retirements, with resulting gains and losses reflected in earnings.

 Trademark, Goodwill and Other Intangible Assets

   Trademark represents the Bolle brand. Goodwill represents the excess cost over the fair value of net assets acquired in business combinations accounted for under the purchase method. Other intangible assets consist principally of a non-compete agreement.

   Trademark, goodwill and other intangible assets are amortized on a straight line basis over estimated useful lives which approximate 40 years for the Bolle trademark, 40 years for goodwill and from 3-10 years for other identifiable intangibles. At each balance sheet date, the Company evaluates the realizability of trademark, goodwill and other intangible assets based upon expectations of undiscounted cash flows of each subsidiary having a significant trademark, goodwill or other intangible asset balance. Should this review indicate that trademark, goodwill or other intangible assets will not be recoverable, the Company's carrying value of the trademark, goodwill or other intangible assets will be reduced by the estimated shortfall of discounted cash flows. Based upon its most recent analysis, the Company believes that no material impairment of the trademark, goodwill or other intangible assets exists.

 Impairment of Long-Lived Assets

   At each balance sheet date, the Company evaluates the realizability of long-lived assets based on expectations of undiscounted cash flows. Should this review indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount of the asset to determine whether a write-down to market value is required.

 Income Taxes

   Deferred income taxes are provided on the difference in basis of assets and liabilities between financial reporting and tax returns using enacted tax rates. A valuation allowance is recorded when realization of deferred tax assets is not assured.


 Pro forma earnings per share

   Due to the subsequent events described in Note 16 and their effect on the capitalization of the company, pro forma earnings per share have not been presented herein as they are not considered meaningful.


 New Accounting Pronouncements

   Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" establishes specific guidelines for publicly held companies for the computation, presentation, and disclosure requirements of earnings per share. The statement is effective for all periods ending after December 15, 1997 and restatement will be required for all prior-period EPS data presented. The application of SFAS 128 to the Company's computation of earnings per share does not affect the pro forma earnings per share amounts reported for the year ended December 31, 1996 or the nine months ended September 30, 1997. The Company plans to adopt SFAS No. 128 in its financial statements for the year ended December 31, 1997.

    (Amounts in thousands, except per share data, unless otherwise noted)

    SFAS No. 129, "Disclosure of Information about Capital Structure" reiterates the disclosure requirements set forth in existing pronouncements as they relate to an entity's capital structure and contains no changes in disclosure requirements other than making them applicable to all entities. Because the Company complies with the disclosure requirements of existing pronouncements, there will be no impact of the adoption of SFAS No. 129 in the Company's financial statements.

   SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods ending after December 15, 1997 and reclassification of financial statements for earlier periods presented will be required for comparative purposes. The Company plans to adopt SFAS No. 130 in its financial statements for the year ended December 31, 1997.

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting of operating segment information in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial statements issued to shareholders. The statement is effective for all periods ending after December 15, 1997. Although the Company presently reports as one operating segment and expects to continue to do so, the materiality considerations set forth in SFAS No. 131 will be monitored to assure compliance with this statement for the year ended December 31, 1997.

 Pensions and post retirement indemnity

   The employees of Bolle America currently participate in a 401(k) Savings plan administered by BEC. No pension, post-retirement or other benefit arrangements have been established by Bolle, Inc.

   A provision is recorded for the termination indemnity of the legal employees of Bolle France and its subsidiaries. These indemnities are due to employees who leave Bolle France or its subsidiaries at retirement age (65) and depend upon the length of the employee's service and salary level. The obligation, which is not funded, is calculated using an actuarial method (discount rate of 6.19%, salary increase of 2.5%) and considers staff turnover and mortality statistics until retirement age. There are no other pensions, post-retirement or post employment obligations to Bolle France as such employee benefits are provided by the French Social Security System.

 Reclassifications

   Certain amounts in the 1994, 1995 and 1996 financial statements have been reclassified to conform with the 1997 presentation.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Fair Value

   At September 30, 1997, the carrying value of financial instruments such as trade receivables, accounts payable and short term debt approximated their fair values based on the short term maturities of these instruments.

    (Amounts in thousands, except per share data, unless otherwise noted)

 NOTE 5 -- INVENTORIES

   Inventories consist of the following at:

                     DECEMBER 31,     SEPTEMBER 30,
                  ------------------ ---------------
                    1995      1996         1997
                  -------- --------  ---------------
                                       (UNAUDITED)
Raw materials ...  $         $           $ 1,759
Work in
 progress........                          3,409
Finished goods ..   7,077     8,635       10,484
Less: reserve ...    (159)     (247)      (2,335)
                  -------- --------  ---------------
                   $6,918    $8,388      $13,317
                  ======== ========  ===============

NOTE 6 -- PROPERTY AND EQUIPMENT

   Property and equipment consists of the following at:

                                   DECEMBER 31,    SEPTEMBER 30,
                                 ---------------- ---------------
                                   1995    1996         1997
                                 ------- -------  ---------------
                                                    (UNAUDITED)
Land ...........................  $       $            $  423
Buildings ......................                        2,233
Machinery and equipment ........    397      369        1,814
Computer hardware and software      413      593          582
Furniture and fixtures .........     95       98          534
Leasehold improvements..........      5        5
                                 ------- -------  ---------------
                                    910    1,065        5,586
Less: accumulated depreciation     (401)    (531)        (751)
                                 ------- -------  ---------------
                                  $ 509   $  534       $4,835
                                 ======= =======  ===============

   Depreciation expense for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 (unaudited) and 1997 (unaudited) was $166, $172, $216, $147 and $406, respectively.

   The minimum future rental expense for property and buildings under lease is as follows:

 1998 ...........  67
Thereafter .....   --


NOTE 7 -- TRADEMARK, GOODWILL AND OTHER INTANGIBLE ASSETS

   Trademark, goodwill and other intangible assets and related accumulated amortization consist of the following:


                                        DECEMBER 31,    SEPTEMBER 30,
                                       --------------- ---------------
                                        1995    1996         1997
                                       ------ -------  ---------------
                                                         (UNAUDITED)
Trademark ............................  $       $          $40,000
Goodwill .............................                       8,655
Non-compete agreement ................   800      800          800
Other identifiable intangible assets      15       16          139
                                       ------ -------  ---------------
                                         815      816       49,594
Less accumulated amortization  .......           (170)        (615)
                                       ------ -------  ---------------
                                        $815    $ 646      $48,979
                                       ====== =======  ===============

    (Amounts in thousands, except per share data, unless otherwise noted)

    The Company entered into a non-compete agreement with the former president of Bolle America for the period November 2, 1995 through December 31, 2005. The Company paid $800 at November 2, 1995 and will pay $100 per year from January 1, 1997 to 2005.

   Amortization expense for the years ended December 31, 1994, 1995 and 1996 and the nine month periods ended September 30, 1996 (unaudited) and 1997 (unaudited) was $33, $82, $170, $128 and $447, respectively.

NOTE 8 -- EQUITY IN AFFILIATED COMPANIES

   The Company sells its products to three related party distributors, Bolle Sunglasses UK, Bolle Japan and Bolle Canada, which are owned 51%, 30%, and 51%, respectively. All investments are accounted for under the equity method of accounting. Bolle Sunglasses UK and Bolle Canada are accounted for under the equity method because the businesses are managed and operated by the minority owners. The Company's equity in the net assets of these entities of approximately $75 is considered immaterial.

NOTE 9 -- INTERCOMPANY CREDIT ARRANGEMENT

   During the years ended December 31, 1995, 1996 and the nine months ended September 30, 1996 (unaudited) and 1997 (unaudited), Bolle America was party to a revolving intercompany credit arrangement with BEC whereby interest was earned at a rate of 5% on excess cash and interest was charged at a rate of 8% on outstanding borrowings. Since the acquisition of Bolle France, the revolving intercompany credit arrangement was adjusted to allow for French Franc denominated borrowings by Bolle France at a French market rate of 5.5%. This rate will be reset annually. The arrangement includes assignment to the Company upon change of control. The debt incurred to finance the cash portion of the consideration has been pushed down to Bolle Inc. under this arrangement.

NOTE 10 -- INCOME TAXES

   The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability approach to accounting for income taxes. The Company has reorganized the structure of various entities comprising Bolle France so that Bolle France will file one consolidated tax return for 1998 and subsequent thereto. Following the Spinoff of the Company, Bolle Inc. will file its consolidated tax return separate from BEC.

   Income before provision for income taxes consists of the following for the periods ended:

                   DECEMBER 31,           SEPTEMBER 30,
           --------------------------- -----------------
             1994      1995     1996      1996     1997
           -------- --------  -------- --------  -------
U.S.......  $3,197    $(423)   $1,627    $2,480    $(57)
Foreign...                                          671
           -------- --------  -------- --------  -------
            $3,197    $(423)   $1,627    $2,480    $614
           ======== ========  ======== ========  =======

    (Amounts in thousands, except per share data, unless otherwise noted)

    The provision for income taxes consists of the following for the periods ended:


                                  DECEMBER 31,         SEPTEMBER 30,
                            ------------------------ ---------------
                              1994     1995    1996    1996    1997
                            -------- -------  ------ ------  -------
                                                        (UNAUDITED)
UNITED STATES
 Current:
  Federal .................  $1,095    $ 616   $542    $817    (212)
  State and local .........     182      103     81     136     (34)
 Deferred .................     (17)    (355)    12      14     245
                            -------- -------  ------ ------  -------
                              1,260      364    635     967      (1)
FOREIGN
 Deferred..................                                     197
                            -------- -------  ------ ------  -------
  Total provision for
   income
   taxes ..................  $1,260    $ 364   $635    $967   $ 196
                            ======== =======  ====== ======  =======


   The Company's effective tax rates differ from the Federal statutory rate as follows:


                                            DECEMBER 31,           SEPTEMBER 30,
                                     -------------------------- -----------------
                                       1994     1995      1996    1996     1997
                                     ------- ---------  ------- -------  --------
                                                                    (UNAUDITED)
Expected tax (benefit) at statutory
 rate ..............................   34.0%    (34.0)%   34.0%   34.0%    34.0%
State income taxes (benefit) .......    3.8%     16.1%     3.5%    3.5%    (4.2)%
Non-deductible and merger related
 expenses ..........................            104.0%                      2.9%
Foreign rate differential...........                                        5.1%
Other, net .........................    1.6%               1.5%    1.5%    (5.8)%
                                     ------- ---------  ------- -------  --------
                                       39.4%     86.1%    39.0%   39.0%    32.0%
                                     ======= =========  ======= =======  ========


   Significant components of deferred income taxes are as follows for the periods ended:


                                         DECEMBER 31,   SEPTEMBER 30,
                                        -------------- ---------------
                                         1995    1996        1997
                                        ------ ------  ---------------
Current deferred tax assets:
Accounts receivable....................  $150    $168      $    66
Non qualified stock options............    54      54           54
Inventories............................   116     129          231
Accrued expenses.......................   114      83           65
                                        ------ ------  ---------------
 Total current deferred tax assets ....   434     434          416
                                        ------ ------  ---------------
Non-current deferred tax assets:
Intangibles............................    30      12            4
Pension liability......................                         63
Fixed assets...........................             6            9
                                        ------ ------  ---------------
 Total non-current deferred tax
 assets................................    30      18           76
                                        ------ ------  ---------------
  Gross deferred tax asset.............   464     452          492
                                        ------ ------  ---------------
Current deferred liabilities:
Other liabilities......................                     (2,071)
                                        ------ ------  ---------------
 Gross deferred tax liability..........                     (2,071)
                                        ------ ------  ---------------
  Net deferred tax asset (liability) ..  $464    $452      $(1,579)
                                        ====== ======  ===============

    (Amounts in thousands, except per share data, unless otherwise noted)


    No valuation allowance has been established against deferred tax assets as realization is considered to be more likely than not. Current deferred tax assets of $434, $434 and $416 are included in "Prepaid and other current assets" at December 31, 1995 and 1996 and September 30, 1997 respectively. Non-current deferred tax assets of $30, $18 and $76 are included in "Other assets" at December 31, 1995 and 1996 and September 30, 1997, respectively. Current deferred liabilities of $2,071 are included in "Other accrued expenses" at September 30, 1997.


NOTE 11 -- MANDATORILY REDEEMABLE PREFERRED STOCK

   In connection with the acquisition of Bolle France described in Note 2, the Company issued 64,120 shares of Bolle Series A Preferred Stock with a redemption value of $11,055. Shares of the Bolle Series A Preferred Stock will be redeemed by the Company on the third anniversary of their issuance, subject to the provisions of existing BEC senior debt. Prior to that, the Company may redeem any shares of Bolle Series A Preferred Stock at any time. Further, in the event that the Company's EBITDA exceeds $18,400 for the fiscal year 1998 or $24,700 for the fiscal year 1999, the Company will be obligated to redeem any shares of the Bolle Series A Preferred Stock then outstanding, provided that in each case BEC remains in compliance with the financial covenants contained in any senior indebtedness in effect as of June 4, 1997 after giving effect to such redemption and $2,000 is available for borrowing by BEC under such senior indebtedness.

NOTE 12 -- STOCK OPTION PLANS

   Certain employees of the Company currently participate in the BEC stock incentive plan. Such options are exercisable into common stock of BEC. The Company plans to adopt separate stock option and incentive plans during the fourth quarter of 1997.

NOTE 13 -- RELATED PARTY TRANSACTIONS

   Prior to the planned spin off (see Note 16); the Company will enter into a Management Services Agreement with BEC pursuant to which BEC will provide key management services to the Company. The Management Services Agreement has an initial term of three years, and thereafter is automatically renewed for successive one-year periods until terminated by either party upon ninety days written notice. During the initial term of the Management Services Agreement, the Company will pay BEC $720 per year for such services.

   With the acquisition of Bolle France, the Company has transactions with related parties (BEC, Bolle Sunglasses UK, Bolle Japan and Bolle Canada), for which transactions and balances have been disclosed under the captions "Receivables from BEC, net," "Trade receivables from related parties" and "Indebtedness to related parties." Such transactions are realized at conditions equivalent to those prevailing for unrelated parties.

NOTE 14 -- COMMITMENTS AND CONTINGENCIES

   The Company is subject to various litigation incidental to its business. Irrespective of any indemnification that may be received, the Company does not believe that exposure on any matter will result in a significant impact on the financial position results of operations or cash flows of the Company.

NOTE 15 -- GEOGRAPHIC INFORMATION

   The Company operates in one principal industry segment: the manufacture, marketing and distribution of sunglasses, safety goggles, sport shields and ski goggles. Products are manufactured by Bolle France in Oyonnax, France and through subcontractors and sold to distributors or direct customers primarily located in the United States, Europe, Australia and Canada. The Company had no international sales until the acquisition of Bolle France in the third quarter of 1997.

    (Amounts in thousands, except per share data, unless otherwise noted)

    Geographic information is as follows:

                                               DECEMBER 31,              SEPTEMBER 30,
                                      ------------------------------ --------------------
                                         1994      1995       1996      1996       1997
                                      --------- ---------  --------- ---------  ---------
                                                                          (UNAUDITED)
Net sales to unaffiliated customers:
 United States ......................  $23,094    $24,829   $24,425    $19,816   $14,896
 Europe .............................                                              5,774
                                      --------- ---------  --------- ---------  ---------
Total net sales .....................  $23,094    $24,829   $24,425    $19,816   $20,670
                                      ========= =========  ========= =========  =========
(Transfers between geographic areas
 eliminated in consolidation):
 United States ......................  $          $         $          $         $
 Europe .............................                                              2,870
                                      --------- ---------  --------- ---------  ---------
Total transfers .....................  $    --    $    --   $    --    $    --   $ 2,870
                                      ========= =========  ========= =========  =========
Income (loss) before income taxes:
 United States ......................  $ 3,409    $ 2,373   $   921    $ 1,353   $ 2,222
 Europe .............................                                             (1,895)
 Interest, merger related expenses
  and other income, net .............     (212)    (2,796)      706      1,127       287
                                      --------- ---------  --------- ---------  ---------
Total income (loss) before income
 taxes ..............................  $ 3,197    $  (423)  $ 1,627    $ 2,480   $   614
                                      ========= =========  ========= =========  =========
Identifiable assets:
 United States ......................  $17,549    $16,309   $15,624    $13,795   $13,353
 Europe .............................                                             72,966
 Corporate assets ...................                                                (56)
                                      --------- ---------  --------- ---------  ---------
Total identifiable assets ...........  $17,549    $16,309   $15,624    $13,795   $86,263
                                      ========= =========  ========= =========  =========

   Net sales to unaffiliated customers are classified based on the location of the customers. Transfers between geographic areas are recorded at amounts generally above cost and in accordance with the rules and regulations of the respective governing tax authorities. Income (loss) before income taxes consists of total net sales less operating expenses and does not include merger related expenses, interest and other income, net. Identifiable assets of geographic areas are those assets used in the Company's operations in each area.

NOTE 16 -- SUBSEQUENT EVENTS

   On October 31, 1997, BEC announced its intent to spin off the Company to BEC's shareholders (the "Spinoff"). Application will be made to list the spun off Bolle Common Stock on the Nasdaq National Market.

   In connection with the Spinoff, the Company expects that, pursuant to a Bill of Sale and Assignment Agreement to be entered into between BEC and the Company prior to the consummation of the Spinoff (the "Contribution Agreement"), (i) BEC will assign to the Company all of BEC's assets other than assets related to the ORC Business (as defined in the Contribution Agreement) and certain other specified assets retained by BEC; and (ii) the Company will assume all of BEC's liabilities prior to the Spinoff other than those related to the ORC Business. Pursuant to this agreement, approximately $17 million of the Company's indebtedness to related parties will be contributed to the capital of the Company and the remaining balance will be refinanced via a bank credit facility.

    (Amounts in thousands, except per share data, unless otherwise noted)

    In connection with the Spinoff, it is expected that the Company will agree at or prior to the Spinoff to assume all obligations and liabilities of BEC to each of Maurice Bolle, Robert Bolle, Franck Bolle, Patricia Bolle Passaquay, Brigitte Bolle and Christelle Roche (collectively, the "Sellers," and each a "Seller") incurred by BEC in connection with the purchase of Bolle France and BEC will then be released from all such obligations or liabilities. In addition, it is expected that, at or prior to the Spinoff, each Seller will convey to the Company all shares of Series A Preferred Stock of BEC (the "BEC Preferred Stock") held by such Seller and the Company will issue in exchange to each Seller, shares of its Series B Preferred Stock (the "Bolle Series B Preferred Stock") in proportion to the number of shares of BEC Preferred Stock conveyed by such Seller to the Company. No shares of Bolle Common Stock will be issued to the holders of outstanding shares of Bolle Series B Preferred Stock pursuant to the Spinoff. BEC will cancel all warrants (the "BEC Warrants") to purchase 2,130,000 shares of BEC Common Stock and the Company will issue in exchange to each holder of canceled BEC Warrants, warrants to purchase Bolle Common Stock (the "Bolle Warrants") in proportion to the number of BEC Warrants held by such holder prior to the cancellation. No shares of Bolle Common Stock will be issued to holders of outstanding Bolle Warrants pursuant to the Spinoff.

                      REPORT OF INDEPENDENT ACCOUNTANTS

November 26, 1997

To the Board of Directors and
Shareholders of Holdings BF SA

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Holding BF SA and its subsidiaries at December 31, 1996, June 30, 1997 and September 30, 1997 and the results of their operations and their cash flows for the year, six months and three months then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Befec - Price Waterhouse
Lyon, France
/s/ Olivier Auscher
-----------------------
Olivier Auscher

                       HOLDING BF S.A. AND SUBSIDIARIES
                            COMBINED BALANCE SHEET
           DECEMBER 31, 1996, JUNE 30, 1997 AND SEPTEMBER 30, 1997
          (AMOUNTS IN THOUSANDS OF FRENCH FRANCS, EXCEPT SHARE DATA)


                                                  DECEMBER 31,    JUNE 30,    SEPTEMBER 30,
ASSETS                                                1996          1997           1997
                                                 ------------- ------------  ---------------
Current assets:
 Cash and cash equivalents .....................    FF17,884       FF7,610       FF8,115
 Trade receivables, less allowance for doubtful
  accounts of FF 1,556, FF 2,414 and FF 3,094  .      64,185        55,524        46,382
 Inventories ...................................      29,697        36,268        32,756
 Other current assets ..........................       2,918         2,282         8,629
                                                 ------------- ------------  ---------------
  Total current assets .........................     114,684       101,684        95,882
 Investments ...................................         191           690           570
 Property and equipment, net ...................      11,038        12,498        26,180
 Trademark, net ................................          --            --       235,308
 Goodwill, net .................................          --            --        50,753
 Other assets ..................................         545           375           403
                                                 ------------- ------------  ---------------
  Total assets .................................   FF126,458     FF115,247     FF409,096
                                                 ============= ============  ===============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Short term debt................................    FF11,886       FF1,032     FF    991
 Indebtedness to Bolle Inc......................          --            --       212,138
 Accounts payable...............................      25,312        32,422        22,053
 Accrued liabilities............................      24,085        20,560        25,580
                                                 ------------- ------------  ---------------
  Total current liabilities.....................      61,283        54,014       260,762
Long term liabilities...........................         949         1,084         5,415
Accrued reorganization liabilities..............       5,050         5,650         6,050
                                                 ------------- ------------  ---------------
  Total liabilities.............................      67,282        60,748       272,227
                                                 ------------- ------------  ---------------
Minority interests..............................      11,820           395            --
Commitments and contingencies ..................
Stockholders' equity:
 Common stock--par value FF 1,000...............      16,500        53,600        53,600
 Capital surplus................................          --            --        81,058
 Cumulative translation adjustment..............         (78)          (78)          259
 Retained earnings..............................      30,934           582         1,952
                                                 ------------- ------------  ---------------
  Total stockholders' equity....................      47,356        54,104       136,869
                                                 ------------- ------------  ---------------
  Total liabilities and stockholders' equity ...   FF126,458     FF115,247     FF409,096
                                                 ============= ============  ===============


   The accompanying notes are an integral part of these financial statements.

                       HOLDING BF S.A. AND SUBSIDIARIES
                       COMBINED STATEMENT OF OPERATIONS

   FOR THE YEAR ENDED DECEMBER 31, 1996, THE SIX MONTHS ENDED JUNE 30, 1997
                AND THE THREE MONTHS ENDED SEPTEMBER 30, 1997
                   (AMOUNTS IN THOUSANDS OF FRENCH FRANCS)


                                                                     SIX MONTHS    THREE MONTHS
                                                      YEAR ENDED       ENDED          ENDED
                                                     DECEMBER 31,     JUNE 30,    SEPTEMBER 30,
                                                         1996           1997           1997
                                                    -------------- ------------  ---------------
Net sales:
Sales to Bolle America.............................    FF66,251       FF17,391       FF17,461
Third party sales .................................     183,442         88,641         35,124
                                                    -------------- ------------  ---------------
Total net sales: ..................................     249,693        106,032         52,585
                                                    -------------- ------------  ---------------
Costs and expenses:
 Costs of sales ...................................     153,233         65,798         34,411
 Selling, general and administrative expenses .....      57,716         29,885         12,238
 Interest expense .................................       2,417            993          2,349
 Other expenses, net ..............................       1,281         (2,043)          (493)
                                                    -------------- ------------  ---------------
  Total costs and expenses ........................     214,647         94,633         48,505
                                                    -------------- ------------  ---------------
Income before income taxes and minority interests        35,046         11,399          4,080
Provision for income taxes ........................       9,133          6,783          2,523
                                                    -------------- ------------  ---------------
Net income before minority interests ..............      25,913          4,616          1,557
Minority interests ................................      (8,250)          (265)           395
                                                    -------------- ------------  ---------------
Net income ........................................    FF17,663        FF4,351        FF1,952
                                                    ============== ============  ===============


   The accompanying notes are an integral part of these financial statements.

                       HOLDING BF S.A. AND SUBSIDIARIES
                  COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

           DECEMBER 31, 1996, JUNE 30, 1997 AND SEPTEMBER 30, 1997
                   (AMOUNTS IN THOUSANDS OF FRENCH FRANCS)

                               COMMON STOCK
                           ---------------------
                                                   RETAINED    TRANSLATION     CAPITAL
                            SHARES    PAR VALUE    EARNINGS    ADJUSTMENT      SURPLUS       TOTAL
                           -------- -----------  ----------- -------------  ------------ ------------
1996
Balance--beginning of
 year.....................    100     FF16,500   FF14,568        FF           FF           FF 31,068
Translation adjustments ..                                          (78)                         (78)
Dividend to stockholders .                         (1,297)                                    (1,297)
Net income................                         17,663                                     17,663
                           -------- -----------  ----------- -------------  ------------ ------------
Balance--December 31,
 1996.....................    100       16,500     30,934           (78)                      47,356

1997
Acquisition of minority
 interests................              37,100    (23,100)                                    14,000
Dividend to stockholders .                         (9,972)                                    (9,972)
Investment in new
 subsidiary...............                         (1,631)                                    (1,631)
Net income................                          4,351                                      4,351
                           -------- -----------  ----------- -------------  ------------ ------------
Balance--June 30, 1997 ...    100     FF53,600    FF  582           (78)                   FF 54,104
------------------------------------------------------------------------------------------------------
Adjustments to reflect
 purchase by Bolle Inc.  .                           (582)          337         81,058        80,813
Net income................                          1,952                                      1,952
                           -------- -----------  ----------- -------------  ------------ ------------
Balance--September 30,
 1997.....................    100     FF53,600    FF1,952        FF 259       FF81,058     FF136,869
                           ======== ===========  =========== =============  ============ ============











   The accompanying notes are an integral part of these financial statements.

                       HOLDING BF S.A. AND SUBSIDIARIES
                       COMBINED STATEMENT OF CASH FLOWS

     FOR THE YEAR ENDED DECEMBER 31, 1996, SIX MONTHS ENDED JUNE 30, 1997
                  AND THREE MONTHS ENDED SEPTEMBER 30, 1997
                   (AMOUNTS IN THOUSANDS OF FRENCH FRANCS)

                                                                    SIX MONTHS    THREE MONTHS
                                                     YEAR ENDED       ENDED          ENDED
                                                    DECEMBER 31,     JUNE 30,    SEPTEMBER 30,
                                                        1996           1997           1997
                                                   -------------- ------------  ---------------
Cash flows from operating activities:
 Net income ......................................    FF17,663       FF4,351        FF1,952
 Adjustments to reconcile net income to cash
  provided by operating activities:
 Minority interests ..............................       8,250           265           (395)
 Depreciation and amortization ...................       4,486         2,275          3,403
 Bad debt expense ................................       1,241           858            680
 Loss on sale of property and equipment  .........          69            --            262
 Changes in current assets and liabilities:
 Accounts receivable .............................        (158)        7,798          8,462
 Other current assets ............................        (392)          170         (6,347)
 Inventories .....................................      (8,603)       (6,571)         3,512
 Other assets ....................................      (1,888)          641           (403)
 Accounts payable ................................         387         5,543         (9,560)
 Accrued expenses and other ......................      12,102        (1,359)         1,065
                                                   -------------- ------------  ---------------
  Net cash provided by operating activities  .....      33,157        13,971          2,631
                                                   -------------- ------------  ---------------
Cash flows from investing activities:
 Capital expenditures ............................      (4,640)       (3,734)        (2,272)
 Proceeds from sale of fixed assets ..............          91            --            105
 Investment in unconsolidated subsidiaries  ......         (89)         (474)           120
  Net cash (used) by investing activities  .......      (4,638)       (4,208)        (2,047)
                                                   -------------- ------------  ---------------
Cash flows from financing activities:
 Payments on short term debt .....................     (17,514)      (10,065)           (79)
 Cash dividends to stockholders ..................     (11,120)       (9,972)            --
                                                   -------------- ------------  ---------------
  Net cash (used) by financing activities  .......     (28,634)      (20,037)           (79)
                                                   -------------- ------------  ---------------
Net increase (decrease) in cash ..................        (115)      (10,274)           505
Cash and cash equivalents at beginning of period        17,999        17,884          7,610
                                                   -------------- ------------  ---------------
Cash and cash equivalents at end of period  ......    FF17,884       FF7,610        FF8,115
                                                   ============== ============  ===============




   The accompanying notes are an integral part of these financial statements.

                       HOLDING BF S.A. AND SUBSIDIARIES
             FOR THE YEAR ENDED DECEMBER 31, 1996, THE SIX MONTHS
      ENDED JUNE 30, 1997, AND THE THREE MONTHS ENDED SEPTEMBER 30, 1997
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                   (AMOUNTS IN THOUSANDS OF FRENCH FRANCS)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of presentation

   The combined financial statements of Holding BF SA and subsidiaries (the "Group") have been prepared in accordance with accounting principles generally accepted in the United States of America. The combined financial statements of the Group include the subsidiaries and equity investments owned by Holding BF SA in addition to certain entities held by the owners of Holding BF SA. Accordingly, the combined financial statements include the consolidated accounts of Holding BF SA and its wholly owned and majority-owned subsidiaries (SNC Bolle 76 %, Bolle Protection Sarl 88%, Bolle Production Sarl 68.75%), and the accounts of RM Plastiques Sarl and Bolle Diffusion Sarl at December 31, 1996.

   On July 10, 1997, Bolle Inc., a wholly-owned subsidiary of BEC Group Inc. acquired from the Bolle family, shareholders of Holding BF SA, all of the shares of Holding BF SA and subsidiaries. Further, in connection with the purchase agreement, Holding BF SA acquired the minority interests in SNC Bolle and all of the outstanding stock of RM Plastiques Sarl, Bolle Protection Sarl and Bolle Production Sarl prior to closing of the transaction as part of the legal and tax reorganization of the Group. Accordingly the combined accounts of the Company at June 30, 1997 include Holding BF SA and its wholly-owned subsidiaries (SNC Bolle 100%, Bolle Protection Sarl 100 %, Bolle Production Sarl 100 %, RM Plastiques Sarl 100%) and the accounts of Bolle Diffusion Sarl, all on a pre-acquisition basis.

   Bolle Inc. acquired Bolle Diffusion Sarl separately on July 10, 1997. Bolle Diffusion Sarl was accounted for outside the consolidation of Holding BF SA at September 30, 1997. Accordingly, the financial statements of Holding BF SA at September 30, 1997 are presented on a combined basis and include the accounts of Bolle Diffusion Sarl.

   Further, the combined financial statements at September 30, 1997 reflect the application of push down accounting of Bolle Inc. debt used to fund the acquisition of the Group and related purchase accounting adjustments.

 Business

   Holding BF SA and subsidiaries operates in one business segment and manufactures and sells sunglasses and sport shields, safety and tactical eyewear and ski goggles. These products are manufactured in the Group's plant in Oyonnax, France and through subcontractors and are sold to distributors or direct customers located around the world.

 Principles of Consolidation

   All significant intercompany transactions, profits and accounts have been eliminated in consolidation. Investments in companies in which the Group does not have control, but has the ability to exercise significant influence are accounted for by the equity method. Bolle Sunglasses Ltd. and Bolle Canada Inc. are held by majority-owned subsidiaries of Holding BF SA, and therefore the Group's ownership of each of these entities is 38 %, respectively at December 31, 1996. Subsequent to the Company's acquisition of the minority interests described above, Holding BF SA's ownership of Bolle Sunglasses Ltd. and Bolle Canada Inc. increased to 51%, respectively and continue to be accounted for under the equity method of accounting in the financial statements of Holding BF SA at June 30, 1997 and September 30, 1997, as the Group did not have effective control of these entities.

 Revenue Recognition

   Revenue is recognized upon shipment or delivery of products with estimates provided for returns based on management estimates.

                       HOLDING BF S.A. AND SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  Concentration of Credit Risk and Major Customers

   In the opinion of management, concentration of credit risk varies significantly on a country-by-country basis. The Group sells to customers in twenty countries, with the majority of sales to customers in the United States, Europe, Australia and Canada.

   Credit is generally extended based on an evaluation of the customer's financial condition and on-going relationship with the Group, and collateral is generally not required. Credit risk is affected by conditions or occurrences in the local economies and relative strength of the retail environment in each of the countries where the Group's customers operate. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.


   The Group sells its products to three related party distributors, Bolle Sunglasses UK Ltd. and Bolle Canada, Inc., which were both 51% owned by SNC Bolle as of June 30, 1997, and Bolle America, Inc. which is a sister company owned 100% by Bolle Inc. For the year ended December 31, 1996, and the six months and three months ended June 30, 1997 and September 30, 1997, respectively, Bolle America, Inc. represented 27%, 16% and 33% of the Group's net sales, respectively. Specific cost of sales related to Bolle America or any other single customer cannot be calculated. Sales to Bolle Sunglasses UK Ltd. and Bolle Canada did not exceed 10%, respectively in any of the periods presented.


 Foreign Currency Translation

   For non-French subsidiaries which operate in a local currency environment, assets and liabilities are translated into French Francs at period-end exchange rates. Income and expense items are translated at average rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated in a separate component of stockholders' equity.

   In the normal course of business, operations (mainly sales) of the Group is not exposed to fluctuations in currency values. Accordingly, the Group does not enter into any type of financial instrument with respect to balance sheet exposure arising from foreign exchange risk.

   Up until July 10, 1997, the Group, however, had entered into a series of agreements with Bolle America, Inc. providing a series of fixed exchange rates on the French franc/U.S. dollar exchange rate for sales to that customer. Therefore, foreign currency transaction losses amounting to FF 114 for the year ended December 31, 1996 and FF 0 for the six months June 30, 1997 are included in other income.

 Cash and Cash Equivalents

   Cash and cash equivalents represent investments with maturities of three months or less from the time of purchase, and are carried at cost which approximates fair value because of the short maturity of those instruments. Cash paid for interest and income taxes was FF 1,232 and FF 7,852 for the year ended December 31, 1996; FF 290 and FF 3,966 for the six months ended June 30, 1997, and FF 73 and FF 9,840 for the three months ended September 30, 1997, respectively.

 Property and Equipment

   Buildings are valued at cost and depreciated over 30 years on a straight-line basis.

                       HOLDING BF S.A. AND SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

    Other property and equipment are recorded at fair value and depreciated over their estimated useful life calculated, on a straight-line method (see below):

Fittings and fixtures  ..... 5 years
Machinery and equipment .... 7-10 years
Motor vehicles.............. 5 years
Office furniture............ 3-5 years

 Impairment of Long-Lived Assets

   At each balance sheet date, the Group evaluates the realizability of long-lived assets based on expectations of undiscounted cash flows. Should this review indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine whether a write-down to market value is required.

 Warranties

   Certain sales are subject to warranty against material defects. Potential future warranty costs are provided on the balance sheet.

 Pensions and Post Retirement Indemnity

   A provision is recorded for legal employees' lump sum termination indemnities. These indemnities are due to all employees which leave the Group at retirement age (65) and depend upon the length of employees' service and salary level. The obligation, which is not funded, is calculated using an actuarial method (weighted-average discount rate of 6.19 %, salary increase of 2.5 %) and takes into account staff turnover and mortality statistics until retirement age. There are no other pensions, post-retirement or post employment obligations to the Company as such employee benefits are provided by the French social security system.

 Research and Development

   Research, development and engineering expenditures which amounted to FF 3,045, FF 1,752, and FF 931 for the year ended December 31, 1996, the six months ended June 30, 1997 and the three months ended September 30, 1997, respectively, are expensed as incurred. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products.

 Income Taxes

   Taxable income/loss of the various companies comprising the Group was included in the tax returns of the appropriate taxable entity. Accordingly, consolidated income tax returns were not prepared for the Group. Deferred income taxes are provided on the difference in basis of assets and liabilities between financial reporting and tax returns using enacted tax rates. A valuation allowance is recorded when realization of deferred tax assets is not assured.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires Group management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                       HOLDING BF S.A. AND SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  Fair value

   At December 31, 1996, June 30, 1997 and September 30, 1997, the carrying value of financial instruments such as trade receivables, accounts payable and short term debt approximated their fair values based on the short term maturities of these instruments.

 Trademark and Goodwill

   The fair value of the worldwide Bolle(Registered Trademark) trademark of the Group (FF 236,788) has been established by an independent appraisal and is reflected in the Group's combined balance sheet as a result of the revaluation of assets recorded in connection with the acquisition of the Group by Bolle Inc. Both the trademark and goodwill are being amortized over 40 years.

NOTE 2 -- RELATED PARTY TRANSACTIONS

   As disclosed in Note 1, the Group sells to related parties (Bolle UK, Bolle Japan). Such transactions are realized at conditions equivalent to those prevailing for unrelated parties.

   As disclosed in Note 5, prior to July 10, 1997 the Group borrowed from certain stockholders (Bolle family). Interest expense and balances are disclosed in the statement of operations and on the balance sheet, respectively.

   Certain stockholders of the Group owned 100 % of RM Plastique Sarl prior to July 10, 1997, a company with which the Group subcontracts certain assembly tasks. Services rendered by RM Plastique Sarl, amounting to FF 1,385, FF 1,053 and FF 165 for the year ended December 31, 1996, the six months ended June 30, 1997 and the three months ended September 30, 1997, are invoiced at cost on an arm's length basis.

   The minority stockholders in SNC Bolle referred to in Note 8 were also the majority stockholders of the Group before July 10, 1997.

   The Indebtedness to Bolle Inc., as of September 30, 1997 consists primarily of debt incurred in conjunction with the purchase of the Group by Bolle Inc. and short term working capital financing provided by Bolle Inc. During the three months ended September 30, 1997, Bolle Inc. charged an average annualized interest rate of 5.5% on the balance.

NOTE 3 -- INVENTORIES

   Inventories consist of the following at:

                    DECEMBER 31,    JUNE 30,    SEPTEMBER 30,
                        1996          1997           1997
                   -------------- -----------  ---------------
Raw materials  ...      FF 13,076   FF 12,047      FF 10,402
Work in progress           10,580      23,341         20,153
Finished goods  ..         10,741       5,580          6,901
Reserves .........         (4,700)     (4,700)        (4,700)
                   -------------- -----------  ---------------
                        FF 29,697   FF 36,268      FF 32,756
                   ============== ===========  ===============

                       HOLDING BF S.A. AND SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

 NOTE 4 -- PROPERTY AND EQUIPMENT

   Property and equipment consists of the following at:

                                 DECEMBER 31,    JUNE 30,    SEPTEMBER 30,
                                     1996          1997           1997
                                -------------- -----------  ---------------
Land ..........................   FF    --       FF    --    FF 2,500
Buildings and fixtures ........     11,193         11,625      13,205
Machinery and equipment  ......     56,257         58,142       8,356
Motor vehicles ................      2,579          2,637         406
Office furniture...............      3,827          5,187       2,855
Less: accumulated
 depreciation..................    (62,818)       (65,093)     (1,142)
                                -------------- -----------  ---------------
                                  FF11,038       FF12,498    FF26,180
                                ============== ===========  ===============

   Depreciation expense for the year ended December 31, 1996 amounted to FF 4,486 and FF 2,275 and FF 1,519 for the six and three months ended June 30, and September 30, 1997, respectively.

NOTE 5 -- SHORT TERM DEBT AND INDEBTEDNESS TO BOLLE INC.

                             DECEMBER 31,      JUNE 30,     SEPTEMBER 30,
                                 1996            1997            1997
                           ---------------- ------------  -----------------
Short term debt ..........
 Bank debt ...............       FF    559      FF   509         FF 431
 Bank overdraft ..........           5,704                          158
 Other ...................           5,623           523            402
                           ---------------- ------------  -----------------
Total short term debt ....       FF 11,886      FF 1,032         FF 991
                           ================ ============  =================

   The Group benefits from bank overdraft facilities which extend through October 31, 1997 totaling FF 8,200 at an interest of Pibor + 1.5. The rate of interest for the year ended December 31, 1996 and the six and three months ended June 30, and September 30, 1997 averaged 4.9%.

   Short term related party debt represents dividends declared by the Group payable to the Bolle family and interest accrued on such undistributed dividends at a variable rate of interest, which averaged 6.4% during the year ended December 31, 1996 and 6.0% for the six months ended June 30, 1997.

   Indebtedness to Bolle Inc. represents debt incurred by Bolle Inc. to acquire the Group and interest accrued on the balance at an average annualized rate of 5.5% for the three months ended September 30, 1997.

NOTE 6 -- ACCRUED LIABILITIES

   Accrued liabilities consist of the following:


                              DECEMBER 31,    JUNE 30,    SEPTEMBER 30,
                                  1996          1997           1997
                             -------------- -----------  ---------------
Salaries, wages and other
 employee benefits .........      FF  5,632   FF  4,543      FF  4,591
Fringe benefits accruals  ..          2,667       2,328          1,743
Other taxes ................            632         993          1,623
Interest payable ...........          2,190          --             --
Income taxes ...............          7,117       7,925          6,994
Deferred taxes .............          1,154       3,271          3,105
Warranty ...................          3,400       1,500          1,421
Reorganization of the
 Group......................             --          --          5,624
Other.......................          1,293          --            479
                             -------------- -----------  ---------------
                                  FF 24,085   FF 20,560      FF 25,580
                             ============== ===========  ===============

                       HOLDING BF S.A. AND SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

 NOTE 7 -- INCOME TAXES

   The provision (benefit) from income taxes consists of the following:

                                   SIX MONTHS      THREE MONTHS
                  YEAR ENDED         ENDED            ENDED
                 DECEMBER 31,       JUNE 30,      SEPTEMBER 30,
                     1996             1997             1997
               ---------------- --------------  -----------------
Current ......       FF 12,588        FF 4,741        FF 2,690
Deferred .....          (3,455)          2,042            (167)
               ---------------- --------------  -----------------
Total ........       FF  9,133        FF 6,783        FF 2,523
               ================ ==============  =================



   The Company's effective tax rate differs from the statutory rate as follows:


                                                                     SIX MONTHS      THREE MONTHS
                                                    YEAR ENDED         ENDED            ENDED
                                                   DECEMBER 31,       JUNE 30,      SEPTEMBER 30,
                                                       1996             1997             1997
                                                 ---------------- --------------  -----------------
French statutory rate ..........................        36.7%           41.7%            41.7%
Non-taxable income attributable to minority
 stockholders (see Note 8) .....................       (10.5)%            --               --
Impact of new statutory rate....................          --            19.6%              --
Non-deductible expenses.........................          --              --             20.1%
Other...........................................        (0.2)%          (1.7)%             --
                                                 ---------------- --------------  -----------------
Effective income tax rate.......................        26.0%           59.6%            61.8%
                                                 ================ ==============  =================

   Significant components of deferred income taxes are as follows:

                                    DECEMBER 31,      JUNE 30,      SEPTEMBER 30,
                                        1996            1997             1997
                                  ---------------- -------------  -----------------
Pension liability ...............       FF (467)        FF  (375)       FF   (375)
Accrued liabilities .............           697               --               --
Inventory and other..............           624            3,271            3,105
                                  ---------------- -------------  -----------------
 Net deferred tax liability  ....       FF  854         FF 2,896        FF  2,730
                                  ================ =============  =================

   At December 31, 1996, June 30, 1997 and September 30, 1997, other assets include FF 300, FF 375 and FF 375 of deferred tax assets.


   Historically, the Company consisted of a number of different tax entities with different ownership interests. Prior to its acquisition by Bolle Inc., such entities' tax returns were prepared and filed on an unconsolidated basis. The Company's structure is currently being revised in order to allow it to prospectively file one consolidated tax return in France.

                       HOLDING BF S.A. AND SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

 NOTE 8 -- MINORITY INTERESTS

 Minority interests at December 31, 1995 ......................... FF13,393
Minority interest in net income of consolidated subsidiaries  ...     8,250
Dividends paid to minority shareholders .........................    (9,823)
                                                                  -------------
Minority interests at December 31, 1996 .........................  FF11,820
                                                                  =============
Minority interest in net income of consolidated subsidiaries  ...       265
Acquisition of minority interests by the Group...................   (11,690)
                                                                  -------------
Minority interests at June 30, 1997 .............................  FF   395
                                                                  =============
Minority interest in losses of consolidated subsidiaries  .......      (395)
                                                                  -------------
Minority interests at September 30, 1997 ........................  FF    --
                                                                  =============

   At December 31, 1996, minority shareholders had a 24 % interest in SNC Bolle, a Group consolidated subsidiary which form of incorporation provides for an allocation of pre-tax income to minority shareholders in the period earnings are generated. Minority interests in the statement of operations for the year ended December 31, 1996 include FF 8,011 relating to SNC Bolle. This amount is on a pre-tax basis as the related income tax is born directly by the minority stockholders.

   As described in Note 1, in connection with the acquisition of the Group by Bolle Inc., Holding BF SA acquired the minority interests in SNC Bolle and all of the outstanding stock of RM Plastiques Sarl, Bolle Protection Sarl and Bolle Production Sarl prior to closing of the transaction. Accordingly, the only remaining minority interests at June 30, 1997 and September 30, 1997 relate to Bolle Diffusion Sarl. For the three months ended September 30, 1997, Bolle Diffusion Sarl incurred a net loss of FF 1,325, FF 930 of which was included in the Group's results.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

   The Group has various commitments to purchase materials and supplies as part of the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. Management believes that the settlement of such commitments will not materially affect the financial position, results of operations or cashflows of the Group. The Group is also subject to various litigation incidental to its business. The Group does not believe that exposure on any matter will result in a significant impact on its financial position, results of operations or cash flows.

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following is a list of the estimated expenses to be incurred by the Company in connection with the distribution of the Bolle Common Stock being registered hereby. Except for the Securities and Exchange Commission Registration Fee and the Nasdaq National Market Listing Fee, all amounts are estimates.


Securities and Exchange Commission Registration Fee    $  7,412.12
Nasdaq National Market Listing Fee ..................    35,000.00
Printing and Engraving Costs ........................      150,000
Accounting Fees and Expenses ........................      225,000
Legal Fees and Expenses .............................      300,000
Transfer Agent and Registrar Fees ...................       10,000
Miscellaneous .......................................      100,000
                                                      ------------
  Total .............................................  $827,412.12
                                                      ============


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Certificate of Incorporation and Bylaws of the Company provide that the Company shall indemnify each person who is or was a director or officer of the Company to the fullest extent permitted under Section 145 of the DGCL.
Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The Company shall indemnify such person against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided that, under the Company's Bylaws, any such indemnification has been authorized by the Board of Directors or the stockholders, as the case may be, upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met. In addition, pursuant to its Bylaws, the Company shall, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorney's fees) incurred by any officer, director, employee or agent in defending such action, provided that the director, officer, employee or agent undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company.

   Under Section 145 of the DGCL, a Delaware corporation may also indemnify its directors, officers, employees and agents in an action by or in the right of such corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without a judicial approval if the director, officer, employee or agent is adjudged to be liable to the corporation. The indemnification provided is not deemed to be exclusive of any other rights to which a director, officer, employee or agent may be entitled under the corporation's bylaws, agreements, vote or otherwise.

    Article Ninth of the Company's Certificate of Incorporation provides that the personal liability of the directors of the Company is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL, as the same may be amended and supplemented. As a result, a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

   While the Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care,

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act:

     On February 27, 1997 and July 9, 1997, the Company issued 100 and 1,800 shares of common stock, par value $.01 per share, respectively, to BEC based upon an exemption from registration under Section 4(2) of the Securities Act.

     On July 9, 1997, the Company issued 10 shares of common stock, par value $.01 per share, and 6,864 shares of Series A preferred stock, par value $.01 per share, to each of Robert Bolle and Maurice Bolle as partial consideration for the purchase of Bolle France based upon an exemption from registration under Section 4(2) of the Securities Act. On July 9, 1997, the Company issued 20 shares of common stock, par value $.01 per share, and 12,614 shares of Series A preferred stock, par value $.01 per share, to each of Franck Bolle and Patricia Bolle Passaquay as partial consideration for the purchase of Bolle France based upon an exemption from registration under Section 4(2) of the Securities Act.

     On July 9, 1997, the Company issued 20 shares of common stock, par value $.01 per share, and 12,582 shares of Series A preferred stock, par value $.01 per share, to each of Brigitte Bolle and Christelle Roche as partial consideration for the purchase of Bolle France based upon an exemption from registration under Section 4(2) of the Securities Act.

     The total value of the common stock issued to BEC was $34,618,100. The total value of the 100 shares of common stock issued to the above individuals at the time of issuance was $1,822,000, and the total value of the Series A preferred shares at the time of issuance was $11,055,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


 (a) Exhibits:
    3.1     Form of Amended and Restated Certificate of Incorporation
    3.2     Form of Certificate of Designations of the Series B Preferred Stock
    3.3     Form of Amended and Restated Bylaws
    4.1     Specimen of Stock Certificate
    4.2 Amended and Restated Share Purchase Agreement dated July 9, 1997 among BEC Group, Inc. ("BEC") and Bolle Inc. (the "Company"), on the one hand, and each of Robert Bolle, Maurice Bolle, Franck
            Bolle, Brigitte Bolle, Patricia Bolle Passaquay and Christelle
            Roche (collectively, the "Sellers"). Incorporated by reference to
            Exhibit 10.1 of BEC's Current Report on Form 8-K, dated July 10,
            1997 (Commission File No. 1-14360).
    4.3 Letter Agreement dated July 9, 1997 by and among Martin E. Franklin and each of the Sellers

                                      II-2

     4.4    Form of Letter Agreement dated    , 1998 by and among Martin E.
            Franklin and each of the Sellers
     4.5    Form of Warrant Agreement dated        , 1998 among the Company and
            each of the Sellers
     4.6    Form of 1998 Stock Incentive Plan
    *5.1    Opinion of Willkie Farr & Gallagher
   +10.1    Employment Agreement and Memorandum of Understanding dated July 7,
            1997 between the Company and Gary Kiedaisch
    10.2    Employment Agreement dated July 9, 1997 between Societe Bolle SNC and Franck Bolle (English translation)
    10.3    Employment Agreement dated July 9, 1997 between Societe Bolle SNC and Patricia Bolle Passaquay (English translation)
   +10.4    Agreement dated September 20, 1995 between the Company and Steve N.
            Haber
    10.5    Form of Management Services Agreement between the Company and BEC
    10.6    Form of Bill of Sale and Assignment Agreement dated as of October
            1, 1997 between BEC and the Company
    10.7    Form of Indemnification Agreement dated as of , 1997 by and among
            BEC, BILC Acquisition Corp. and the Company
    10.8    Exclusive Customer Agreement dated as of October 23, 1997 by and between the Company and Alyn Corporation
    10.9    Letter of Intent between the Company and Bill Bass Optical Pty Ltd.
            dated January 6, 1998
    10.10   Loan Agreement by and among BEC (as assignee) and First Interstate
            Bank of Texas, N.A., relating to the real property located in
            Dallas, Texas. Incorporated by reference to Exhibit 10.24 to Benson
            Eyecare Corporation's Annual Report on Form 10-K for the year ended
            December 31, 1995 (Commission File No. 1-9435).
    10.11   First Amendment to Loan Agreement (see Exhibit 10.8 above) and
            Other Loan Documents, dated May 3, 1996, by and among Foster Grant
            Group, L.P., BEC and First Interstate Bank of Texas, N.A.
            Incorporated by reference to Exhibit 10.20 to BEC's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File
            No. 1-14360).
    10.12   Second Amendment to Loan Agreement (see Exhibit 10.8 above) and
            Other Loan Documents, dated December 12, 1996, by and among Wells
            Fargo Bank (Texas), N.A. (as successor to First Interstate Bank of
            Texas, N.A.), ORC Management Corporation, Foster Grant Group, L.P.,
            and BEC. Incorporated by reference to Exhibit 10.21 to BEC's Annual
            Report on Form 10-K for the year ended December 31, 1996
            (Commission File No. 1-14360).
    10.13   Deed of Trust, Security Agreement and Financing Statement, dated
            March 31, 1995, relating to mortgage of real property located in
            Dallas, Texas. Incorporated by reference to Exhibit 10.22 of BEC's
            Annual Report on Form 10-K for the year ended December 31, 1996
            (Commission File No. 1-14360).
    10.14   Agreement and Plan of Merger, dated as of July 26, 1995, among
            Benson Eyecare Corporation, Benson Acquisition Corp., and Bolle
            America, Inc. Incorporated by reference to Exhibit 10.1 to Benson
            Eyecare Corporation's Current Report on Form 8-K, dated August 3,
            1995 (Commission File No. 1-9435).
    10.15   Agreement and Plan of Merger, dated as of February 11, 1996, between Essilor International, S.A., Essilor of America, Inc.,
            Essilor Acquisition Corporation, Benson Eyecare Corporation, BEC
            and Omega Opco, Inc. Incorporated by reference to Exhibit 10.1 to
            BEC's Registration Statement on Form S-1 (Registration No.
            333-3186).

                                      II-3

    10.16   Indemnification Agreement, dated as of February 11, 1996, by and among Essilor International, S.A., Essilor of America, Inc.,
            Essilor Acquisition Corporation, Benson Eyecare Corporation, and
            BEC. Incorporated by reference to Exhibit 10.3 to BEC's
            Registration Statement on Form S-1 (Registration No. 333-3186).
    10.17   Asset Purchase Agreement, dated as of February 11, 1996, by and among Benson Eyecare Corporation, BEC and Optical Radiation
            Corporation and Monsanto Company. Incorporated by reference to
            Exhibit 10.2 to Benson Eyecare Corporation's Current Report on Form
            8-K, dated February 12, 1996.
    10.18   Stock Purchase Agreement, dated as of November 13, 1996, by and among BEC, Foster Grant Group, L.P., Foster Grant Holdings, L.P.
            and Accessories Associates, Inc. Schedules and other attachments to such agreement are not filed herewith, but will be provided supplementally to the Commission upon request. Incorporated by reference to Exhibit 2.1 to BEC's Quarterly Report on Form 10-Q/A
            for the period ended September 30, 1996.
    10.19   Merger Agreement, dated as of June 30, 1994, among BEC (as assignee), Benson Acquisition Company, Inc. and Optical Radiation
            Corporation. Incorporated by reference to Exhibit 99.1 to Benson
            Eyecare Corporation's Current Report on Form 8-K, dated of event
            June 30, 1994 (Commission File No. 1-9435).
    10.20   Amendment No. 1 to Merger Agreement, dated as of July 6, 1994, among BEC (as assignee), Benson Acquisition Company, Inc. and
            Optical Radiation Corporation. Incorporated by reference to Exhibit
            99.2 to Benson Eyecare Corporations' Current Report on Form 8-K,
            date of event June 30, 1994 (Commission File No. 1-9435).
    10.21   Amendment No. 2 to Merger Agreement, dated as of August 29, 1994, by and among BEC, Optical Radiation Corporation and Benson
            Acquisition Corporation. Incorporated by reference to Annex E to
            Benson Eyecare Corporation's Registration Statement on Form S-4,
            dated September 12, 1994 (Commission File No. 1-9435).
    10.22   Form of Indemnification Agreement between the Company and its officers and directors
    21.1    List of the subsidiaries of the Company
    23.1    Consent of KPMG Peat Marwick LLP
    23.2    Consent of Price Waterhouse LLP
    23.3    Consent of Befec-Price Waterhouse
   +27      Financial Data Schedule
   +99.1    Consent of David Moore


------------
*     To be filed by amendment.
+     Previously Filed.

   The Company hereby agrees to furnish supplementally a copy of any omitted schedules or exhibits to the above-described agreements to the Commission upon request.

   (b) Financial Statement Schedules:

   All schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto.

 ITEM 17. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes that:

     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that item shall be deemed to be the initial bona fide public offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on February 4, 1998.


                                          BOLLE INC.
                                          By:               *
                                             --------------------------------
                                             Martin E. Franklin
                                             Title: Chairman of the Board

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


           SIGNATURE                                  TITLE                              DATE
------------------------------  ------------------------------------------------ ------------------
               *                Chairman of the Board, Director                  February 4, 1998
 ------------------------------
       Martin E. Franklin

               *                President, Chief Executive Officer, Director     February 4, 1998
 ------------------------------

         Gary Kiedaisch
      /s/ Ian G.H. Ashken       Executive Vice President of Finance and          February 4, 1998
 ------------------------------ Administration, Chief Financial Officer,
         Ian G.H. Ashken        Principal Accounting Officer, Assistant
                                Secretary and Director

               *                Director                                         February 4, 1998
 ------------------------------
          Franck Bolle

               *                Director                                         February 4, 1998
 ------------------------------
    Patricia Bolle Passaquay

      */s/ Ian G.H. Ashken
 ------------------------------
       Ian G.H. Ashken as
        Attorney-In-Fact

                                EXHIBIT INDEX


   EXHIBIT                                              DESCRIPTION                                                    PAGE NO.
-----------     ------------------------------------------------------------------------------------------           ------------
      3.1    Form of Amended and Restated Certificate of Incorporation
      3.2    Form of Certificate of Designations of the Series B Preferred Stock
      3.3    Form of Amended and Restated Bylaws
      4.1    Specimen of Stock Certificate
      4.2    Amended and Restated Share Purchase Agreement dated July 9, 1997 among BEC Group, Inc. ("BEC")
             and Bolle Inc. (the "Company"), on the one hand, and each of, Robert Bolle, Maurice Bolle, Franck
             Bolle, Brigitte Bolle, Patricia Bolle Passaquay and Christelle Roche (collectively, the "Sellers").
             Incorporated by reference to Exhibit 10.1 of BEC's Current Report on Form 8-K, dated July 10,
             1997 (Commission File No. 1-14360).
      4.3    Letter Agreement dated July 9, 1997 by and among Martin E. Franklin and each of the Sellers
      4.4    Form of Letter Agreement dated     , 1998 by and among Martin E. Franklin and each of the Sellers
      4.5    Form of Warrant Agreement dated  , 1998 among the Company and each of the Sellers
      4.6    Form of 1998 Stock Incentive Plan
     *5.1    Opinion of Willkie Farr & Gallagher
    +10.1    Employment Agreement and Memorandum of Understanding dated July 7, 1997 between the Company and Gary Kiedaisch
     10.2    Employment Agreement dated July 9, 1997 between Societe Bolle SNC and Franck Bolle (English translation)
     10.3    Employment Agreement dated July 9, 1997 between Societe Bolle SNC and Patricia Bolle Passaquay
             (English translation)
    +10.4    Agreement dated September 20, 1995 between the Company and Steve N. Haber
     10.5    Form of Management Services Agreement between the Company and BEC
     10.6    Form of Bill of Sale and Assignment Agreement dated as of October 1, 1997 between BEC and the
             Company
     10.7    Form of Indemnification Agreement dated as of      , 1997 by and among BEC, BILC Acquisition
             Corp. and the Company
     10.8    Exclusive Customer Agreement dated as of October 23, 1997 by and between the Company and Alyn
             Corporation
     10.9    Letter of Intent between the Company and Bill Bass Optical Pty Ltd. dated January 6, 1998
     10.10   Loan Agreement by and among BEC (as assignee) and First Interstate Bank of Texas, N.A., relating to the real property located in Dallas, Texas. Incorporated by reference to Exhibit 10.24 to
             Benson Eyecare Corporation's Annual Report on Form 10-K for the year ended December 31, 1995
             (Commission File No. 1-9435).
     10.11   First Amendment to Loan Agreement (see Exhibit 10.8 above) and Other Loan Documents, dated May
             3, 1996, by and among Foster Grant Group, L.P., BEC and First Interstate Bank of Texas, N.A.
             Incorporated by reference to Exhibit 10.20 to BEC's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 1-14360).
   EXHIBIT                                           DESCRIPTION                                                PAGE NO.
-----------  ------------------------------------------------------------------------------------------       ------------
    10.12    Second Amendment to Loan Agreement (see Exhibit 10.8 above) and Other Loan Documents, dated
             December 12, 1996, by and among Wells Fargo Bank (Texas), N.A. (as successor to First Interstate
             Bank of Texas, N.A.), ORC Management Corporation, Foster Grant Group, L.P., and BEC. Incorporated
             by reference to Exhibit 10.21 to BEC's Annual Report on Form 10-K for the year ended December
             31, 1996 (Commission File No. 1-14360).
    10.13    Deed of Trust, Security Agreement and Financing Statement, dated March 31, 1995, relating to mortgage of real property located in Dallas, Texas. Incorporated by reference to Exhibit 10.22 of BEC's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No.
             1-14360).
    10.14    Agreement and Plan of Merger, dated as of July 26, 1995, among Benson Eyecare Corporation, Benson
             Acquisition Corp., and Bolle America, Inc. Incorporated by reference to Exhibit 10.1 to Benson
             Eyecare Corporation's Current Report on Form 8-K, dated August 3, 1995 (Commission File No.
             1-9435).
    10.15    Agreement and Plan of Merger, dated as of February 11, 1996, between Essilor International,
             S.A., Essilor of America, Inc., Essilor Acquisition Corporation, Benson Eyecare Corporation,
             BEC and Omega Opco, Inc. Incorporated by reference to Exhibit 10.1 to BEC's Registration Statement on Form S-1 (Registration No. 333-3186).
    10.16    Indemnification Agreement, dated as of February 11, 1996, by and among Essilor International,
             S.A., Essilor of America, Inc., Essilor Acquisition Corporation, Benson Eyecare Corporation,
             and BEC. Incorporated by reference to Exhibit 10.3 to BEC's Registration Statement on Form S-1
             (Registration No. 333-3186).
    10.17    Asset Purchase Agreement, dated as of February 11, 1996, by and among Benson Eyecare Corporation,
             BEC and Optical Radiation Corporation and Monsanto Company. Incorporated by reference to Exhibit
             10.2 to Benson Eyecare Corporation's Current Report on Form 8-K, dated February 12, 1996.
    10.18    Stock Purchase Agreement, dated as of November 13, 1996, by and among BEC, Foster Grant Group,
             L.P., Foster Grant Holdings, L.P. and Accessories Associates, Inc. Schedules and other attachments to such agreement are not filed herewith, but will be provided supplementally to the Commission upon request. Incorporated by reference to Exhibit 2.1 to BEC's Quarterly Report on Form 10-Q/A
             for the period ended September 30, 1996.
    10.19    Merger Agreement, dated as of June 30, 1994, among BEC (as assignee), Benson Acquisition Company,
             Inc. and Optical Radiation Corporation. Incorporated by reference to Exhibit 99.1 to Benson
             Eyecare Corporation's Current Report on Form 8-K, dated of event June 30, 1994 (Commission File
             No. 1-9435).
    10.20    Amendment No. 1 to Merger Agreement, dated as of July 6, 1994, among BEC (as assignee), Benson
             Acquisition Company, Inc. and Optical Radiation Corporation. Incorporated by reference to Exhibit
             99.2 to Benson Eyecare Corporations' Current Report on Form 8-K, date of event June 30, 1994
             (Commission File No. 1-9435).
    10.21    Amendment No. 2 to Merger Agreement, dated as of August 29, 1994, by and among BEC, Optical
             Radiation Corporation and Benson Acquisition Corporation. Incorporated by reference to Annex
             E to Benson Eyecare Corporation's Registration Statement on Form S-4, dated September 12, 1994
             (Commission File No. 1-9435).
    10.22    Form of Indemnification Agreement between the Company and its officers and directors
    21.1     List of the subsidiaries of the Company

   EXHIBIT                                           DESCRIPTION                                              PAGE NO.
-----------  ------------------------------------------------------------------------------------------     ------------
    23.1     Consent of KPMG Peat Marwick LLP
    23.2     Consent of Price Waterhouse LLP
    23.3     Consent of Befec-Price Waterhouse
   +27       Financial Data Schedule
   +99.1     Consent of David Moore


------------
*     To be filed by amendment.
+     Previously Filed.